File No. 70-9175

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                 _________________________________________
                            AMENDMENT NO. 3 TO
                                 FORM U-1
                         APPLICATION - DECLARATION
                                 UNDER THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ________________________________________________



Names of Companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company     National Fuel Gas Supply
10 Lafayette Square              Corporation
Buffalo, New York  14203      10 Lafayette Square
                              Buffalo, New York  14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

J. P. Pawlowski,              J. R. Peterson,
   Secretary                     Assistant Secretary
National Fuel Gas             National Fuel Gas
   Supply Corporation            Company
10 Lafayette Square           10 Lafayette Square
Buffalo, New York  14203      Buffalo, New York  14203

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                    D. W. Reitz
                    Assistant General Counsel
                    National Fuel Gas Supply Corporation
                    10 Lafayette Square, Suite 1500
                    Buffalo, New York  14203

The amended and restated Form U-1 previously filed in this matter as Amendment No. 1, as amended by Amendment No. 2, is amended and restated as follows:

Item 1.  Description of Proposed Transactions.

     National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). Joining in this application is National Fuel Gas Supply Corporation ("Supply"), a wholly-owned subsidiary of National engaged in the interstate transportation and storage of natural gas subject to the jurisdiction of the Federal Energy Regulatory Commission. National and its subsidiaries are collectively referred to herein as the "National Fuel Gas System." In addition to Supply, National Fuel's subsidiaries consist of National Fuel Gas Distribution Corporation ("Distribution"), Seneca Resources Corporation, Utility Constructors, Inc., Leidy Hub, Inc., Horizon Energy Development, Inc., Data-Track Account Services, Inc., National Fuel Resources, Inc., Highland Land & Minerals, Inc., Niagara Energy Trading Inc., Niagara Independence Marketing Company, and Seneca Independence Pipeline Company. Distribution is the only utility subsidiary of National. Distribution sells natural gas and provides natural gas transportation services through a local distribution system located in an area in western New York and northwestern Pennsylvania that includes Buffalo, Niagara Falls and Jamestown, New York, and Erie and Sharon, Pennsylvania.

     Cunningham Natural Gas Corporation ("Cunningham") is a New York corporation with a principal business address of 165 Kennedy Street, Bradford, Pennsylvania 16701. Cunningham operates two natural gas wells, one in Allegany County, New York, and the other in Potter County, Pennsylvania.

     Supply and Cunningham are parties to an Asset Purchase and Reorganization Agreement dated October 8, 1997, as amended (the "Agreement"), under which Supply, subject to certain conditions including Securities and Exchange Commission ("Commission") approval of this application-declaration, will acquire substantially all the assets of Cunningham in exchange for registered shares of common voting stock, $1 par value, of National, in a manner intended to qualify for non-recognition of gain or loss pursuant to Section 368 of the Internal Revenue Code (the "Exchange").

     Pursuant to the Agreement, Supply would acquire all of Cunningham's assets in the Exchange, with the exception of the excluded assets identified below. The assets to be acquired by Supply ("the Assets") include the following:

     (1) Cunningham's two natural gas wells, and related pipelines, equipment, vehicles, leases, sales agreements and other property used in the production of natural gas;

     (2) Cunningham's cash, cash equivalents and receivables, except as identified below;

     (3) Approximately 640 acres of undeveloped timber property in Allegany County, New York; and

     (4) Any marketable securities that remain in Cunningham's accounts with two investment brokers at the time the Exchange is consummated (the "Closing"). (One account is with Salomon Smith Barney, and the other is with Edward Jones. At this time, these accounts consist entirely of money funds and certificates of deposit.)

     The following assets of Cunningham will be excluded from the
Exchange:

     (1) Cunningham's oil wells and any equipment or other property used by Cunningham in the production and sale of oil, which have been or will be sold to one or more other parties in separate transactions;

     (2)  an amount of cash or cash equivalents (not to exceed
$300,000) retained by Cunningham to pay deferred compensation obligations predating the Agreement; and

     (3) two pickup trucks and one brine truck, which will be sold to one or more other parties in separate transactions.

     In exchange for the Assets, Supply will deliver registered shares of common stock of National ("the Shares") to Cunningham having an aggregate market value ("the Consideration"), as of the end of the last business day immediately preceding the Closing ("the Valuation Date"), equal to the sum of the following:

     (1) the cash and cash equivalents to be transferred to Supply;

     (2) the market value as of the Valuation date of any securities to be transferred to Supply (although it is expected that no such securities will be transferred);

     (3) the unpaid balance of Cunningham's receivables from its gas sales customer;

     (4) the fair market value of the real property owned by Cunningham, according to appraisals performed for Supply and Cunningham; and

     (5)  an agreed-upon amount of additional consideration.

     Applicants have estimated that the Consideration will be approximately $3,087,000. If, as assumed by the pro forma financial statements included with this filing, the Exchange had been consummated on January 31, 1999, the Shares would have consisted of 72,948 Shares, or less than 2/10 of 1% of the 38,604,338 Shares issued and outstanding as of that date, and the market value of the Shares ($3,087,000) would also have amounted to a small fraction of 1% of the total assets of National and its subsidiaries, which totaled $2,859,478,000 as of that date.

     The Shares to be exchanged for Cunningham's assets will be registered with the Commission under the Securities Act of 1933, issued and transferred in compliance with any applicable state Blue Sky Laws, and listed on the New York Stock Exchange. The Shares shall be exchanged without preference over any outstanding common stock of National as to dividends or distribution, and shall have equal voting rights with all such outstanding common stock.

     In order to effectuate the Exchange, National will issue the Shares to Supply, and Supply will, in turn, pay National an amount equal to the Consideration for the Shares.1/ Supply will then exchange the Shares for the Assets.

     The Agreement also contemplates that, following the Exchange, Cunningham would wind up its affairs pursuant to a plan of liquidation, under which its shareholders would receive the Shares in exchange for their Cunningham common stock.

     The acquisition of Cunningham's natural gas properties is expected to improve operations of Supply's underground natural gas storage facilities in Allegany and Steuben Counties, New
York.

     This application-declaration is being submitted pursuant to Sections 6(a), 7, 9(a) and 10 of the Act. With respect to acquisition authorization under Sections 9(a) and 10, Section 2(b) of the Gas Related Activities Act of 1990, 15 U.S.C. Section 79k (Law Co-op. 1993) provides that the functional relationship requirement of Section 11 of the Act will be deemed satisfied if the Commission determines that

     "(1) . . . such acquisition is in the interest of consumers of each gas utility company of [the] registered company or consumers of any other subsidiary of such registered company; and

     (2) . . . such acquisition will not be detrimental to the interests of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system."

The Exchange is in the interest of Supply's direct and indirect transportation and storage customers, including Distribution, National's public utility subsidiary and its customers, because the Exchange is expected to result in improved performance and greater utilization of Supply's storage fields in Allegany and Steuben Counties. Distribution purchases firm storage services from Supply and relies upon the capacity and deliverability of Supply's storage fields to meet its winter heating requirements.

________________

1/ Supply plans to finance this payment to National through borrowings from the National Fuel Gas System money pool.
     See Holding Co. Act Release No. 26847 (March 20, 1998); File
     No. 70-9153.

In addition, the Exchange will be in no way detrimental to such customers, the public interest, investors, or the proper functioning of the National Fuel Gas System.

     While it does not appear that Supply's acquisition of Cunningham's assets will be exempt under Rule 58 because it does not involve the acquisition of securities, approval of this asset acquisition would be fully consistent with the Commission's purpose in issuing Rule 58; i.e., "to facilitate investments by registered holding companies in energy-related and gas-related companies."2/ As a producer of natural gas, Cunningham falls within the definition of "gas-related company."

     With respect to stock issuance authorization under Sections 6(a) and 7 of the Act, Section 7(d)(3) provides that a declaration shall not become effective if financing by the issue or sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which applicant lawfully is engaged or has an interest. As shown by the discussion above, issuance of the Shares is necessary or appropriate to the economical and efficient operation of Supply's business, and will satisfy this and all other requirements of Section 7 of the Act.

Item 2.  Fees, Commissions and Expenses

     Registration Fees (Estimated)            $1,231

     Expenses of Counsel and
       Auditors for National (Estimated)      $5,000

     Fees and Expenses of Counsel           $140,000
       for Supply (Estimated)

     Appraisal Fees (Estimated)               $7,000

     Misc. Expenses (Estimated)               $1,000
     _______________________________________________
     Total (Estimated)                      $154,231













_______________

2/   Holding Co. Act Release No. 26667 (February 14, 1997), 62 FR
     7900 at 7902 (February 20, 1997).

Item 3.  Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), and 10 of the Act, and Rules 23, 24, and 43 are considered or may be applicable to the proposed transactions.

     Sections 6(a) and 7 of the Act and Rule 43 will apply to the issuance of the Shares by National.

     Sections 9(a) and 10 may apply to Supply's acquisition of Cunningham's assets. In addition, these sections would apply to the acquisition by Supply of any marketable securities that remain in Cunningham's investment accounts on the date of the closing, to the extent such acquisition would not be exempt under Rule 40.

     The Gas Related Activities Act would be applicable to any aspect of the Exchange that is subject to Sections 9(a) and 10.

     To the extent that any aspect of the Exchange is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

     Rule 54 applies to this application-declaration because National's interests in foreign utility companies ("FUCO's") satisfy subsections (a), (b) and (c) of Rule 53. Through its subsidiaries, National owns a majority interest in four FUCO's in the Czech Republic ("the Czech FUCO's"). Neither National nor any of its subsidiaries has any ownership interest in any Exempt Wholesale Generator as defined in Section 32 of the Act.

     National's current Aggregate Investment as defined in Rule 53 (a)(1)(i) in the Czech FUCO's ($122,819,000 as of January 31, 1999, rounded to the nearest $1,000) is less than 50% of its consolidated retained earnings ($468,059,000 as of January 31, 1999, rounded to the nearest $1,000), satisfying the requirements of Rule 53(a)(1).

     National and its subsidiaries maintain books and records to identify investments in and earnings from FUCO's in which they directly or indirectly own an interest. In addition, the books and records and the financial statements of the Czech FUCO's are kept in conformity with the requirements of Rule 53(a)(2)(ii)(A) and (B)3/, and National undertakes to provide the Commission access to such books and records and financial statements that are available to National upon the request of the Commission. Thus, the Rule 53(a)(2) requirements are satisfied.

     No more than two (2)% of the employees of National's domestic public-utility company render services, at any one time, directly or indirectly, to the FUCO's in which National directly or indirectly holds an interest, thereby satisfying Rule 53(a)(3). A copy of any Form U-1 and certificate under section
250.24 to be filed with the Commission under Rule 53, as well as a copy of Item 9 and the related exhibits of Form U5S, will be submitted with every federal, state or local regulator having jurisdiction over the retail rates of any affected public-utility company.

     None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable. With respect to Rule 53(b)(2) in particular, the average of National's consolidated retained earnings (rounded to the nearest $1,000) for the four calendar quarters ending March 31, 1998 ($446,565,000), June 30, 1998
($448,448,000), September 30, 1998 ($428,112,000) and December
31, 1998 ($448,433,000) (such average being $442,890,000) is not more than 10% less (8.34% less to be exact) than the average of National's consolidated retained earnings for the four calendar quarters ending March 31, 1997 ($486,696,000), June 30, 1997
($489,060,000), September 30, 1997 ($472,595,000) and December
31, 1997 ($484,430,000) (such average being $483,195,000).

Item 4.  Regulatory Approval

     No consent or approval of any federal commission (other than the Commission under the Act and the Securities Act of 1933) is required with respect to the transactions proposed herein. By agreement of the parties, Cunningham's obligation to consummate the Exchange is contingent upon its receipt of a ruling from the Internal Revenue Service that the Exchange will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the


______________

3/   The books and records of the Czech FUCO's are maintained by those entities in accordance with the statutory rules of the Czech Republic. However, National has identified the significant differences between the Czech statutory accounting rules and the United States generally accepted accounting principles ("GAAP"). The Czech statutory financial statements are modified to conform to GAAP when they are included in the consolidated financial statements of National. In performing the conversion to GAAP, goodwill that arose from the acquisition of the majority interests in the Czech FUCO's is allocated to the respective entities. This goodwill does not appear in the books and records of the Czech FUCO's because of the existence of a significant minority interest and/or the existence of public debt.
Internal Revenue Code of 1986, as amended.  On February 3, 1998,

Cunningham submitted a request to the Internal Revenue Service seeking such ruling, and on January 12, 1999, the Internal
Revenue Service issued a ruling that satisfies this contingency.

     These transactions concern the acquisition of one natural gas well permitted by the New York State Department of Environmental Conservation, and one permitted by the Pennsylvania Department of Environmental Protection. The only state commission approvals necessary in regard to the proposed transactions are that each of these environmental agencies must approve the transfer of the well permits related to the wells located in their respective jurisdictions. Section 213 of the Pennsylvania Oil and Gas Act requires that the Department of Environmental Protection be notified of a well transfer within 30 days after a sale occurs. Section 551.4(c)(1) of the regulations of the New York Department of Environmental Conservation also contemplates that the request for approval of a well transfer will be made following the sale of the well. Supply will request transfer approval from both state agencies within 30 days following the Closing. There are no approvals necessary from any state commissions that regulate public utilities.

Item 5.  Procedure

     The Commission is requested to issue an order permitting the declaration to become effective as soon as practicable so that the Exchange may be consummated on or before April 15, 1999.
The Agreement provides that the Exchange is contingent upon a closing occurring on or before April 15, 1999. There is a possibility that the Exchange will not be consummated if it does not close by that time.

     Applicant-Declarants respectfully request that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing is ordered, Applicant-Declarants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission's decision and request that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

     Applicant-Declarants hereby request that certain information contained in the Exhibits hereto, as indicated in the index of Exhibits (the "Information") be kept confidential pursuant to Rule 104(b) [17 CFR Section 250.104(b)]. The Information consists of a map showing the location of the natural gas production properties to be acquired. This map is exempt from disclosure pursuant to Subsection 552 (b) (9) of the Freedom of Information Act, which specifically exempts "geological or geophysical information and data, including maps, concerning wells."

Item 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are filed as part of this application-declaration:

     (a)  Exhibits:

       A-1     Common Stock Shares to be issued by National.

       B-1 Asset Purchase and Reorganization Agreement between Supply and Cunningham.

       B-2     Supplemental Agreement between Supply and
               Cunningham.

       C-1     Form S-4 Registration Statement under the
               Securities Act of 1933 regarding the issuance of the Shares by National.

       D-1     Ruling by the Internal Revenue Service that the
               Exchange qualifies as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue
               Code of 1986.

       E-1 Map showing generally the location of the natural gas production properties to be acquired in relation to the facilities of Supply. THIS EXHIBIT
               IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT
               UNDER RULE 104(b).

       F-1     Opinion of New Jersey counsel for National.

       F-2     Opinion of Pennsylvania counsel for Supply.

       G-1     Financial Data Schedules.

       I-1 The discussion of consideration originally appearing as Exhibit I-1 has been withdrawn.

     (b)  Financial Statements

       S-1 Pro forma consolidated financial statements for National Fuel Gas Company and adjusting journal entries.

       S-2     Pro forma financial statements for National Fuel
               Gas Company and adjusting journal entries.

       S-3     Pro forma financial statements for National Fuel
               Gas Supply Corporation and adjusting journal entries.

       S-4 Notes to consolidated financial statements of National Fuel Gas Company.

Item 7.  Information as to Environmental Effects

     The proposed transactions involve the change in ownership of existing properties and therefore involve no major action which will significantly affect the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this application-declaration.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 1999             NATIONAL FUEL GAS COMPANY


                                   By: /s/ James R. Peterson
                                      ___________________________
                                      James R. Peterson
                                      Assistant Secretary


                                   NATIONAL FUEL GAS SUPPLY
                                      CORPORATION


                                   By: /s/ John R. Pustulka
                                      ___________________________
                                      John R. Pustulka
                                      Vice President

                                                  Exhibit A-1
[front of stock certificate]

Common Stock                                 Common Stock
Certificate for                              Certificate for
Not More Than                                Not More Than
100,000                                      100,000
Shares                                       Shares

Number                                       Shares
D_____                                       _________

                                      Cusip 636180 10 1
                              See Reverse for Certain Definitions

                         NATIONAL FUEL GAS COMPANY
          Incorporated Under the Laws of the State of New Jersey


This is to Certify That


is the Owner of


     Fully Paid and Non-Assessable Shares of the Common Stock of National Fuel Gas Company transferable on the books of the Company in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

     Witness the seal of the Company and the signatures of its duly authorized officers.


[corporate seal]
National Fuel Gas Company
1902
New Jersey

Dated:


/s/ Bernard J. Kennedy          Countersigned and Registered:
________________________        CHEMICAL BANK
Chairman of the Board,                             Transfer Agent
President and Chief                                and Registrar
Executive Officer               By:_________________________

/s/ J. P. Pawlowski                               Authorized Officer
________________________
Treasurer





                    [reverse side of stock certificate]

                         NATIONAL FUEL GAS COMPANY

     Upon request to the Secretary of National Fuel Gas Company, the Company will furnish to any shareholder, without charge, a full statement of the designations, relative rights, preferences and limitations of the shares of each class or series authorized to be issued, so far as the same have been determined, and of the authority of the board of directors to divide the shares into series and to determine and change the relative rights, preferences and limitations of any class or series.

     The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM     - as tenants in common
TEN ENT     - as tenants by the entireties
JT TEN      - as joint tenants with right of survivorship
              and not as tenants in common
UNIF GIFT
MIN ACT     - _______ Custodian ________
              (Cust)            (Minor)
              under Uniform Gifts to Minors
              Act ___________________
                       (State)
Additional abbreviations may also be used though not in the above list.

     For value received, _______ hereby sell, assign and transfer unto [Please insert social security or other identifying number of Assignee]
____________________________________________________
________________________________________________________________
(Please print or typewrite name and address including postal zip code of assignee) _____________________________________________
_______________________________________________________________
_________________________________________________________ Shares
of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint __________________
_______________________________________________________________
Attorney to transfer the said stock on the books of the within-named Company with full power of substitution in the premises.
Dated, __________________

                            ___________________________________

    This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between National Fuel Gas Company and Marine Midland Bank dated as of June 12, 1996 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of National Fuel Gas Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. National Fuel Gas Company will mail to the holder of this certificate a copy of the Rights Agreement as in effect on the date of mailing without charge within five Business Days after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights beneficially owned by an Acquiring Person may become null and void.

                                                  Exhibit B-1

           ASSET PURCHASE AND REORGANIZATION AGREEMENT


          This Asset Purchase and Reorganization Agreement ("Agreement") dated as of the 8th day of October, 1997, by and between NATIONAL FUEL GAS SUPPLY CORPORATION, a Pennsylvania corporation, with its principal office at 10 Lafayette Square, Buffalo, New York ("Buyer"), and CUNNINGHAM NATURAL GAS CORPORATION, a New York corporation with its principal office at 326 Interstate Parkway, Bradford, Pennsylvania ("Seller").


                      W I T N E S S E T H:


          WHEREAS, Seller is engaged in the business of producing and selling natural gas, owning real property and owning investment securities (the "Business") as well as the production and sale of oil; and

          WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller substantially all of the assets of the Seller utilized in the Business, all on the terms and conditions hereinafter set forth; and

          WHEREAS, Seller and Buyer intend the transaction contemplated hereby to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended; and

          WHEREAS, Seller and Buyer are litigants in an action entitled "National Fuel Gas Supply Corporation v. Cunningham Natural Gas Corporation", currently pending in Supreme Court, Erie County, New York (the "Action") and are entering into this Agreement in settlement with a proposed resolution of the Action.

          NOW, THEREFORE, in consideration of the premises and mutual representations, warranties and covenants contained herein, the parties agree as follows:


                            ARTICLE I

                        PURCHASE AND SALE

          1.1  Sale of Assets.  At the Closing (as defined in
Section 2.1 hereof) and subject to all of the terms and conditions of this Agreement, Seller shall sell, assign, transfer and convey to Buyer good and marketable title, free and clear of all liens, liabilities, encumbrances, security interests and other restrictions, in and to all of Seller's assets, tangible and intangible, real, personal and mixed, wherever located, which are utilized in or useful to the conduct of the Business excepting only the excluded assets (as hereinafter defined). The assets to be sold by Seller and purchased by Buyer pursuant to this Agreement are sometimes hereinafter referred to as the "Subject Assets". The Subject Assets shall include, but shall not be limited to, the following:

               (a)  all cash and cash equivalents except as
otherwise specifically provided herein;

               (b)  all receivables due from North Penn Gas
Company (the "North Penn Receivable") and all contracts with
North Penn Gas Company;

               (c) all securities owned by Seller including those held in Seller's account #368-06414-16012 with Smith, Barney and Seller's account #880-03810-1-7 (Branch 8805) with
Edward Jones;

               (d)  all real property owned by Seller more
particularly described on Schedule 1.1(a) and all timber rights to all such real property;

               (e)  the Thomas Maxwell No. 2 Well and Frank Roche
Well and all pipelines, equipment, vehicles and other property used in the production of natural gas;

               (f)  all royalty interests in the Cattaraugus
County gas wells as identified on Schedule 1.2(f); and

               (g) all working interests, including those not owned by Seller on the date of this Agreement, in the Thomas
Maxwell No. 2 Well.

          Notwithstanding anything else contained in this Agreement, the Subject Assets shall not include:

          (i) any oil wells or any equipment or other property used by Seller in the production and sale of oil;
               or

          (ii) any cash or cash equivalents in an amount not to exceed $300,000 retained by Seller to pay deferred compensation obligations predating this Agreement, or

         (iii) any other assets identified on Schedule 1.1(b) hereto. The assets described in ((i), (ii) and (iii) collectively are the "Excluded Assets").

          1.2 Payment of the Purchase Price. In consideration of the sale by Seller to Buyer of the Subject Assets and Seller's performance of this Agreement, Buyer shall deliver to Seller at the closing common stock of National Fuel Gas Company ("Securities") having a value, as of the end of the last business day immediately preceding the closing date, (the "Valuation Date") equal to the sum of (i) the cash and cash equivalents to be transferred to Buyer pursuant to Section 1.1(a); (ii) the value as of the Valuation Date, of the securities transferred pursuant to Section 1.1(c); (iii) the unpaid balance of the North Penn Receivable as shown on Seller's books and records on the Valuation Date; (iv) the fair market value of the real property transferred under Section 1.1(d), and (v) $950,000.

          1.3 Determination of Real Property Value. The fair market value of the real property described in Section 1.1(d) shall be determined by an appraisal to be conducted by an appraiser mutually designated by Seller and Buyer, who shall equally share the cost of the appraisal. Such appraiser shall be designated by the parties within 30 days of the date of this Agreement and instructed to deliver an appraisal no more than 120 days after the date of this Agreement.

          1.4 No Assumption of Liability. Buyer shall not assume any liability or obligation of Seller of any nature whatsoever, whether accrued, absolute, contingent or otherwise.

          1.5 Allocation and Adjustments. The Purchase Price shall be allocated among the Subject Assets as provided in
Schedule 1.5. Schedule 1.5 also sets forth the basis for adjustments to the Purchase Price for real property taxes and similar items.

          1.6 Pre-Closing Escrow Agreement. Contemporaneously with the execution of this Agreement Buyer and Seller shall enter into the Pre-Closing Escrow Agreement in the form annexed as
Exhibit 1.6 hereto.


                           ARTICLE II

                             CLOSING

          2.1 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the "Closing") to be held at the offices of Phillips, Lytle, Hitchcock, Blaine & Huber, 3400 Marine Midland Center, Buffalo, New York at 10:00 a.m. on the tenth (10th) business day after the latest to occur of satisfaction of the conditions to Closing specified at Sections 7.1(e),(g) and (h) and 8.1(c), provided all other conditions to Closing specified in Sections 7.1 and 8.1 are also satisfied, or such other place, date and time as the parties hereto shall mutually agree.

          2.2  Closing Documentation.  At the Closing,

               (a)  Seller will deliver to Buyer:

                    (i)  An executed Bill of Sale and Assignment
in the form of Exhibit 2.2(a)(i), proof of payment of any transfer taxes due on the transfer of Seller's securities, and such other instruments as Buyer shall reasonably request to evidence the transfer of the Subject Assets free of any liens, claims, encumbrances, security interests and/or transfer fees and expenses; and

                   (ii)  A bargain and sale deed with covenant
against grantor's acts in form reasonably acceptable to Buyer conveying good and marketable title to the real property identified at Schedule 1.1(d) to Buyer; and

                  (iii)  The opinion of counsel to Seller
required pursuant to Section 7.1(b); and

                   (iv)  The executed certificate required
pursuant to Section 7.1(f); and

                    (v)  Written instruction to the Escrow Agent
in form and content specified by Exhibit 1.6 directing the delivery of the funds held in escrow to Buyer; and

                   (vi)  A duly executed stipulation
discontinuing the Action on the merits and with prejudice; and

                  (vii)  Such other documents as Buyer may
reasonably request.

               (b)  Buyer will deliver to Seller:

                    (i)  The Securities constituting the Purchase
Price as referred to in Section 1.2 hereof; and

                   (ii)  A duly executed stipulation
discontinuing the Action on the merits and with prejudice; and

                  (iii) The opinion of counsel to Buyer required pursuant to Section 8.1(c); and

                   (iv)  The executed certificate required
pursuant to Section 8.1(b).


                           ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF SELLER

          3.1 Seller represents and warrants to Buyer as follows:

               (a) Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the laws of New York and Pennsylvania and has full power and authority to carry on the Business as now and heretofore conducted. The character and location of the properties owned, operated or leased by Seller and the nature of the business conducted by it do not require qualification of Seller in any jurisdictions other than New York and Pennsylvania.
Exhibit 3.1(a) hereto contains true and complete copies of Seller's Certificate of Incorporation, as amended, certified by the New York Secretary of State and its by-laws, as amended, certified by its Secretary.

               (b)  Authority Relative to Agreement.  The
execution, delivery and performance of this Agreement and all other agreements contemplated hereby (collectively, the "Other Agreements") by Seller and consummation by Seller of the transactions contemplated hereby and thereby have been duly and effectively authorized by all necessary action, and this Agreement constitutes and the Other Agreements when executed will constitute, legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

               (c)  Effect of Agreement.  Except as indicated on
Schedule 3.1(c), the execution, delivery and performance of this Agreement and the Other Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby (i) do not require the filing with, or the consent, waiver, approval, license or authorization of any person, government agency or public or regulatory authority; (ii) do not require any filing with, or the consent or approval from any governmental agency or regulatory authority to enable the Business, after the Closing, to be conducted as now and heretofore conducted; (iii) do not violate, with or without the giving of notice or the passage of time, any provision of law applicable to Seller; (iv) do not conflict with or result in a breach of Seller's Certificate of Incorporation, as amended or its by-laws, as amended, or any mortgage, deed of trust, license, indenture or other agreement or other instrument, or any order, judgment, decree, statute, regulation or any other restriction of any kind or character, to which Seller is a party or by which Seller or any of its assets may be bound or give to others any right to terminate, or result in termination of any provision of such instruments; and (v) do not result in the creation of any liability, lien, encumbrance, claim or other restriction upon any of the property or assets of Seller or in the acceleration or maturity of any debt of Seller.

               (d)  Capital Stock.  All of the issued and
outstanding capital stock of Seller is owned as indicated by
Schedule 3.1(d) annexed hereto, free and clear of any lien, liability, encumbrance or other restriction.

               (e) Financial Statements. The unaudited balance sheet of Seller as at December 31, 1996 and the related statements of earnings, stockholder's investment and changes in financial position for the year then ended (including the notes thereto) and the unaudited balance sheet of Seller as of July 31, 1997 and the related unaudited statement of income and retained earnings for the seven (7) month period then ended delivered by Seller to Buyer, present fairly the financial position of Seller as of such dates and the results of its operations and changes in its financial position for such periods. Copies of such financial statements are attached in Schedule 3.1(e) hereto. The Balance Sheet of Seller as of July 31, 1997 is hereinafter referred to as the "Balance Sheet", and July 31, 1997 is hereinafter referred to as the "Balance Sheet Date".

               (f) Absence of Certain Changes or Events. Since the Balance Sheet Date except as specified in Schedule 3.1(f) hereto, Seller has not (i) undergone any change in its condition (financial or other), properties, assets, liabilities, business, operations or prospects except changes in the ordinary and usual course of its business and consistent with its past practice and which have not been, either in any case or in the aggregate, adverse to it; (ii) mortgaged, pledged or subjected to any lien, lease, security interest, encumbrance or other restriction any of its properties or assets; (iii) acquired or disposed of any interest in any material asset or material property except the purchase of materials and supplies and the sale of inventory in the ordinary and usual course of its business and consistent with its past practice; (iv) adopted or amended any profit sharing or deferred compensation plan, agreement, arrangement or practice for the benefit of any director, officer or employee or changed the current or deferred compensation (including bonuses) to be paid to any director, officer, or employee; (v) suffered any damage, destruction or loss (whether or not covered by insurance) which adversely affects its condition (financial or other), properties, assets, business, operations or prospects;
(vi) declared any bonus or increase in the salary or compensation, current or deferred, of any employee; (vii) without limiting the generality of any of the foregoing, entered into any transaction except in the ordinary and usual course of its business and consistent with its past practice.

               (g)  Liabilities.  Seller does not have any
liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, except (i) as set forth in the Balance Sheet; and (ii) those trade payables incurred in the ordinary and usual course of its business and consistent with its past practice since the Balance Sheet Date which in the aggregate do not exceed $20,000.

               (h)  Insurance.  Included in Schedule 3.1(h)
hereto is a list of all policies of property, fire, liability, life and other forms of insurance, and indemnity bonds, carried by Seller identifying the nature of risks covered and the amount of coverage in each case. All such policies identified in
Schedule 3.1(h) as being currently effective are in full force. Seller has given due and timely notice of any claim and of any occurrence known to Seller which may give rise to a claim which may be covered by any such insurance and has otherwise complied in all respects with the provisions of such policies.

               (i) Tax Matters. Seller has duly filed with the appropriate foreign, federal, state and local governmental agencies all tax returns and reports which are required to be filed, and has paid in full all taxes (including interest and penalties) owed by Seller. The tax returns listed on
Schedule 3.1(i) are all of the tax returns filed by Seller for the last five (5) years. Adequate accrual has been made in the Balance Sheet for all the accrued and unpaid foreign, federal, state and local taxes (including interest and penalties) of Seller for the period then ended whether or not yet due and payable and whether or not disputed. Except as described in
Schedule 3.1(i), the federal income tax returns of Seller have never been audited by the Internal Revenue Service. Seller has not executed or filed with the Internal Revenue Service or any other taxing authority, any agreement extending the period for assessment or collection of any taxes. Seller has not received notice of any intention to audit any of its tax returns. Seller is not a party to any pending action or proceeding, nor is any action or proceeding threatened, by any governmental authority for assessment or collection of taxes, and no claim for assessment or collection of taxes, has been asserted against Seller.

               (j) Title to and Condition of Real Estate. All of the real property presently owned or occupied by Seller and/or used or utilized in the Business is described in Schedule 3.1(j) hereto (the "Premises"). Seller is, except as noted on Schedule 3.1(j), the owner of a fee simple estate in the Premises, subject to no mortgage, pledge, lien, option, conditional sale agreement, security interest, encumbrance or any other restriction. The Premises, and all improvements located thereon, comply with all zoning, land use, environmental, building and fire laws, codes, ordinances and regulations. There are no actions, suits, proceedings or investigations pending or, to the knowledge of the Seller, threatened before any federal, state, municipal, regulatory or administrative authority affecting the Premises. Seller is not in default with respect to any order, judgment, injunction or decree of any court or other governmental authority with respect to the Premises. Seller is not in default under any agreement, contract or lease relating to the Premises. The improvements located on the Premises are in working order. The improvements located on the Premises do not contain asbestos of any kind whatsoever, or urea formaldehyde foam insulation. There are no leases or subleases affecting the Premises except as noted on Schedule 3.1(j). All water, sewer, gas, electric, telephone and drainage facilities and all other utilities required for the use and operation of the Premises are available and in working condition.

          Except as consistent with applicable Environmental Laws, (as hereinafter defined) Seller has not deposited or caused to be deposited and has no knowledge of any Regulated Substances (as hereinafter defined) on or below the surface of the Premises or any improvements located thereon. Seller has not used the Premises for the manufacture, refining, generating, treatment, storage, or disposal of any Regulated Substances. Seller, to the best of its knowledge, has no potential to be liable for cleanup or response costs with respect to the emission, discharge, or release of any Regulated Substance or for any other matter arising under the Environmental Laws due to its ownership or use of the Premises. To the best of Seller's knowledge, no "underground storage tank" (as that term is defined in regulations promulgated by the Environmental Protection Agency) is located in the Premises. As used in this Agreement, "Regulated Substances" shall mean waste, substance, materials, smoke, gas or particulate matter proscribed or otherwise regulated as hazardous, toxic, contaminating, polluting, poisonous or dangerous under any Environmental Law and "Environmental Law" shall mean the Comprehensive Environmental Response Compensation and Liability Act and any other law commonly referred to as "superfund" or "superlien", the Clean Water Act, the Clean Air Act or any successor to such laws or any other applicable federal, state or local environmental, health or safety law, rules or regulations imposing liability or standards concerning or in connection with hazardous, toxic or dangerous waste, substance, materials, smoke, gas or particulate matter.

          Seller has no knowledge of any pending or threatened assessments for municipal improvements which may affect or become a lien on the Premises.

               (k) Title to and Condition of Properties and Assets. Seller has good and marketable title to all of the Subject Assets, subject to no mortgage, pledge, lien, conditional sale agreement, security interest, encumbrance or other restriction. Except as otherwise specified in Schedule 3.1(k) hereto, the tangible assets included in the Subject Assets, including all vehicles, machinery and equipment are in working order.

               (l) Contracts; No Defaults. Seller is not a party to or subject to any agreement, contract or commitment (whether oral or written) except as described in Schedule 3.1(l) hereto. All such agreements, contracts and commitments are valid, binding and in full force and effect and Seller is not in default or alleged to be in default thereunder and Seller has no knowledge that any other party thereto is in default. Each contract so identified on Schedule 3.1(l) may be assigned to Buyer without the consent of any other person and without giving notice to any person regarding this Agreement or the sale and transfer of the Subject Assets or other transactions contemplated hereby. Seller has in service sufficient equipment, properly maintained, to enable it to perform its contractual commitments and conduct business in the ordinary course.

               (m) Labor Matters. Seller is not party to any union, collective bargaining or other similar agreements. Seller has paid in full all wages, salaries, commissions, bonuses and other compensation (including severance pay and vacation benefits) for all services performed by its employees.
Schedule 3.1(m) describes the vacation and severance policies of Seller. Seller is not liable for any arrears of wages or any payroll taxes or any penalties or other damages for failure to comply with any applicable foreign, federal, state and local laws relating to the employment of labor. All of Seller's employees may be terminated "at will".

               (n) Employee Benefit Plans. Except for the plans described on Schedule 3.1(n)("Plans"), Seller does not maintain or contribute to, and has never maintained or contributed to, any deferred compensation, pension, profit sharing, thrift, stock bonus, stock option, employee stock purchase, life insurance, health care, sickness or disability plan or other employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Except as described on Schedule 3.1(n), each Plan that is intended to qualify under Section 401(a) or Section 403(a) of the

Internal Revenue Code of 1986, as amended ("Code") has been determined by the Internal Revenue Service to so qualify, and does so qualify, and there has been no termination, partial termination or discontinuance of contributions to such Plan. Except as described on Schedule 3.1(n), each Plan is now and at all times has been operated in compliance with all applicable provisions of ERISA and the Code, and all applicable regulations, rulings and announcements issued thereunder. Except as described in Schedule 3.1(n), Seller has never contributed to any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA and has never withdrawn from any such multiemployer plan, nor has Seller ever maintained or contributed to any employee pension benefit plan subject to Title IV of ERISA or subject to the minimum funding standards of Section 412 of the Code or
Section 302 of ERISA. Seller does not provide health benefits to any retiree, other former employee or dependent or spouse of a retiree or other former employee. No Plan nor any fiduciary thereof or other person has engaged in a prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code.

               (o) Transactions with Certain Persons. Except as disclosed on Schedule 3.1(o), after the date of this Agreement there will be no transactions between Seller and any current or former director, officer or employee of Seller except employment arrangements as disclosed in the Agreement or Schedule 3.1(o).

               (p) Salary. Schedule 3.1(p) hereto contains the names and current annual salary of all present officers and salaried employees of Seller. Schedule 3.1(p) hereto also contains a description of the wage rates of all hourly employees of Seller.

               (q)  Patents, Trademarks and Trade Secrets.  The
Business as heretofore conducted does not infringe or constitute, and has not infringed or constituted, an unlawful invasion of any proprietary rights of any person and no notice of any such infringement or invasion has been received by Seller.

               (r) Banking Relations. Each arrangement which Seller has with any banking or financial institution is described in Schedule 3.1(r) hereto, indicating with respect to each arrangement the type of arrangement maintained and the person or persons authorized to act on behalf of Seller in respect thereof. Seller has not given any person a power of attorney to act on its behalf.

               (s)  Litigation and Claims.  Except for the
Action, there is no pending or threatened action, suit, proceeding, claim, investigation or notice by or against Seller (whether or not covered by insurance), and there is no outstanding order, notice, writ, injunction or decree of any court, government or governmental agency against or affecting Seller.

               (t) Permits; Burdensome Agreements. Seller holds all licenses, permits, and other approvals that are required to permit it to conduct the Business as now conducted and all such licenses, permits, and other approvals are described in Schedule 3.1(t) and are valid and in full force and effect and assignable to Buyer without the consent of any other party.

               (u) Compliance with Law. Seller is and has been in compliance with all laws, ordinances, regulations, orders, licenses, franchises and permits applicable to it, its properties and assets, and to the operation of the Business, including, but not limited to such laws and regulations relating to protection of the public health or environment, waste disposal, hazardous substances or wastes and occupational health and safety.

               (v) Books and Records. The books and records of Seller are complete and correct and accurately reflect the basis for the financial condition and results of operations of Seller as set forth in the financial statements referred to in Section 3.1(e) hereof.

               (w) Finders' Fees. No person acting on behalf of Seller or any shareholder of Seller has claims to, or is entitled to, under any contract or otherwise, any payment as a broker, finder or intermediary in connection with the origin, negotiation, execution or consummation of the transactions provided for in this Agreement.

               (x) General Representation and Warranty. Neither this Agreement nor any Schedule or other documents furnished by or on behalf of Seller in connection with this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements contained herein or therein not misleading. There is no fact or circumstance known to Seller which materially adversely affects, or in the future, as now reasonably foreseeable, is likely to materially adversely affect the condition (financial or other), properties, assets, liabilities, business, operations or prospects of the Business which has not been set forth in this Agreement or the Schedules hereto. The Subject Assets constitute all of the assets necessary to conduct the Business as heretofore conducted by Seller.


                           ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF BUYER

          4.1 Buyer represents and warrants to Seller as follows:

               (a) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full power and authority to own, operate and lease its properties as presently owned, operated and leased and to carry on its business as now and heretofore conducted.

               (b)  Authority Relative to Agreement.  The
execution, delivery and performance of this Agreement by Buyer and consummation by it of the transactions contemplated hereby have been duly and effectively authorized by all necessary corporate action, and this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, or similar laws affecting the rights of creditors generally subject to the discretion of courts to award equitable remedies. The Securities when delivered to Seller will be duly issued, fully paid and non-assessable.

               (c) Effect of Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation by it of the transactions contemplated thereby (i) do not require the filing with, or the consent, waiver, approval, license or authorization of, any person, government agency or public or regulatory authority except as noted in Article VII; (ii) do not violate, with or without the giving of notice or the passage of time, any provision of law applicable to Buyer; and (iii) do not conflict with or result in a breach of Buyer's Certificate of Incorporation or its by-laws or any mortgage, deed of trust, license, indenture, or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character to which Buyer is a party or by which Buyer or any of its assets may be bound or give to others any right to terminate, or result in termination of any provision of such instruments.

               (d) Finders' Fees. No person acting on behalf of Buyer has claims to, or is entitled to under any contract or otherwise, any payment as a broker, finder or intermediary in connection with the origin, negotiation, execution or consummation of the transactions provided for in this Agreement.


                            ARTICLE V

                       COVENANTS OF SELLER

          5.1 Conduct of Business Pending Closing. From the date of this Agreement to the Closing Date:

               (a) Negative Covenants. Except as otherwise expressly provided by this Agreement, or as Buyer may otherwise consent to in writing, Seller shall not engage in any activity or enter into any transaction outside of the ordinary and usual course of its business or which would be inconsistent with its past practice or with the terms of this Agreement or which would render inaccurate as of the Closing Date any of the representations and warranties set forth in Article III as if such representations and warranties were made at and as of the Closing Date.

               (b) Conduct of Business. Seller shall preserve intact the Business and preserve its good will with all suppliers, customers, and others having business relations with the Business.

               (c)  Access to Information.  Seller shall afford
Buyer and its representatives full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, and agreements of Seller, and shall furnish to Buyer and its representatives such information regarding Seller, the Business, and/or the assets to be sold hereunder as Buyer may reasonably request. Seller shall also cooperate with Buyer in an inspection of the Premises and all improvements thereon, including, without limitation, an environmental audit and/or any environmental testing Seller may request of the Premises. The investigation by Buyer and furnishing of information to Buyer shall not affect the right of Buyer to rely on the representations, warranties, covenants and agreements of Seller in this Agreement.

               (d)  Performance of Pre-Closing Escrow Agreement.
Seller will deliver funds to the Escrow Agent as required under the Pre-Closing Escrow Agreement and otherwise perform as required by the Pre-Closing Escrow Agreement.

          5.2 Consents of Others. Prior to the Closing, Seller shall have obtained, and to the extent necessary shall have fully cooperated with Buyer to assist Buyer's efforts to obtain all authorizations, consents and permits of others required to permit the consummation of the transactions contemplated by this Agreement and the continuation of the Business by Buyer. Seller shall take all action necessary to obtain required shareholder approval of the transactions contemplated by this Agreement and shall take such action as Buyer may reasonably request to obtain such shareholder approval.

          5.3 Change in Representations and Warranties. In the event Seller learns that any of the representations and warranties of Seller contained in or referred to in this Agreement is or will become inaccurate, Seller shall give immediate detailed written notice thereof to Buyer.

          5.4 Cooperation. After the Closing, Seller shall assist and cooperate with Buyer in effecting a transition of ownership of the Business to Buyer without a material disruption of the operations of the Business and to best preserve the good will of those having business relationships with the Business.

          5.5 I.R.S. Ruling. No later than 30 days after the execution of this Agreement Seller shall apply for, and shall diligently pursue, the application for the tax ruling required by
Section 8.1(c).

                           ARTICLE VI

                       COVENANTS OF BUYER

          6.1 Consents of Others. Prior to the Closing, Buyer shall have obtained all authorizations, consents and permits of others required of it to permit it to consummate the transactions contemplated by this Agreement. Buyer shall make the necessary filings contemplated by Section 7.1(f) and (g) no later than 30 days after the execution of this Agreement.

          6.2 Change in Representations and Warranties. In the event Buyer learns that any of the representations and warranties of Buyer contained in or referred to in this Agreement is or will become inaccurate, Buyer shall give immediate detailed written notice thereof to Seller.


                           ARTICLE VII

                   CONDITIONS TO OBLIGATION OF
                   BUYER TO CONSUMMATE CLOSING

          7.1 Conditions. The obligation of Buyer under this Agreement to consummate the Closing is subject to the conditions that:

               (a) Covenants, Representations and Warranties. Seller shall have performed all obligations and agreements and complied with all covenants contained in this Agreement to be performed and complied with by Seller prior to or at the Closing Date. The representations and warranties of Seller set forth in this Agreement shall be accurate in all respects, at and as of the date made and also at and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date.

               (b) Opinion of Seller's Counsel. Buyer shall have received from counsel to Seller the favorable opinion, dated the Closing Date, in the same form and on the same terms as
Schedule 7.1(b) hereto.

               (c) No Adverse Change. There shall have been, in the good faith judgment of Buyer, no material adverse change in the Business or Subject Assets since the date of this Agreement.

               (d) Consents. Buyer shall be assured that all permits, licenses and other governmental and official authorizations necessary to Buyer to continue to conduct the Business as heretofore conducted and to consummate the transactions contemplated by this Agreement have been obtained and will be in effect. Based upon the results of Buyer's environmental audit of the Premises, Buyer shall be satisfied that there is no Regulated Substance on or beneath the Premises which would violate or require removal or remediation under any federal, state or local law, rule or regulation.

               (e) Certificates. Buyer shall have received certificates executed by an authorized officer of Seller dated the Closing Date, in the same form and on the same terms as
Exhibit 7.1(e) hereto.

               (f) Securities Registration. The Securities shall have been duly registered under the Securities Act of 1933 and Buyer and/or the issuer of the Securities shall be lawfully permitted to issue the Securities to Seller.

               (g) Other Filings and Approvals. Any required filings and approvals under the Public Utility Holding Company
Act or any other applicable regulatory act shall be completed and received.

               (h)  Working Interests.  Seller shall have
acquired all working interests in its natural gas wells owned by third parties to this transaction, including but not limited to the Smole interest, and shall have provided Buyer with evidence of such acquisition.

               (i) Maxwell Rights and Interests. Buyer shall have acquired the rights and interests specified in the letter dated July 23, 1997 from Buyer to the named heirs and assigns of Thomas Maxwell, unless this condition is otherwise waived by Buyer.

               (j) Inspections. Seller, exercising reasonable business judgment, shall be satisfied with the results of the environmental audit and/or environmental testing of the Premises and that the tangible assets included in the Subject Assets are in working order.

               (k) Further Commitment. The shareholders of Seller listed on Schedule 7.1(k) shall have executed the agreement annexed as Exhibit 7.1(k) undertaking, after the closing, not to be involved as owner, operator or otherwise in any well drilling activity that will invade or presents a material risk of invading the State Line Field.


                          ARTICLE VIII

                    CONDITIONS TO OBLIGATION OF
                    SELLER TO CONSUMMATE CLOSING

          8.1 Conditions. The obligations of Seller under this Agreement to consummate the Closing are subject to the conditions that:

               (a) Covenants, Representations and Warranties. Buyer shall have performed all obligations and agreements and complied with all covenants contained in this Agreement to be performed and complied with by Buyer prior to or at the Closing and the representations and warranties of Buyer set forth in
Article IV shall be accurate in all respects, at and as of the

Closing Date, with the same force and effect as though made on and as of the Closing Date.

               (b) Certificate. Seller shall have received a certificate executed by Buyer, dated the Closing Date, in the same form and on the same terms as Schedule 8.1(b) hereto.

               (c) Opinion of Buyer's Counsel. Seller shall have received from counsel to Buyer the favorable opinion, dated the Closing Date, in the same form and on the same terms as
Schedule 8.1(c).

               (d) IRS Ruling. Seller shall have received a ruling from the Internal Revenue Service that the performance of this Agreement will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended.


                           ARTICLE IX

                           TERMINATION

          9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

               (a) Mutual Consent. Upon the mutual consent of all parties hereto;

               (b) Adverse Proceedings. By either Buyer or Seller if any order to restrain, enjoin or otherwise prevent the consummation of this Agreement or transactions contemplated hereby shall have been entered or, on the Closing Date, there is any pending or threatened litigation in any court, or any proceeding by or before any governmental body, with a view to seeking to restrain or prohibit consummation of this Agreement or in which damages are sought in connection with this Agreement, or if any investigation by any governmental body is pending or threatened which might result in any such litigation or other proceeding;

               (c) Conditions to Buyer's Obligations. By Buyer if any of the conditions provided in Article VII hereof shall not have been satisfied, complied with or performed in any respect on or before the Closing Date and Buyer shall not have waived in writing such failure of satisfaction, non-compliance or non-performance; or

               (d)  Conditions to Seller's Obligations.  By
Seller if any of the conditions provided in Article VIII hereof shall not have been satisfied, complied with or performed in any material respect on or before the Closing Date and Seller have not waived in writing such failure of satisfaction, non-compliance or non-performance.

               (e) Delayed Closing. By either party if the Closing shall not have occurred by April 1, 1998.

          9.2 Effect of Termination. Termination of this Agreement pursuant to this Article IX shall not result in any liability on the part of any party hereto or their respective representatives, directors, officers, shareholders or agents; provided, however, if this Agreement is terminated pursuant to this Article IX by any party as a result of another party's breach of a representation, warranty or covenant, then the breaching party shall pay all costs and expenses (including attorneys' fees) incurred by the terminating party in connection with the negotiation and execution of this Agreement and all Other Agreements. The parties recognize that if this Agreement is terminated either party will have the right to proceed with the Action.

                            ARTICLE X

           SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
                  COVENANTS AND INDEMNIFICATION

          10.1 Survival. The representations, warranties, covenants, agreements and obligations of the parties hereto shall survive the Closing.

          10.2 Indemnification. Seller hereby agrees to defend, indemnify and hold harmless Buyer from and against any and all damages, claims, liabilities, losses, costs and expenses whatsoever (including attorneys fees) arising out of, attributable to, resulting from, or incurred with respect to (i) any breach of warranty or misrepresentation by or on behalf of Seller under this Agreement or any Other Agreement, or the breach or non-performance of any covenant, agreement, or obligation to be performed by Seller under this Agreement or any Other Agreement between Buyer and Seller; (ii) any misrepresentation in, or omission from, any certificate or instrument executed and delivered or to be executed and delivered by or on behalf of Seller in connection with this Agreement; (iii) any act or omission of Seller in the operation of the Business prior to the Closing Date; (iv) any liability or obligation of Seller not expressly assumed under this Agreement by Buyer; (v) any failure of Buyer and Seller to comply with any bulk sales act or similar law.
               Buyer agrees to defend, indemnify and hold Seller harmless from and against any and all damages, claims, liabilities, losses, costs and expenses whatsoever (including reasonable attorney's fees) arising out of, attributable to, resulting from or incurred with respect to (i) any breach of Buyer's warranties at Article IV of this Agreement, or (ii) the breach or nonperformance by Buyer of any covenant set out at
Article VI of this Agreement.

          10.3 Limitations. Buyer may not assert a claim against the Seller based upon a breach of the representations contained in Article III after the Closing Date unless Buyer shall have notified Seller in writing of such breach prior to the first anniversary of the Closing Date; provided however, that this time limitation shall not apply to a breach of Seller's representations of warranties contained in Sections 3.1(g), 3.1(i), 3.1(j) and 3.1(n) of this Agreement.

          10.4 Nonexclusivity. The rights to indemnification provided by this Article XI are not exclusive and shall not be construed to exclude or preclude the exercise of, and shall be in addition to, any other rights of the parties hereto, express or implied, under this Agreement or applicable law for misrepresentation, breach of contract or warranty or the breach or non-performance of any agreement, covenant or obligation.

          10.5 Security for Indemnification. To provide security to Buyer for Seller's indemnification obligations hereunder, Buyer and Seller shall at the Closing execute the Post-Closing
Escrow Agreement annexed as Exhibit 10.5.


                           ARTICLE XI

                          MISCELLANEOUS

          11.1 Entire Agreement. This Agreement constitutes the entire Agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations, covenants or agreements except as specifically set forth herein or expressly required to be made or delivered pursuant hereto.

          11.2 Modifications. Any amendment, change or modification of this Agreement shall be void unless in writing and signed by all parties hereto.

          11.3 Further Assurances. From time to time after the Closing Date, Seller will execute all such instruments and take all such actions as Buyer shall reasonably request in order more effectively to convey and transfer all of the Subject Assets to Buyer. Seller and Buyer shall also execute and deliver to the appropriate other party such other instruments as may be reasonably required in connection with the performance of this Agreement and each shall take all further actions as may be reasonably required to carry out the transactions contemplated by this Agreement.

          11.4 Binding Effect and Benefits. This Agreement shall be binding upon and shall inure to the benefit of Buyer and Seller and their respective successors, permitted assigns, transferees and legal representatives. This Agreement shall not be assignable by any party hereto except Buyer may assign this Agreement to a wholly-owned subsidiary corporation of Buyer or of National Fuel Gas Company.

          11.5 Expenses. Seller and Buyer shall each bear and pay all costs and expenses respectively incurred by each of them on their behalf in connection with this Agreement, including, without limitation, fees and expenses of their own financial consultants, accountants and counsel.

          11.6 Knowledge or Belief. The knowledge of a shareholder or any officer of Seller shall be deemed to be knowledge of Seller.

          11.7 Notices. Any notices or other communications required or permitted to be given pursuant to this Agreement shall be deemed to have been given if in writing and delivered personally or sent by certified mail, postage prepaid, addressed as follows:

               (a)  To Buyer:

                    National Fuel Gas Supply Corporation
                    10 Lafayette Square
                    Buffalo, New York 14203
                    Attn:  John R. Pustulka - Vice-President
                           and David W. Reitz, Esq. - Assistant
                           General Counsel

                    With a copy to:

                    Phillips, Lytle, Hitchcock, Blaine & Huber
                    3400 Marine Midland Center
                    Buffalo, New York 14203
                    Attn:  Richard F. Griffin, Esq.

               (b)  To Seller:

                    Cunningham Natural Gas Corporation
                    326 Interstate Parkway
                    Bradford, Pennsylvania
                    Attn:

                    With a copy to:

                    Hurwitz & Fine, P.C.
                    1300 Liberty Building
                    Buffalo, New York  14202
                    Attn:  James D. Gauthier, Esq.

or such other addresses as shall be furnished in writing by any party to the other party.

          11.8 Headings. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meanings hereof.

          11.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          11.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of law.
          IN WITNESS WHEREOF, each of the parties hereto have duly executed this Agreement as of the date above first written.

                         NATIONAL FUEL GAS SUPPLY CORPORATION

                         By  /s/ John R. Pustulka



                         CUNNINGHAM NATURAL GAS CORPORATION

                         By  /s/ Martin M. Glesk

                                                  Exhibit B-2


                     SUPPLEMENTAL AGREEMENT


          SUPPLEMENTAL AGREEMENT made this 15th day of March, 1999, by and between NATIONAL FUEL GAS SUPPLY CORPORATION
("Buyer") and CUNNINGHAM NATURAL GAS CORPORATION ("Seller").

          (1)  Buyer and Seller herewith agree that Section
9.1(e) of the Asset Purchase and Reorganization Agreement between
Buyer and Seller dated as of October 8, 1997 ("Agreement") is amended to read as follows:

               "(e) Delayed Closing.  By either party
          if the Closing shall not have occurred by April 15, 1999."

               Buyer and Seller further agree that, provided that the conditions to Closing specified in the Agreement are satisfied prior to April 15, 1999, they will take all reasonable action to close the transaction as soon as reasonably practicable after the fulfillment of all such conditions to closing.

          (2) Buyer and Seller acknowledge that the value of the real property and timber rights referenced at Section 1.1(d) of the Agreement have been valued pursuant to Section 1.3 of the Agreement and that the total value of such real property and timber rights is $465,019.

          (3) The parties acknowledge that they have further supplemented the provisions of the Agreement as follows:

               At the Closing, the Buyer will deliver to the Seller the Securities constituting the Purchase Price in a single stock certificate registered to Seller, subject to the provisions of this Supplemental Agreement set out below and the Post-Closing Escrow Agreement, a copy of which is annexed hereto and which shall constitute Exhibit 10.5 to the Agreement. The parties acknowledge that some of the owners of Seller's shares have been or by the Closing will be identified and located (the "Locateds") and other owners of Seller's shares have not and by the Closing will not have been identified and/or located (the "Unlocateds"). Immediately after the Closing, Seller shall surrender to the transfer agent for the Securities the stock certificate delivered to Seller at the Closing and shall direct said transfer agent to issue stock certificates as follows:

               (a)  For each of the Locateds, two stock
                    certificates which together shall represent each of the Locateds' pro-rata share of the Securities based upon the total issued and outstanding shares of the Seller. One of the certificates for each of the Locateds shall be for the number of shares which equals that shareholder's pro-rata portion of the Securities to be held as the Escrow Fund under the Post-Closing Escrow Agreement. The second certificate for each of the Locateds shall be for the number of shares representing the balance of that shareholder's pro-rata interest in the Securities. This second certificate shall be delivered to the Seller which shall be responsible for delivering it to the shareholder in whose name it is registered.

               (b)  As to that portion of the Securities
                    representing the Purchase Price attributable to the Unlocateds, Seller shall direct the transfer agent for the Securities to issue two stock certificates in the name of the Seller. One certificate shall represent that portion of the Securities attributable to the Unlocateds which is to be held in the Escrow Fund pursuant to the provisions of paragraph 3 of the Post-Closing Escrow Agreement. The balance of the Securities attributable to the Unlocateds shall be held by the Escrow Agent pursuant to paragraph 8 of the Post-Closing Escrow Agreement and shall be distributable as therein provided below.

          Within twenty (20) days of the Closing, the Seller shall obtain an Order from the Court in which the Action is pending which Order shall direct Seller to give notice to the New York State Attorney General to show cause why a further order should not be entered directing the Escrow Agent (i) to deliver the Securities held pursuant to paragraph 8 of the Post-Closing Escrow Agreement to the Locateds on a pro-rata basis, (ii) to the extent that any of the Securities attributable to the Unlocateds which are held pursuant to paragraph 3 of the Post-Closing Escrow Agreement are ultimately distributable to the registered owner, to distribute such shares to the Locateds on a pro-rata basis.

          The shares representing the interest of the Unlocateds held under paragraph 8 of the Post-Closing Escrow Agreement shall be distributed in accordance with a final Order (i. e., after all appeals have been taken and finally decided and/or the time for further appeal has expired) in such proceeding. Seller and Buyer shall direct the Escrow Agent under the Post-Closing Escrow Agreement to distribute Securities attributable to the Unlocateds in accordance with the provisions of such final Order. Upon such distribution, the parties shall conclude the Action by appropriately filing the Stipulations of Discontinuance exchanged at the Closing and by seeking and obtaining a final Order concluding the Action on the basis of such Stipulations. Said final Order shall also govern the distribution of Securities attributable to the Unlocateds held under paragraph 3 of the Post-Closing Escrow Agreement to the extent no claim is successfully made against the Escrow Fund pursuant to the Post-Closing Escrow Agreement.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                         NATIONAL FUEL GAS SUPPLY CORPORATION


                         By: /s/ John R. Pustulka
                             _______________________________


                         CUNNINGHAM NATURAL GAS CORPORATION


                         By: /s/ Martin M. Glesk
                             _______________________________

                                                     Exhibit 10.5

                          POST-CLOSING
                        ESCROW AGREEMENT


          THIS ESCROW AGREEMENT ("Agreement") is made as of the _____ day of ___________, 1999, by and between NATIONAL FUEL GAS SUPPLY CORPORATION, a Pennsylvania corporation with its principal office at 10 Lafayette Square, Buffalo, New York 14203 ("NFG") and CUNNINGHAM NATURAL GAS CORPORATION, a New York corporation with its principal office at 326 Interstate Parkway, Bradford, Pennsylvania ("CNGC").

          WHEREAS, NFG and CNGC are parties to an Asset Purchase and Reorganization Agreement dated October 8, 1997 as modified by a Supplemental Agreement dated March 15, 1999 (the
"Reorganization Agreement"); and

          WHEREAS, pursuant to the Reorganization Agreement NFG is transferring shares of stock of National Fuel Gas Company (the
"Securities") to CNGC and CNGC is transferring to NFG certain assets; and

          WHEREAS, the Reorganization Agreement provides certain representations and warranties to NFG by CNGC in connection with the exchange of the Securities for assets; and

          WHEREAS, NFG has requested security for the indemnification undertaking of CNGC in the event that there is any material breach of the representations and warranties made by CNGC; and

          WHEREAS, CNGC has agreed to deposit a portion of the Securities into escrow on the terms and conditions herein provided to provide security to NFG.

          NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the parties hereto agree as follows:

          1. Appointment of Escrow Agent. NFG and CNGC hereby appoint _____________________ as their Escrow Agent to receive, hold and administer the Escrow Fund (as hereinafter defined) subject to the terms and conditions of this Agreement.

          2.   Delivery of Securities to Escrow Agent.
Contemporaneously with the execution of this Agreement and until the occurrence of a Termination Event (as hereinafter defined) CNGC shall deliver Securities transferred to it by NFG at the Closing of the Reorganization Agreement and having a fair market value of $500,000 as of the Closing to the Escrow Agent. Said Securities are hereinafter referred to as the "Escrow Fund". In addition to the Securities, CNGC shall deliver to the Escrow Agent an Assignment Separate from Certificate, duly executed by each registered owner of Securities comprising the Escrow Fund, authorizing the transfer of the Securities in the Escrow Fund to NFG.
                              - 1 -

          3. Regarding the Escrow Fund. The following terms and conditions shall be in effect so long as the Escrow Agent is in possession of the Escrow Fund:

               a. The Securities comprising the Escrow Fund shall at all times remain as issued and outstanding on the books and records of National Fuel Gas Company and shall appear as registered to the individual shareholders of Cunningham in proportionate amounts as furnished to the transfer agent of NFG by CNGC. Securities in the Escrow Fund attributable to CNGC shareholders who have not been identified and/or located by CNGC shall be registered to CNGC;

               b. Any and all dividends paid on the Securities held as the Escrow Fund and the Unrestricted Escrow
     Securities shall be paid to the registered owner;

               c. All voting rights to the Securities held as the Escrow Fund and the Unrestricted Escrow Securities shall remain with the registered owner and the Escrow Agent shall vote such Securities as directed by the registered owner;

               d. The only restrictions on the return of the Escrow Fund to the registered owner are the terms and conditions of this Agreement.

          4. Termination Event. A "Termination Event" shall occur if:

               a. twelve months have elapsed from the Closing and no notice has been given to the Escrow Agent of any claim against the Escrow Fund.

               b. In the event a claim is made against the Escrow Fund, the Escrow Agent receives written notice from CNGC and NFG that such claim has been resolved and such notice further directs the Escrow Agent as to the disposition of the Escrow Fund.

                    In no event shall the Escrow Fund be held more than four years and eleven months after the date hereof. Unless instructed to the contrary by NFG and CNGC, or by an order from a court of competent jurisdiction, after four years and eleven months the Escrow Agent shall deliver the Escrow Fund to each registered owner of the Securities.

          5. Resolution of Claims. In the event a claim is made against the Escrow Fund, such claim shall be resolved by an arbitration conducted in accordance with the rules of the American Arbitration Association then obtaining. Any such arbitration may be demanded by either NFG or CNGC after the assertion of a claim against the Escrow Fund. Any arbitration shall be conducted in Erie County, New York. The arbitrator(s) shall be authorized to award so much of the Securities to NFG as the arbitrator(s) conclude represents the loss incurred by NFG within the scope of the indemnification obligation owed to NFG by CNGC pursuant to Article X of the Reorganization Agreement.

          6. Limited Liability of Escrow Agent. The duties and obligations of the Escrow Agent hereunder shall be limited solely to such duties as are expressly set forth herein. The Escrow Agent shall be entitled to rely upon, as genuine and accurate, any written instrument, notice, opinion, or other document furnished to the Escrow Agent by any party hereto, reasonably believed by the Escrow Agent to be genuine and to have been signed by the party or parties purporting to have executed such document.

               In the event of any disagreement between the parties to this Agreement resulting in adverse claims and demands being made in connection with or against the Escrow Fund, the Escrow Agent shall be entitled, in its sole discretion, to refuse to release the Escrow Fund until any such disagreement is finally resolved by a court of competent jurisdiction, by an arbitration proceeding held in accordance with Section 5 hereof or by mutual agreement of NFG and CNGC, and in so doing, the Escrow Agent shall not be or become liable to any party hereto. If either NFG or CNGC shall name the Escrow Agent as party to any legal proceeding regarding the appropriate disposition of the Escrow Fund, the entity so naming the Escrow Agent a party shall pay, on demand, the Escrow Agent's reasonable legal fees. If a registered owner of Securities other than CNGC names the Escrow Agent a party to any such legal proceeding, then CNGC shall pay the Escrow Agent's legal fees. The Escrow Agent may withhold distribution of the Escrow Fund pending payment of any such legal fees or disbursements.

          7. Notices. Written notices and other communications shall be sent by first class mail, or given personally, to a party at its address set forth above. Notice to National Fuel Gas shall be sent to the attention of or given to John R. Pustulka, Vice President and David W. Reitz, Esq., Assistant General Counsel. A copy of notices or other communications shall, if sent or given to NFG, also be sent or given to Richard F. Griffin, Esq. at Phillips, Lytle, Hitchcock, Blaine & Huber, 3400 Marine Midland Center, Buffalo, New York 14203. Notice to CNGC shall be sent to the attention of or given to Martin Glesk, President. A copy of notices or other communications, shall, if sent or given to CNGC, also be sent or given to James D. Gauthier, Esq. at Hurwitz & Fine, P.C., 1300 Liberty Building, Buffalo, New York 14202.

          8. Additional Escrow. Pursuant to the terms of a Supplemental Agreement dated March 15, 1999, in addition to the Securities delivered pursuant to paragraph 2 hereof to the Escrow Fund provided for in paragraph 3 hereof, CNGC shall also deliver to the Escrow Agent Securities not subject to paragraph 3 hereof, representing the balance of the interest of the Unlocateds (as defined in said Supplemental Agreement) in the Securities. These additional shares shall be referred to as the "Unrestricted Escrow Securities". The Escrow Agent shall hold the Unrestricted Escrow Securities until receipt of instructions for distribution from CNGC and NFG following the issuance of a final Order as provided for in the Supplemental Agreement and shall distribute such Unrestricted Escrow Securities as provided for in such instructions. In the event that any claim to an interest in the Securities attributable to the Unlocateds is made, the Escrow Agent shall hold any Unrestricted Escrow Securities, and any related Escrow Securities under paragraph 3 hereof that become available for distribution and are subject to any such claim, until the final disposition of any proceeding contesting the ownership of such Securities, unless otherwise instructed by CNGC and NFG.

          9. Miscellaneous. This Agreement shall not be amended, modified or changed, except by written agreement of all parties hereto. No waiver by any party hereto of any rights it may have hereunder or with respect hereto shall be effective unless by a written instrument, and a waiver of any rights by any party shall not constitute a waiver of any other rights hereunder.

               This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior agreements, arrangements and understandings relating to the subject matter hereof.

               The paragraph headings of this Agreement are for convenience or reference only, do not modify this Agreement or form a part hereof, and shall not in any way be referred to in interpreting or construing the intentions of the parties.

               This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                         NATIONAL FUEL GAS SUPPLY CORPORATION


                         By:____________________________________


                         CUNNINGHAM NATURAL GAS CORPORATION


                         By:

                                                            Exhibit C-1

As filed with the Securities and
Exchange Commission on March 23, 1999   REGISTRATION STATEMENT NO. 333-____
===========================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
___________________________________________________________________________
                                 FORM S-4
                          REGISTRATION STATEMENT
                                   under
                        THE SECURITIES ACT OF 1933
                         ________________________

                         NATIONAL FUEL GAS COMPANY
          (Exact name of registrant as specified in its charter)

          NEW JERSEY                                   13-1086010
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)

                            10 Lafayette Square
                          Buffalo, New York 14203
                              (716) 857-7786
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                          _______________________

                            PHILIP C. ACKERMAN
                           Senior Vice President
                             JAMES R. PETERSON
                         Assistant General Counsel
                         NATIONAL FUEL GAS COMPANY
                            10 Lafayette Square
                          Buffalo, New York 14230
                               (716)857-7702

           (Names, addresses, including zip codes, and telephone
           numbers, including area codes, of agents for service)
                           ____________________

       It is respectfully requested that the Commission send copies of all orders, notices and communications to:

GARY F. KOTASKA, ESQ.                        ROGER L. ROSS, ESQ.
PAUL K. WUSTRACK, JR., ESQ.                  HURWITZ & FINE, P.C.
PHILLIPS, LYTLE, HITCHCOCK                   1300 Liberty Building
  BLAINE & HUBER LLP                         Buffalo, New York 14202-3670
3400 Marine Midland Center
Buffalo, New York 14203
___________________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the asset purchase and reorganization agreement, dated October 8, 1997, described in the Proxy
Statement/Prospectus have been satisfied or waived.
                           ____________________

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                           ____________________

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                           ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

                      CALCULATION OF REGISTRATION FEE
                                            Proposed
Title of each               Proposed        maximum
class of sec-               maximum         aggregate        Amount of
urities to    Amount to be  offering price  offering         registra-
be registered  registered   per note (1)    price (1)        tion fee(1)(2)
___________________________________________________________________________

Common Stock,  102,000       $43.40625      $4,427,437.50    $1,230.83
$1.00 par      shares
value

Common Stock
Purchase       102,000
Rights         rights (3)       --                --        --

_____________________

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), under the Securities Act of 1933. The registration fee is calculated as follows: .000278 multiplied by the product of $43.40725, the average of the high and low prices of the Common Stock on the New York Stock Exchange consolidated reporting system on March 18, 1999, and the number of shares to be registered.

(2) Pursuant to Rule 457(b), the registration fee has been reduced by the $631.60 paid to the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary proxy materials related to the Reorganization.

(3) Since no separate consideration is paid for the Common Stock Purchase Rights ("Rights"), the registration fee for such securities is included in the fee for the Common Stock. The value attributable to the Rights, if any, is reflected in the market price of the Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               CUNNINGHAM NATURAL GAS CORPORATION
                       165 Kennedy Street
                  Bradford, Pennsylvania 16701

                         March 12, 1999

Dear Fellow Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Cunningham Natural Gas Corporation ("Cunningham"), a New York corporation, to be held on March 31, 1999, at The Old Library Restaurant, 116 South Union Street, City of Olean, County of Cattaraugus, New York, commencing at 2:00 p.m. local time. As set forth in the attached Notice of Special Meeting of Shareholders, the purpose of the Special Meeting is to consider and vote upon two proposals. The first proposal relates to the exchange (the "Exchange") of substantially all of Cunningham's assets for shares of voting common stock (the "Shares" or the "National Common Stock"), par value $1.00 per share, of National Fuel Gas Company ("National"). The second proposal relates to the liquidation (the "Liquidation") of Cunningham in connection with the distribution of National Common Stock to the holders (the "Shareholders") of Cunningham's outstanding Class A preferred stock, par value $1.00 per share, (the "Cunningham Preferred Stock") and Class B common stock, par value $.10 per share (the "Cunningham Common Stock" and together with the Cunningham Preferred Stock, the "Cunningham Stock") in exchange for all outstanding shares of Cunningham Stock. (Together the Exchange and the Liquidation are being referred to as the "Reorganization"). Details of the proposals are set forth in the accompanying Proxy Statement/Prospectus.

     The Board of Directors of Cunningham (the "Cunningham Board") has considered the terms and conditions of the Reorganization and believes that it is in the best interests of Cunningham and the Shareholders. The Cunningham Board, after careful consideration, authorized and approved the Asset Purchase and Reorganization Agreement (the "Agreement") between National Fuel Gas Supply Corporation ("Supply Corporation"), a Pennsylvania corporation which is a wholly-owned subsidiary of National, and Cunningham dated October 8, 1997. The Board of Directors recommends that you vote "FOR" the first proposal to approve the Agreement and all of the transactions contemplated thereby, including the Exchange and "FOR" the second proposal to approve the Liquidation.

     As you know, Cunningham held a Special Meeting of Shareholders on October 29, 1997 for the purpose of determining whether the litigation between Cunningham and Supply Corporation could be settled by agreeing to pursue the proposed Reorganization. Since the Reorganization would involve the sale of all or substantially all of the assets of Cunningham,
Section 909 of the New York Business Corporation Law would require that the Shareholders approve such sale by a vote at a meeting of Shareholders of the holders of two-thirds (2/3rds) of all outstanding shares entitled to vote thereon. The vote at the October 29, 1997 Special Meeting of Shareholders confirmed the pending settlement and assessed the viability of the settlement by determining whether the required two-thirds (2/3rds) vote in favor of the Reorganization might be obtainable before the commencement of the involved, complicated and time consuming processes to obtain the approvals necessary to consummate the transactions as structured in the Agreement, including application for an IRS "Private Letter Ruling" to the effect that the transaction qualifies as a tax-free reorganization under the Code. See "Certain Federal Income Tax Consequences" in the accompanying Proxy Statement/Prospectus".

     Now that the Private Letter Ruling has been received, we are calling the Special Meeting described in the attached Notice of Special Meeting of Shareholders to seek to obtain the approval of the Reorganization by the holders of two-thirds (2/3rds) of all outstanding shares entitled to vote thereon.

     ANY VOTE YOU MAY HAVE CAST AT THE OCTOBER 29, 1997 SHAREHOLDERS MEETING IS NOT BINDING AT THIS TIME. YOU ARE FREE TO VOTE "FOR", "AGAINST" OR YOU MAY ABSTAIN FROM VOTING AS YOU MAY DETERMINE BASED ON YOUR EVALUATION OF THE CONTENTS OF THE PROXY STATEMENT/PROSPECTUS ACCOMPANYING THIS LETTER AND ANY OTHER FACTORS YOU DEEM RELEVANT. PLEASE NOTE THAT UNDER APPLICABLE RULES AN ABSTENTION WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS DESCRIBED IN THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS.

     In connection with the Reorganization, National has filed with the Securities and Exchange Commission ("Commission"), and the Commission has declared effective, a Registration Statement to register the Shares to be issued by National. One of the conditions to the Reorganization is that the Registration Statement continue to be effective at the time of the Closing.
If the Exchange and the Liquidation are both approved by the Shareholders, the Closing will be held as promptly as practicable after, among other things as described in this Proxy Statement/Prospectus, receipt of any required orders under the Public Utility Holding Company Act. After the Closing, the Shareholders will receive instructions concerning their certificates representing shares of Cunningham Stock. ACCORDINGLY, SHAREHOLDERS SHOULD NOT SEND ANY CUNNINGHAM STOCK CERTIFICATES WITH THE ENCLOSED PROXY. DO NOT MAIL YOUR CERTIFICATES REPRESENTING CUNNINGHAM STOCK TO CUNNINGHAM OR NATIONAL. YOU WILL BE ADVISED LATER AS TO WHERE AND HOW TO DELIVER YOUR CERTIFICATES EVIDENCING THE CUNNINGHAM STOCK IN EXCHANGE FOR NATIONAL COMMON STOCK.

     Your vote as a Shareholder is very important. The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Cunningham Stock entitled to vote is required to constitute a quorum for the transaction of business. The affirmative vote of the holders of at least two-thirds of the outstanding shares of the Cunningham Stock is required for the approval of each proposal.

     We hope you will attend the Special Meeting in person. Whether or not you expect to attend, to assure your representation at the Special Meeting and the presence of a quorum, please complete, date, sign and promptly mail the enclosed proxy in the return envelope provided. If you decide to attend this Special Meeting, you may revoke your proxy and vote your shares in person at the Special Meeting.

     On behalf of the Cunningham Board, I thank you for your support and urge you to vote "FOR" approval of the Agreement and all of the transactions contemplated thereunder including the Exchange, and "FOR" the Liquidation.

                                   Regards,


                                   Martin M. Glesk
                                   President

               CUNNINGHAM NATURAL GAS CORPORATION
                       165 Kennedy Street
                  Bradford, Pennsylvania 16701

            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  TO BE HELD ON MARCH 31, 1999

TO:  The Shareholders of Cunningham Natural Gas Corporation

     NOTICE IS HEREBY GIVEN that a Special Meeting ("Special Meeting") of the holders (the "Shareholders") of the outstanding Class A preferred stock, par value $1.00 per share, (the "Cunningham Preferred Stock") and Class B common stock, par value $.10 per share, (the "Cunningham Common Stock" and together with the Cunningham Preferred Stock, the "Cunningham Stock") of Cunningham Natural Gas Corporation, a New York corporation ("Cunningham"), will be held at The Old Library Restaurant,
116 South Union Street, City of Olean, County of Cattaraugus,
New York at 2:00 p.m. local time on March 31, 1999, for the following purposes, which are described in more detail in the accompanying Proxy Statement/Prospectus:

     1. To approve and adopt the Asset Purchase and Reorganization Agreement, dated October 8, 1997, as amended (the "Agreement"), by and between National Fuel Gas Supply Corporation ("Supply Corporation"), a Pennsylvania corporation, and a wholly-owned subsidiary of National Fuel Gas Company ("National"), and Cunningham, and all of the transactions contemplated thereby, including the transfer to Supply Corporation of substantially all of the assets (as defined herein) of Cunningham in exchange (the "Exchange") for an amount currently estimated to be 72,948 shares of National Common Stock (the "National Common Stock" or the "Shares");

     2. To approve a plan of Liquidation (the "Liquidation"), as contemplated by the Agreement. Pursuant to the Agreement, immediately prior to the Liquidation, Cunningham will transfer a number of Shares of National Common Stock having a fair market value equal to $500,000 as of the Closing (the "Escrow Shares") to an Escrow Agent, as defined herein, for the purpose of securing its obligation to indemnify Supply Corporation for any material breach of the representations and warranties made by Cunningham to Supply Corporation in the Agreement. Following this transfer and pursuant to the Liquidation, (A) each holder of Cunningham Preferred Stock will receive, in exchange for each share of Cunningham Preferred Stock held by such holder, that number of Shares of National Common Stock with a value equal to the sum of (i) a liquidation dividend to be paid to such holders in the amount of six cents ($.06) per share/per year for the period from 1933 to the present, (ii) $1.00 per share and
(iii) the pro rata amount of National Common Stock remaining after the payment of $1.00 per share to the holders of the Cunningham Common Stock, as described below, such remainder to be divided equally among the Shareholders on a per share basis; and
(B) each holder of Cunningham Common Stock will receive in exchange for each share of Cunningham Common Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of (y) $1.00 per share and (z) the pro rata amount of National Common Stock remaining after the payment of the liquidation dividends to the holders of Cunningham Preferred Stock, as described above, and the additional payment to the holders of Cunningham Preferred Stock of that number of shares of National Common Stock with a value equal to $1.00 per share, such remainder to be divided equally among the Shareholders on a per share basis. The total amount of liquidation dividends to be paid to the holders of the Cunningham Preferred Stock is currently estimated to be $941,325. The dividends will be paid in shares of National Common Stock as noted above. The number of shares of National Common Stock that each Shareholder will receive at Liquidation will be reduced by the Shareholder's pro rata interest in the Escrow Shares.

     Any Escrow Shares remaining in the escrow account after a minimum of twelve (12) months or a maximum of four years and eleven months after the Closing, will be distributed to the Shareholders on a pro rata basis. There can be no assurances that a claim will not be made or that an award will not be granted against the Escrow Shares or, if an award is granted, the dollar amount of any such award. Accordingly, at this time it is not possible to estimate the number of Escrow Shares, if any, that may be remaining and available for distribution to the Shareholders at the conclusion of this period. See "Summary--The Reorganization--Exchange Procedures" and "Exchange Procedures."

     If all of the Shareholders are not located at the time of the Closing, the Shares (including Escrow Shares) that are attributable to Unlocated Shareholders will be delivered to the Escrow Agent. Cunningham has agreed to seek, within twenty (20) days after the Closing, an order from the Court directing Cunningham to give notice to the New York State Attorney General to show cause why an order should not be entered allocating the interest in the Shares of the Unlocated Shareholders to those Shareholders who have been located. Such Shares will be allocated pursuant to a final, non-appealable order ("Order") of the Court and distributed as provided in such Order and consistent with the terms of the Post-Closing Escrow Agreement.

     The Shares of Unlocated Shareholders may be subject to claims by the State of New York under Article V of the New York Abandoned Property Law and certain sections of the New York Business Corporation Law. It is possible that the abandoned property laws of other states might apply where the last known addresses of Unlocated Shareholders are in such states. However, the large majority of last known addresses are in New York. Accordingly, there can be no assurance that any Shares attributable to Unlocated Shareholders will be distributed pursuant to the Order to Shareholders who have been located. Because the Shares of Unlocated Shareholders may be subject to claims as noted above, Shareholders should consider and vote on the Reorganization with the expectation that they will not be entitled to receive any Shares of the Unlocated Shareholders.

     3. To transact such other business as may properly come before the Special Meeting, or any adjournments or postponements thereof.

     Although proposals 1 and 2 above will be voted on separately, each proposal is conditioned upon the approval of the other. Both proposals must be approved by the holders of at least two-thirds of all of the outstanding shares of the Cunningham Stock, voting together, and entitled to vote thereon. In accordance with New York law, only Shares voted "FOR" adoption of the proposals, and not abstentions, will be counted as voting in favor in determining whether the proposals are adopted. As a consequence, abstentions will have the same effect as votes against adoption of the proposals.

     Under New York Law, any Shareholder who does not vote in favor of the Agreement and the Liquidation may, if the Share Exchange is consummated, obtain payment in cash for the fair market value of his or her shares by complying with the requirements of Section 623 of the New York Business Corporation Law. See "Summary -- Statutory Appraisal Rights" and "Rights of Dissenting Shareholders."

     The Cunningham Board has fixed the close of business on March 1, 1999 as the record date (the "Record Date") for determining the Shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

     Shareholders who execute proxies solicited by the Cunningham Board retain the right to revoke them at any time before the actual vote. Unless so revoked, the shares of Cunningham Stock represented by such proxies will be voted at the Special Meeting in accordance with the directions given therein. If a Shareholder returns a duly executed proxy which is not revoked and such proxy does not specify a vote, the proxy will be voted in favor of the above proposals.

     Further information regarding the Special Meeting is set forth in the attached Proxy Statement/Prospectus and the appendices thereto.

     YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. HOWEVER, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY WITHOUT DELAY IN THE ENCLOSED POSTPAID ENVELOPE. THE PROXY IS REVOCABLE AND WILL NOT BE USED IF YOU ARE PRESENT AND PREFER TO VOTE IN PERSON.

               By Order of the Board of Directors,



               Martin M. Glesk
               President


Dated:  March 12, 1999

                         NATIONAL FUEL GAS COMPANY
                      102,000 Shares of Common Stock
                      (One Dollar ($1.00) Par Value)
                              _______________
     This Proxy Statement/Prospectus constitutes the prospectus of National Fuel Gas Company ("National") with respect to the issuance of up to 102,000 shares of National Common Stock issuable in exchange (the "Exchange") for substantially all of the assets of Cunningham Natural Gas Corporation ("Cunningham"), all as is more fully described herein.

     This Proxy Statement/Prospectus constitutes the proxy statement of Cunningham relating to the solicitation of proxies from the holders (the "Shareholders") of the outstanding Class A preferred stock (the "Cunningham Preferred Stock") and the holders of the outstanding Class B common stock (the "Cunningham Common Stock" and, together with the Cunningham Preferred Stock, the "Cunningham Stock") by the Cunningham Board for use at a Special Meeting of Shareholders to be held at 2:00 p.m. on March 31, 1999, at The Old Library Restaurant, 116 South Union Street, City of Olean, County of Cattaraugus, New York, also as more fully described herein, and at any adjournments or postponements thereof. Only holders of record of Cunningham Stock at the close of business on March 1, 1999 (the "Record Date") are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. On the Record Date, there were 232,426 shares of Cunningham Preferred Stock and 474,925 shares of Cunningham Common Stock outstanding, a total of 707,351 outstanding shares of Cunningham Stock. This Proxy Statement/ Prospectus, the enclosed Notice of Special Meeting and the enclosed proxy are first being mailed to the Shareholders on or about March 12, 1999.

     At the Special Meeting, the Shareholders as of the Record Date will be asked to consider and act upon the following proposals:

     1. To approve and adopt the Agreement and all of the transactions contemplated thereby, including the Exchange;

     2.   To approve the Liquidation, as contemplated by the Agreement; and

     3. To transact such other business as may properly come before the Special Meeting, or any adjournment thereof.
                              _______________
     THE EXCHANGE AND THE LIQUIDATION CONSTITUTE MATTERS OF GREAT
     IMPORTANCE TO THE SHAREHOLDERS.  ACCORDINGLY, SHAREHOLDERS ARE
     URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS.
                              _______________
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
          THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE
             SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                EXCHANGE COMMISSION OR ANY STATE SECURITIES
                  COMMISSION PASSED UPON THE ACCURACY OR
                     ADEQUACY OF THIS PROXY STATEMENT/
                     PROSPECTUS.  ANY REPRESENTATION
                           TO THE CONTRARY IS A
                             CRIMINAL OFFENSE.
                              _______________

The date of this Proxy Statement/Prospectus is                            ,
1999.

                      AVAILABLE INFORMATION

          National is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by National with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Commission's EDGAR system are publicly available at the Commission's Website (http://www.sec.gov). Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, on which certain of National's securities are listed.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by National with the Commission are incorporated herein by reference:

          1.   Annual Report on Form 10-K for the year ended
               September 30, 1998;

          2. Quarterly Report on Form 10-Q for the quarter ended December 31, 1998;

          3.   The National Proxy Statement on Schedule 14A dated
               December 31, 1998;

          4.   Registration Statement on Form 8-A, dated June 14,
               1996.

          All documents filed by National pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such reports and documents.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. National undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Proxy Statement/Prospectus has been delivered, upon the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Proxy Statement/Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Mr. David W. Reitz, Assistant General Counsel, National Fuel Gas Supply Corporation,
10 Lafayette Square, Buffalo, New York 14203 via telephone at
(716) 857-7949 or via e:mail at ReitzD@natfuel.com. In order to ensure timely delivery of the documents, any request should be made by March 22, 1999.

          No other person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus, including documents incorporated herein by reference, and, if given or made, such information or representations must not be relied upon as having been authorized by National. Neither the delivery of this Proxy Statement/Prospectus nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in the affairs of National since the date hereof or thereof, as the case may be. This Proxy Statement/ Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

          All information contained in the Proxy Statement/ Prospectus with respect to Cunningham has been provided by Cunningham and National is relying upon the accuracy of that information. All information with respect to National has been provided by National and Cunningham is relying upon the accuracy of that information.

                        Table of Contents
                                                             Page

     Summary . . . . . . . . . . . . . . . . . . . . .         1

     The Special Meeting . . . . . . . . . . . . . . .         9

     The Companies . . . . . . . . . . . . . . . . . .        10

     Selected Historical Financial Data
        of Cunningham. . . . . . . . . . . . . . . . .        15

     Cunningham--Management's Discussion and
        Analysis of Financial Condition and
        Results of Operation . . . . . . . . . . . . .        18

     Selected Historical Financial Data of National. .        22

     Background of the Reorganization. . . . . . . . .        25

     Reasons for the Reorganization; Recommendation
        of the Cunningham Board. . . . . . . . . . . .        28

     The Reorganization  . . . . . . . . . . . . . . .        29

     Certain Federal Income Tax Consequences . . . . .        33

     Exchange Procedures . . . . . . . . . . . . . . .        35

     Comparison of Shareholder Rights. . . . . . . . .        37

     Dividends and Price Range . . . . . . . . . . . .        44

     Description of National Common Stock. . . . . . .        45

     Cunningham Stock. . . . . . . . . . . . . . . . .        49

     Rights of Dissenting Shareholders . . . . . . . .        49

     Experts . . . . . . . . . . . . . . . . . . . . .        51

     Legal Opinions. . . . . . . . . . . . . . . . . .        51

     Other Business. . . . . . . . . . . . . . . . . .        52

     Index to Cunningham Financial Statements. . . . .        53

     Appendix A - Form of Proxy

     Appendix B - Asset Purchase and Reorganization Agreement,
                  including Exhibit 10.5 - Post-Closing
                  Escrow Agreement

     Appendix C - Supplemental Agreement

     Appendix D - Appraisal Rights:  Sections 623 and 910 of the
                  New York Business Corporation Law

        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


          This combined Proxy Statement/Prospectus contains "Forward-Looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward-Looking statements made by National should be read with the cautionary statement included in National's Form 10-K for the fiscal year ended September 30, 1998, which is incorporated by reference herein, at Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Safe Harbor for Forward-Looking Statements." The Forward-Looking statements included or incorporated by reference are based on National's historical operating trends and other information available to the management of National. These statements assume the settlement of the Action, as defined herein, and that no significant undisclosed changes will occur in the operating environment for National prior to the Closing. National cautions that the Forward-Looking statements are subject to all the risks and uncertainties discussed under the captions "Summary," "Background of the Reorganization," "Reasons for the Reorganization," "The Reorganization," "Certain Federal Income Tax Consequences" and in the documents incorporated by reference herein. None of the events discussed in these sections can be predicted with certainty; therefore, actual results may vary materially from the Forward-Looking statements and there is no assurance that the assumptions used are the most likely to occur. Forward-Looking statements are all statements other than statements of historical fact, including, without limitation, those statements that are identified by the use of the words "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. National disclaims any obligation to update any Forward-Looking statements to reflect events or circumstances after the date hereof.


                             SUMMARY

          The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus.
Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus and in the appendices hereto including, but not limited to, the Agreement set forth in Appendix B and the Supplemental Agreement set forth in Appendix C hereto. Unless otherwise defined, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Shareholders of Cunningham are urged to read carefully and in their entirety this Proxy Statement/Prospectus, the appendices and the documents incorporated by reference herein. Unless the context requires otherwise, the term "Cunningham" refers to Cunningham Natural Gas Corporation, the term "Supply Corporation" refers to National Fuel Gas Supply Corporation and the term "National" refers to National Fuel Gas Company.

The Reorganization

     Background of the Reorganization

          Supply Corporation and Cunningham have entered into the Agreement in settlement of and with a proposed resolution of an action (the "Action") entitled "National Fuel Gas Supply Corporation v. Cunningham Natural Gas Corporation" in which Supply Corporation and Cunningham are litigants. The Action is currently pending in the Supreme Court of the State of New York, County of Erie (the "Court"). In the Action, Supply Corporation seeks to recover damages from Cunningham for Cunningham's alleged conversion of natural gas from Supply Corporation's underground natural gas storage facility through a certain gas well operated by Cunningham. See "Background of the Reorganization."

     The Agreement

          Pursuant to the Agreement, National intends to acquire substantially all of the assets of Cunningham in exchange for Shares of National Common Stock in a manner intended to qualify as a tax-free reorganization, subject to review by the IRS.

          The number of Shares to be issued by National and exchanged by Supply Corporation for the Subject Assets, as defined herein, is currently estimated to be 72,948 Shares. The aggregate number of Shares ultimately issued will have a value, as of the end of the last business day immediately preceding the Closing Date, (the "Valuation Date") equal to the sum of:
(i) Cunningham's cash and cash equivalents except an amount not to exceed $300,000 retained by Cunningham to pay deferred compensation obligations predating the Agreement, (ii) the value as of the Valuation Date of any securities owned by Cunningham,
(iii) the unpaid balance of all receivables due from North Penn Gas Company (the "North Penn Receivable") as of the Valuation Date, (iv) $465,019, the fair market value of certain real property consisting of approximately 640 acres of timber property owned by Cunningham the value of which was determined by appraisals conducted by independent appraisers and (v) $950,000.

          It is currently expected that, in addition to the amount of cash to be retained by Cunningham as set forth in the Agreement, as noted above, an additional amount of cash will be deducted from the cash to be delivered by Cunningham to cover the costs related to the settlement of the Action and this solicitation, which costs will include legal, accounting, management, printing and mailing expenses.

     Exchange Procedures

          If the Reorganization is approved, pursuant to the Post-Closing Escrow Agreement between Cunningham and Supply Corporation, Cunningham will transfer a number of Shares of National Common Stock having a fair market value equal to $500,000 as of the Closing (the "Escrow Shares") to an Escrow

Agent, as defined herein, for the purpose of securing its obligation to indemnify Supply Corporation for any material breach of the representations and warranties made by Cunningham to Supply Corporation in the Agreement. Subject to this transfer, (A) each holder of Cunningham Preferred Stock will receive in exchange for each share of Cunningham Preferred Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of (i) the liquidation dividend to be paid to such holder in the amount of six cents ($.06) per share/per year for the period from 1933 to the present, (ii) $1.00 per share and (iii) the pro rata amount of National Common Stock remaining after the payment of $1.00 per share to the holders of the Cunningham Common Stock, as described below, such remainder to be divided equally among the Shareholders on a per share basis; and (B) each holder of Cunningham Common Stock will receive in exchange for each share of Cunningham Common Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of
(y) $1.00 per share and (z) the pro rata amount of National Common Stock remaining after the payment of the liquidation dividends to be paid to the holders of Cunningham Preferred Stock, as described above, and the additional payment to the holders of the Cunningham Preferred Stock of that number of shares of National Common Stock with a value equal to $1.00 per share, such remainder to be divided equally among the Shareholders on a per share basis. The total amount of dividends to be paid to the holders of the Cunningham Preferred Stock is currently estimated to be $941,325. These dividends will be paid in shares of National Common Stock as noted above. The number of shares of National Common Stock that each Shareholder will receive at Liquidation will be reduced by the Shareholder's pro rata interest in the Escrow Shares.

          Any Escrow Shares remaining in the escrow account after a minimum of twelve (12) months or a maximum of four years and eleven months after the Closing, will be distributed to the Shareholders on a pro rata basis, except that Escrow Shares attributable to Unlocated Shareholders will be distributed in accordance with the Order of the Court as noted below. There can be no assurances that a claim will not be made or an award will not be granted against the Escrow Shares or, if an award is granted, the dollar amount of any such award. Accordingly, at this time it is not possible to estimate the number of Escrow Shares, if any, that may be remaining and available for distribution to the Shareholders at the conclusion of this period. See "Exchange Procedures."

          Cunningham has an aggregate of 707,351 shares issued and outstanding, comprised of 232,426 shares of Cunningham Preferred Stock and 474,925 shares of Cunningham Common Stock. These shares originally were held by 1,115 Shareholders. A large majority of the Shareholders have had no contact with Cunningham for decades. Following execution of the Agreement, special efforts have been made to locate the Unlocated Shareholders, including those of a Court-appointed Guardian Ad Litem. As of January 29, 1999, 889 Cunningham Preferred Stock Shareholders holding 141,064 shares and 1 Cunningham Common Stock Shareholder holding 1,300 shares continue to be Unlocated Shareholders. The search for Unlocated Shareholders is continuing and it is not possible to estimate the number of Unlocated Shareholders who might be found prior to the date of Distribution.

          If all of the Shareholders are not located at the time of the Closing, the Shares (including Escrow Shares) that are attributable to Unlocated Shareholders will be delivered to the Escrow Agent. Cunningham has agreed to seek, within twenty (20) days after the Closing, an order from the Court directing Cunningham to give notice to the New York State Attorney General to show cause why an order should not be entered allocating the interest in the Shares of the Unlocated Shareholders to those Shareholders who have been located. Such Shares will be allocated pursuant to a final, non-appealable order ("Order") of the Court and distributed as provided in such Order and consistent with the terms of the Post-Closing Escrow Agreement.

     The Shares of Unlocated Shareholders may be subject to claims by the State of New York under Article V of the New York Abandoned Property Law and certain sections of the New York Business Corporation Law. It is possible that the abandoned property laws of other states might apply where the last known addresses of Unlocated Shareholders are in such states. However, the large majority of last known addresses are in New York. Accordingly, there can be no assurance that any Shares attributable to Unlocated Shareholders will be distributed pursuant to the Order to Shareholders who have been located. Because the Shares of Unlocated Shareholders may be subject to claims as noted above, Shareholders should consider and vote on the Reorganization with the expectation that they will not be entitled to receive any Shares of the Unlocated Shareholders.

Reasons for the Reorganization; Recommendation of the Cunningham
Board

          The Cunningham Board recommends that the Shareholders approve the Agreement and all of the transactions contemplated thereunder including the Exchange and the Liquidation and believes that the Reorganization is in the best interests of the Shareholders because, among other things, it will (i) settle the Action, (ii) provide the Shareholders with the ability to derive an economic benefit from their investment by receiving Shares of National Common Stock, and (iii) provide the Shareholders with this economic benefit through a transaction that is expected to qualify as a tax-free reorganization to the Shareholders. See "Certain Federal Income Tax Consequences."

          Further, the Cunningham Board believes that if the Action is not settled, the continuation of the litigation would be likely to result in bankruptcy of Cunningham and the distribution of the remaining assets, if any, to the Shareholders in a taxable transaction.

The Companies

     Cunningham

          Cunningham, a New York corporation, was incorporated in July, 1931 by Mr. John T. Cunningham and currently operates as a private oil and natural gas development and production company in the southwestern tier of New York state and northwestern Pennsylvania. Cunningham's current operations are limited to two natural gas wells.

          Cunningham's principal executive offices are located at 165 Kennedy Street, Bradford, Pennsylvania 16701, and its telephone number at that address is (814) 368-7991.

     National

          National, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), was organized under the laws of the state of New Jersey in 1902. National is engaged solely in the business of owning and holding all of the securities issued by its subsidiary companies. National and its subsidiaries ("System") comprise a diversified energy company represented by five major business segments: Utility, which sells and transports natural gas to retail customers and end users, respectively, in western New York and northwestern Pennsylvania; Pipeline and Storage, which provides interstate natural gas transportation and storage services for affiliated and nonaffiliated companies; Exploration and Production, which is engaged in natural gas and oil exploration, development and production; International, which engages in foreign and domestic energy related investment opportunities; and Other Nonregulated, which engages in natural gas and electricity marketing and brokerage, sawmill and dry kiln operations, and the marketing of timber.

          National's principal executive offices are located at 10 Lafayette Square, Buffalo, New York 14203, and its telephone number at that address is (716) 857-7786.

The Special Meeting

     Date, Time and Place

          The Special Meeting will be held on March 31, 1999 at
The Old Library Restaurant, 116 South Union Street, City of
Olean, County of Cattaraugus, New York at 2:00 p.m., local time.

     Record Date; Shareholders Entitled to Vote

          Only the holders of record of Cunningham Stock, at the close of business on March 1, 1999 (the "Record Date") are entitled to receive notice of and to vote at the Special Meeting. On that date, there were 707,351 shares of Cunningham Stock outstanding. Each share of Cunningham Preferred Stock and Common Stock will entitle the holder to one vote.

     Purpose of the Special Meeting

          The Special Meeting has been called to consider and take action on the approval and adoption of the Agreement and all of the transactions contemplated thereby including the Exchange and approval of the Liquidation.

     Vote Required; Quorum

          Shareholders present in person and by proxy owning a majority of the outstanding shares of Cunningham Stock will constitute a quorum for the transaction of business at the Special Meeting, and the affirmative vote of the holders of at least two-thirds of the outstanding shares of Cunningham Stock entitled to vote thereon will be necessary to approve the Agreement and all of the transactions contemplated thereby including the Exchange and to approve the Liquidation. Only shares voted "FOR" adoption of the proposals, and not abstentions, will be counted as voting in favor in determining whether the proposals are adopted. As a consequence, abstentions will have the same effect as votes against adoption of the proposals. Each proposal must be voted on separately, although the implementation of each proposal is contingent upon the other.

     Interests of Certain Directors and Officers

          Directors and executive officers of Cunningham beneficially own 422,258 shares of Cunningham Stock, or 59.7% of the outstanding shares of Cunningham Stock. Approximately 54.5% of these shares are held in the Mary Alice Cunningham Trust (the "Trust"). Ms. Helen L. Shuman and Mr. James Thompson are beneficiaries of the Trust and serve as directors of Cunningham. Ms. Shuman also serves as one of the two trustees (the "Trustees") of the Trust. Mr. Martin M. Glesk serves, pursuant to a judicial appointment, as the other Trustee of the Trust, in addition to his position as the President and a director of Cunningham. Since the death of John S. Cunningham, formerly the third Trustee of the Trust, there must be unanimous consent of the two remaining Trustees to an action to constitute an authorized action of the Trust. The Trustees have indicated their intention to vote "FOR" approval of the Agreement and all of the transactions contemplated thereby including the Exchange and "FOR" the Liquidation. Mr. David L. Hill, who also serves as a director, holds, either individually or jointly with another, 5.2% of the outstanding shares of Cunningham Stock. Mr. Hill has expressed his intention to vote his shares "FOR" the Agreement and all the transactions contemplated thereby including the Exchange and "FOR" the Liquidation.

Accounting Treatment

          The Exchange is intended to be accounted for as a purchase of assets under generally accepted accounting principles.

Summary of Federal Income Tax Consequences

          Consummation of the Reorganization is conditioned upon, among other things, Cunningham's receipt of a private letter ruling (the "Ruling") from the IRS to the effect that the transaction qualifies for non-recognition of gain or loss by Cunningham and the Shareholders as a type C reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Cunningham requested and received a ruling from the IRS to the effect that a Shareholder will not recognize gain or loss on the exchange of Shares of Cunningham Stock for the Shares, except to the extent the Shareholder receives cash in lieu of fractional Shares or unclaimed Shares that were to be distributed to Unlocated Shareholders. In addition, if a Shareholder receives money or property other than Shares in the liquidation of Cunningham, the Shareholder will recognize gain (but not loss) for federal income tax purposes equal to the lesser of (a) the sum of such money and the fair market value of such other property and (b) the gain realized on the deemed redemption of Shares for such money and other property. See "Certain Federal Income Tax Consequences."


Regulatory Approvals

          No consent or approval of any federal commission (other than the Commission under the Holding Company Act) is required with respect to the transactions proposed herein. Cunningham has received a favorable Ruling from the IRS to the effect that the Exchange will qualify as a tax-free reorganization. See "Certain Federal Income Tax Consequences."

          The Exchange concerns the acquisition of two natural gas wells, one permitted by the New York State Department of Environmental Conservation and one permitted by the Pennsylvania Department of Environmental Protection. Each of these environmental agencies must approve the transfer of the well permits related to the wells located in their respective jurisdictions, which approvals are the only state commission approvals necessary for the Exchange to proceed. There are no approvals necessary from any state commissions that regulate public utilities.

Conditions Precedent to the Closing of the Transaction

          The obligation of Supply Corporation and Cunningham to effect the Reorganization are subject, among other things to the fulfillment of certain conditions, including without limitation:
(i) the filing of a Registration Statement covering the Shares pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the declaration of the effectiveness of that Registration Statement prior the Special Meeting and its continued effectiveness at the Closing; (ii) the approval of the Exchange and the approval of the Liquidation by the requisite vote of the Shareholders; (iii) the receipt of a Commission order permitting the Application-Declaration filed pursuant to the

Public Utility Holding Company Act to become effective; (iv) the acquisition by Cunningham of all working interests in its natural gas wells which are owned by third parties to this transaction; and (v) the receipt of a favorable Ruling from the IRS. See "The Reorganization--Conditions Precedent to the Closing of the Reorganization--Conditions to Closing."

Representations and Warranties

          The obligations of Supply Corporation and Cunningham to effect the Reorganization are also subject to additional conditions, including the absence of any breach or breaches of certain enumerated representations and warranties. See "The
Reorganization--Representations and Warranties."

Termination of the Agreement

          Either Supply Corporation or Cunningham may terminate the Agreement if the Closing has not occurred by April 15, 1999.


Comparative Rights of Holders of Cunningham and National Common
Stock

          The rights of the Shareholders are currently governed by New York law, the Cunningham Certificate of Incorporation and the Cunningham By-laws. National is a New Jersey corporation.
If the Reorganization is completed pursuant to the terms of the Agreement, the Shareholders will become holders of National Common Stock and their rights will be governed by New Jersey law, National's Restated Certificate of Incorporation and National's By-laws, as amended. The rights of the Cunningham Shareholders prior to the Reorganization are not identical to the rights as a holder of National Common Stock. See "Comparison of Shareholder Rights" for a description of such differences.

Statutory Appraisal Rights

          Eligible Shareholders of Cunningham who do not vote for the Reorganization and who timely dissent and follow the procedures in Section 623 of the New York Business Corporation Law (the "BCL") will then have certain rights as a result of these transactions to demand payment in cash for the "fair value" of their shares of Cunningham Stock. Failure to take any required action on a timely basis may result in the loss of those rights. The amount obtained upon a valid exercise of those rights is subject to determination by judicial proceeding and, as a result, cannot be estimated at this time. See "Rights of Dissenting Shareholders" and Appendix D.

Stock Exchange Listing

          The National Common Stock is, and the additional Shares of National Common Stock to be issued in connection with the Exchange are expected to be, listed on the New York Stock
Exchange.

<paeg>

Pro Forma Financial Information

          Pro forma financial information showing the effects of the Exchange upon National is not presented in this Proxy
Statement/Prospectus because the acquisition of Cunningham will not have a material effect upon National.


                       THE SPECIAL MEETING

          This Proxy Statement/Prospectus is furnished to the Shareholders in connection with the solicitation of proxies by the Cunningham Board to be used at the Special Meeting that is to be held on March 31, 1999, and any adjournments or postponements thereof.

          The accompanying proxy is solicited by the Cunningham Board and will be voted in accordance with the instructions contained thereon, if it is returned duly executed and is not revoked. If no choice is specified on the proxy, it will be voted "FOR" the approval and adoption of the Agreement, and all of the transactions contemplated thereby including the Exchange, and "FOR" the approval of the Liquidation as contemplated by the Agreement.

          A proxy may be revoked at any time before it is exercised by delivery of written notice to the President of Cunningham at Cunningham's executive offices or by a duly executed proxy bearing a later date.

          The costs of soliciting proxies will be borne by Cunningham. In addition to solicitation by mail, Cunningham's directors, officers and employees, without additional compensation, may solicit proxies by telephone, mail and personal interview.

          Time, Place and Date of the Special Meeting.  The
Special Meeting will be held on March 31, 1999 at The Old Library
Restaurant, 116 South Union Street, City of Olean, County of
Cattaraugus, New York at 2:00 p.m., local time.

          Record Date; Shareholders Entitled to Vote. Only the holders of record of Cunningham Stock on March 1, 1999 (the "Record Date") are entitled to receive notice of and to vote at the Special Meeting. On that date, there were 707,351 shares of Cunningham Stock outstanding. Each share of Cunningham Preferred Stock and Cunningham Common Stock will entitle the holder to one vote.

          Purpose of the Special Meeting. The Special Meeting has been called to consider and take action on the approval and adoption of the Agreement and all other transactions contemplated thereby including the Exchange and approval of the Liquidation.

          Vote Required; Quorum. Shareholders present in person or by proxy owning a majority of the outstanding shares of

Cunningham Stock will constitute a quorum for the transaction of business at the Special Meeting, and the affirmative vote of the holders of record of at least two-thirds of the outstanding shares of Cunningham Stock entitled to vote thereon will be necessary to approve the Agreement and all of the transactions contemplated thereby including the Exchange and to approve the Liquidation. Only Shares voted "FOR" adoption of the proposals, and not abstentions, will be counted as voting in favor in determining whether the proposals are adopted. As a consequence, abstentions will have the same effect as votes against adoption of the proposals. Each proposal must be voted on separately, although the implementation of each proposal is contingent upon the approval of the other.

          Interests of Certain Directors and Executive Officers. Directors and executive officers of Cunningham beneficially own 422,258 shares of Cunningham Stock, or 59.7% of the outstanding shares of Cunningham Stock. Approximately 54.5% of these shares of Cunningham Stock are held in the Trust. Ms. Helen L. Shuman and Mr. James Thompson are members of the Cunningham Board and beneficiaries of the Trust. Ms. Shuman also serves as one of the two Trustees of the Trust. Mr. Martin M. Glesk serves, pursuant to a judicial appointment, as the other Trustee of the Trust, in addition to his position as the President of Cunningham and member of the Cunningham Board. Since the death of Mr. John S. Cunningham, formerly the third Trustee of the Trust, the unanimous assent of the two Trustees of the Trust is required to constitute an authorized action of the Trust. The Trustees have indicated their intention to vote "FOR" the approval and the adoption of the Agreement and all of the transactions contemplated thereby, including the Exchange, and "FOR" the Liquidation. Mr. David L. Hill, also serving as a director on the Cunningham Board, holds, either individually or jointly with another, 5.2% of the outstanding shares of Cunningham Stock.
Mr. Hill has expressed his intention to vote his shares "FOR" the Agreement and all the transactions contemplated thereby including the Exchange and "FOR" the Liquidation.

          The Board of Directors urges you to vote
          "FOR" the Agreement and all of the
          transactions contemplated thereby, including the Exchange, and "FOR" the Liquidation.


                          THE COMPANIES

CUNNINGHAM

          Cunningham is a New York corporation which was incorporated in July, 1931 by Mr. John T. Cunningham and is currently engaged in the business of producing and selling natural gas and oil. Cunningham is a private oil and natural gas development and production company operating in the southwestern tier of New York state and northwestern Pennsylvania where it also owns real property interests which include timber properties. Cunningham has not been in the business of drilling new wells since the early 1960's, but has focused all of its efforts since that time on the production and maintenance of its existing oil and natural gas wells. Its current operations are limited to two natural gas wells, one of which is currently producing. In 1998, Cunningham completed the plugging of its non-producing oil wells in Pennsylvania. Cunningham sold its interests in its remaining oil leases in Pennsylvania in December, 1998 for $61,250. In January, 1999, Cunningham sold its timber properties on which the plugged oil wells had been located for $255,000. See "The Reorganization--The Subject Assets." Cunningham is not and has never been affiliated with National.

     Exploration, Development and Production

          As of February 15, 1999, Cunningham is producing natural gas from one natural gas well (the "Maxwell Well") in Allegany County, New York. Substantially all other wells previously drilled by Cunningham were closed because their production curve declined to the extent that they no longer produced oil or natural gas in commercially saleable quantities.

          Since 1992, substantially all of Cunningham's producing reserves were generated from the Maxwell Well. The gas from the Maxwell Well is sold to North Penn Gas Company at a current contracted rate of $1.45/Mcf. Oil was sold to American Refining Group at the prevailing oil prices until all oil operations were discontinued in July of 1998 and then all of Cunningham's interests in its oil leases as well as its owned Pennsylvania oil properties were sold in December, 1998 and January, 1999, respectively. Natural gas and oil sales for the last three years are set forth below.

                 1998      1997           1996

Gas (Mcf)      195,254   200,304        272,149

Oil (bbls)       2,224     2,092          1,686

          Cunningham owns property and has mineral leaseholds in New York and formerly owned property and mineral leaseholds in Pennsylvania. The Pennsylvania properties and leaseholds were sold in December, 1998 and January, 1999, respectively. The primary value of the land held in fee is related to the timber value. Additional information with respect to income produced by Cunningham's oil and natural gas producing properties is set forth in the Cunningham financial statements included herein.
See "Cunningham--Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Index to Cunningham Financial Statements."

     Competition

          The oil and gas industry is highly competitive in all its phases, but Cunningham generally competes exclusively in the production and sale of oil and natural gas. Cunningham competes with other production companies of various sizes to provide oil and natural gas to purchasers within the southwestern tier of New York state and northwestern Pennsylvania generally on the basis of price. Substantially all of Cunningham's competitors have financial resources greater than those of Cunningham.

     Regulation

          The production and sale of natural gas and oil is subject to state and federal laws and regulations. Such laws and regulations govern a wide variety of matters including allowable rates of production, marketing, pricing and protection of the environment. In addition, new legislation and new regulations concerning the oil and gas production business are constantly being proposed and enacted. Compliance with these laws and regulations is expected to continue to increase Cunningham's cost of doing business.

     Operating Hazards and Uninsured Risks

          Cunningham's oil and gas operations are subject to all operating hazards and risks normally incident to drilling for and producing oil and natural gas, such as blow-outs, environmental pollution and personal injury. Cunningham pays a minimal fee in lieu of a bond with the Department of Environmental Conservation in New York and because all its wells were drilled prior to 1978, is not required to maintain a bond with the Department of Environmental Resources in Pennsylvania to cover plugging liability for the wells it has drilled.

     Leasehold Interest in Properties

          Cunningham's leasehold interests are subject to certain landowner royalty interests, other third party overriding royalty interests and certain third party working interests which are customary in contractual and leasing arrangements in the oil and natural gas business.

     Legal Proceedings

          Cunningham is a party to the Action and is also the Plaintiff in a certain action pending in New York State Supreme Court in Allegany County entitled Cunningham Natural Gas Corporation vs. Jay Paul Kahle and Karen M. Perrigo (the "Kahle/Perrigo Action"). In the Kahle/Perrigo Action, Cunningham is seeking to recover damages against Kahle and Perrigo for breach of their respective fiduciary and other legal duties to Cunningham as former officers, directors, employees and attorneys for Cunningham. Kahle and Perrigo have raised certain defenses and Kahle has asserted a counter-claim against Cunningham for the payment of deferred compensation which he alleges is owed to him by Cunningham. Cunningham's claim for damages in the Kahle/Perrigo Action is for $87,000.00 in the aggregate and Mr. Kahle's counter-claim seeks to recover $100,000.00. Although Cunningham's counsel in the Kahle/Perrigo Action has advised Cunningham that its legal theory of recovery is well grounded and in its favor under applicable law, it is not possible to predict the outcome with any reasonable degree of certainty.

     Facilities and Personnel

          Cunningham operates from Bradford, Pennsylvania, but has no specified office space. Cunningham has field shops for equipment storage in Allegany County, New York. Two full-time field employees in Allegany County are Cunningham's only full-time employees. Part-time workers have been employed on an as-needed-basis. Mr. Glesk, Mr. Hill, Mr. Wymer, and Ms. Bouquin provide professional services to Cunningham as required, billing on an hourly basis. See "Management of Cunningham" below.

     Management of Cunningham

          The following table sets forth the names and ages of all of Cunningham's directors and executive officers together with their business experience during the last five years and offices currently held with Cunningham.

Name                     Age       Position

Martin M. Glesk          57        President, Chief Executive
                                     Officer and Director

Christopher G. Hauser    44        Secretary, Director
Dennis P. Wymer          37        Treasurer
Anne Bouquin             35        Assistant Treasurer
Helen L. Shuman          79        Director
James Thompson           51        Director
David L. Hill            43        Director

          Martin M. Glesk has served as the President, Chief Executive Officer and as a director since his election at the Cunningham 1996 annual meeting. Pursuant to judicial appointment, Mr. Glesk became a trustee of the Mary Alice Cunningham Trust in February 1996. From 1983, to the present, he has been an assistant professor of business management at the University of Pittsburgh at Bradford. He is also managing partner of Bradford Associates, a management consulting firm, and Executive Director of the Bradford Area Alliance, a CEO-led organization dedicated to economic revitalization. Until 1981, he was a senior consultant with Arthur D. Little, Inc., an international management consulting firm in Cambridge, Massachusetts. Mr. Glesk is a graduate of Duke University and Harvard Business School.

          Christopher G. Hauser has served as the Secretary and a director since his election at the 1997 annual meeting.
Mr. Hauser is a partner in the law firm of McDowell, Wick, Daly, Gallup, Hauser, and Hartle in Bradford, Pennsylvania. Mr. Hauser has practiced law in the Bradford area for twenty years. He is also a director and secretary of Control Chief Corporation.
Mr. Hauser is a graduate of Washington and Jefferson College and Dickinson School of Law.

Dennis P. Wymer has served as the Treasurer of Cunningham since his election at the November, 1996 Cunningham Board meeting. Mr.
Wymer is a sole practitioner in public accounting in Olean, New York and is a graduate of St. Bonaventure University.

          Anne Bouquin was elected as Assistant Treasurer of Cunningham at the November, 1996 Cunningham Board meeting. From 1988 to the present, Ms. Bouquin has been the Controller at State Line Supply Company in Bradford, Pennsylvania. Ms. Bouquin is a graduate of the University of Pittsburgh.

          Helen L. Shuman has served as a director of Cunningham for over thirty years. She was an employee and Vice President of Cunningham until August 1994 when she became President. She resigned as President at the 1996 annual meeting. She has been a trustee of the Mary Alice Cunningham Trust since the death of Mary Alice Cunningham, her mother, in 1967. She is a beneficiary of the Mary Alice Cunningham Trust.

          James Thompson has served as a director of Cunningham since the 1996 annual meeting. From 1975 to the present, Mr. Thompson has been a school teacher at Hampton High School in Hampton, Virginia. As the sole heir of his mother
Pauline Cunningham Thompson, a beneficiary of the Trust who died on May 4, 1996, Mr. Thompson is a beneficiary of the Mary Alice Cunningham Trust. He is a graduate of Old Dominion University.

          David L. Hill was elected to the Cunningham Board at its regular September, 1998 Board Meeting. Mr. Hill's wife, Alisha (Cunningham) Hill, is the daughter of the late John S. Cunningham, a former director of Cunningham and a former Trustee of the Mary Alice Cunningham Trust. Since the death of her father, Mrs. Alisha Hill has become a beneficiary of the Mary Alice Cunningham Trust. Mr. Hill was appointed as Superintendent of Field Operations at a Cunningham Board meeting in September, 1996. He has been co-owner of Hill Drilling Company since 1980. Mr. Hill is a graduate of Pennsylvania State University.


          Security Ownership of Management of Cunningham

          The following table sets forth information with respect to the beneficial ownership of certain securities as of February 15, 1999 by (i) each of Cunningham's directors and officers, and (ii) all directors and executive officers as a group. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

                         Class A Preferred Stock  Class B Common Stock
                         Amount and               Amount and
                         nature of                nature of
                         beneficial  Percent      beneficial  Percent
Name(1)                  ownership   of Class     ownership   of Class

Mary Alice
Cunningham Trust (2)       28,265      12.00       357,313     75.00

Christopher G. Hauser           0          0             0         0

Dennis P. Wymer                 0          0             0         0

Anne Bouquin                    0          0             0         0

David L. Hill               3,868        2.0        32,812      7.00

All directors and
executive officers as
a group (7 persons)        32,133      14.00       390,125     82.00


______________________________

(1)  The address for each of the parties listed below is:  c/o
Cunningham Natural Gas Corporation, 165 Kennedy Street, Bradford,
Pennsylvania 16701.

(2) Shares are held in trust for the children of Cunningham's founders, John T. Cunningham and Mary Alice Cunningham. The beneficiaries of the Trust include Ms. Helen L. Shuman and Mr. James Thompson who currently serve as directors of Cunningham. Ms. Shuman formerly served as an executive officer of Cunningham and also serves as one of the two Trustees of the Trust. Since the death of the third Trustee, Mr. John S. Cunningham, the shares in the Trust must be voted by the unanimous consent of the two Trustees, Ms. Helen L. Shuman and Mr. Martin M. Glesk. Mr. Glesk is also the President and a director of Cunningham. Mr. Shuman, Mr. Thompson and Mr. Glesk may be deemed to be the beneficial owners of the shares held in the Trust. Mr. Glesk disclaims beneficial ownership of these shares. See "Interests of Certain Persons in the Transaction."


               SELECTED HISTORICAL FINANCIAL DATA
                          OF CUNNINGHAM

          The following selected financial data for the five years ended December 31, 1998 are derived from the unaudited financial statements of Cunningham. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Cunningham considers necessary for a fair presentation of the financial position and results of operations for those periods. The data should be read in conjunction with the financial statements, related notes, and other financial information included herein. See "Index to Financial Statements--Cunningham Natural Gas Corporation."

                                       CUNNINGHAM NATURAL GAS
                                       SELECTED FINANCIAL DATA
                                        YEAR END DECEMBER 31
                                        1998        1997         1996         1995         1994
SUMMARY OF OPERATIONS (Dollars)
Operating Revenues                 $  228,885   $  241,122   $  324,237   $  527,858   $  673,391
                                   __________   __________   __________   __________   __________

Operating Expenses:
 Development and production expense   227,988      233,008      176,284      146,441      273,403
 General and administrative expense   218,671      196,449      245,655      213,655      197,419
                                   __________   __________   __________   __________   __________
     Total Operating Expenses         446,659      429,457      421,939      360,388      470,822
                                   __________   __________   __________   __________   __________
Operating Income (Loss)              (217,774)    (188,335)     (97,702)     167,470      202,569
                                   __________   __________   __________   __________   __________
Other Income                          188,884      437,543       66,139       68,786       42,208
                                   __________   __________   __________   __________   __________
 Income Before Provision for Taxes    (28,890)     249,208      (31,563)     236,256      244,777

 Provision for taxes                    7,396       56,242      (55,410)           0       57,686
                                   __________   __________   __________   __________   __________
  Net Income (Loss) Available for
  Stockholders                     $  (36,286)     192,966       23,847      236,256      187,091
                                   ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE DATA
 Earnings (Loss)                        (0.08)        0.41         0.05         0.50         0.39
 Dividends Declared                         0            0            0            0            0
 Dividends Paid                             0            0            0            0            0

Weighted Ave. Common Shares           474,925      474,925      474,925      474,925      474,925
 Outstanding                          232,426      232,426      232,426      232,426      232,426
Weighted Ave. Preferred Shares
 Outstanding

CURRENT ASSETS                     $1,728,077   $1,913,541   $2,093,981   $2,043,272   $1,773,858
NET PROPERTY AND EQUIPMENT             45,482       64,246       13,024       19,971       57,171
                                   __________   __________   __________   __________   __________
Total Assets                       $1,773,559   $1,977,787   $2,107,005   $2,063,243   $1,831,029
                                   ==========   ==========   ==========   ==========   ==========
                                               - 16 -

Capitalization
 Preferred Stock                   $  253,832   $  253,832   $  253,832   $  253,832   $  253,832
 Common Stock                          57,430       57,430       57,430       57,430       57,430
 Unrealized appreciation of
  marketable securities                     0            0      330,181      184,522            0
 Retained earnings                  1,396,852    1,433,138    1,240,172    1,216,325      980,069
 Treasury Stock - at cost             (97,063)     (97,063)     (97,063)     (97,063)     (97,063)
                                   __________   __________   __________   __________   __________
     Total Capitalization          $1,611,051   $1,647,337   $1,784,552   $1,615,046   $1,194,268
                                   ==========   ==========   ==========   ==========   ==========


        CUNNINGHAM - MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of the results of operations and financial condition of Cunningham for each of the periods outlined below should be read in conjunction with Cunningham's financial statements and notes related thereto, included under "Index to Cunningham Financial Statements".

     Results of Operations

     Significant Results Since December 31, 1998

          In January, 1999, Cunningham completed the sale of its Pennsylvania properties. During 1998, Cunningham plugged all of its non-producing oil wells on leased and owned parcels in Pennsylvania. Cunningham closed its sale of all of its interests in Pennsylvania oil leases in December of 1998 for $61,250.
(This transaction is reflected in the 1998 financial results.)
In January, 1999, Cunningham sold its owned properties in Pennsylvania (upon which plugged non-producing oil wells had been located) as timber properties for a total of $255,000. These funds will be reflected as an increase in the Company's Cash Account on the Balance Sheet.

     Year Ended December 31, 1998 Compared to December 31, 1997

          Net sales decreased slightly, by $12,237 from $241,122 in 1997 to $228,885 in 1998. Although gas production from the Maxwell Well has fallen steadily for the last five years, production stabilized in 1998. There was only a slight decline in gas sales from the Maxwell Well from 1997 to 1998 - i.e., $6,094. Cunningham ceased production from its oil wells in July, 1998 in preparation for plugging the wells and selling its interests in its owned and leased properties in Pennsylvania. Despite operating for only seven (7) months in 1998, oil production was increased from 2,092 barrels in 1997 to 2,234 barrels in 1998. The lower revenue from oil sales in 1998 was due to a continued decline in oil prices.

          Cunningham completed the plugging of all abandoned and non-producing oil wells on its McKean County, Pennsylvania properties in 1998. This action dramatically reduced the risk of environmental liability for the Corporation and significantly increased the market value of the properties. Cunningham sold its interests in its oil leases on December 4, 1998 for $61,250. In addition, before the end of 1998, Cunningham had entered into a contract to sell its owned Pennsylvania properties as timber properties.

          Development and production expenses changed only slightly, declining by $5,020 between 1997 and 1998. Because operations of the Corporation were stabilized, the Board of Directors met less frequently during 1998. This resulted in a savings of $11,591 in directors fees and expenses from 1997 to 1998. For the same reasons, consulting fees for management and financial services were also significantly reduced by $25,942.

However, the preparation of information for the Internal Revenue Service in connection with seeking the Ruling and for the Securities and Exchange Commission in order to prepare this Preliminary Proxy Statement and National's Registration Statement resulted in a significant increase in expenses for accounting and legal services. The amount of the increase in accounting and legal expenses from 1997 to 1998 was $55,083. In addition, Cunningham has been involved in an extensive campaign over the last two years to locate shareholders with whom the Corporation had lost contact. The cost of these search efforts are reflected in the foregoing increase in legal and accounting expenditures. For the reasons outlined, total general and administrative expenses increased by $22,222 from 1997 to 1998.

          The loss from operations in 1998 was $217,774 which represents an increase of $29,439 from 1997. Continued declines in gas production, the costs involved in phasing out all oil and certain gas operations, the legal and administrative costs associated with the Asset and Purchase Agreement with Supply Corporation all contributed to the loss from operations.

          Other income generated in 1998 was primarily from the sale of stock, the sale of equipment, the sale of Cunningham's interests in its oil leases and the interest generated from money market funds. Other income offset the loss from operations resulting in a Net Loss of $36,286 for 1998.

     Year Ended December 31, 1997 Compared to December 31, 1996

          Net sales decreased $83,115 from $324,237 in 1996 to $241,122 in 1997, due primarily to declining production of gas from the Maxwell Well. Oil sales increased $3,863, a slight increase from $28,925 in 1996 to $32,788 in 1997. Oil sales increased, despite a lower selling price per barrel, due to increased production from several old wells that Cunningham had not been utilizing and brought back into production in 1997. Production expenses increased due to efforts begun to bring a limited number of old oil wells back into production and to begin plugging Cunningham's oils wells in order to clean-up environmental contaminants resulting from the operation of such oil wells.

          General and administrative expense decreased by $49,206 from 1996 to 1997. In late 1996, to reduce expenses, the Cunningham Board eliminated salaried officers and contracted for management and financial services on an hourly basis. This action resulted in no expenses for officer's salaries in 1997, compared to $105,618, including salaries and payroll taxes, in 1996. However, consulting, legal and accounting fees increased by $72,333, from $86,710 in 1996 to $159,043 in 1997, which increase is attributable to payments for contracted management and financial services and increased legal expenses related to the Action and settlement negotiations with National. See "Background of the Reorganization."

          Overall, total expenses, including development and production expense and general and administrative expense, increased by $7,518 from 1996 to 1997.

          Cunningham continued to experience losses from its operations in 1997. The loss from operations increased from 1996 to 1997 by $90,633, primarily due to declining oil and gas revenues and rising development and production expenses.

          In early 1997, the Cunningham Board sold all of Cunningham's investments in marketable securities (primarily common stock held in two brokerage accounts) and transferred the proceeds into lower risk money market funds in contemplation of the sale of these assets to Supply Corporation in the Exchange as required under the Agreement. This sale of the marketable securities was a one-time event which resulted in a gain on sale of stock of $348,799 in 1997 and also increased interest income by $50,505. The effect of this sale is that other income in 1997 increased by $371,404 over 1996.

          Cunningham's income tax expense increased from a benefit of $55,410 in 1996 to an expense of $56,242 in 1997.
This increase was primarily due to the fact that in 1996 Cunningham recorded a deferred tax benefit for net operating loss carryforwards. In 1997, Cunningham utilized a portion of these net operating loss carryforwards to offset current income tax expense and recorded a valuation allowance of $25,689 against the remaining net operating loss carryforwards.

     Liquidity and Capital Resources

          As of December 31, 1998, Cunningham had cash and cash equivalents of $1,487,811. Cash decreased by $271,838 primarily due to escrow payments on the production from the Maxwell Well (discussed below) and the payments associated with the completion of the plugging program of all abandoned and non-producing oil wells on Cunningham's owned and leased properties in McKean County, Pennsylvania. The escrow payment shown under current assets are revenues set aside from the sale of gas from the Maxwell Well under the terms of the "Pre-Closing Escrow Agreement" with Supply Corporation.

          The Escrow Deposit shown as payable under "Current Liabilities" reflects the amount of royalty payments due and owing to a yet-to-be-located heir of a deceased holder of an interest in the Roche Well. The death of the Executor of the decedent's Estate has further complicated the process. Cunningham is aggressively pursuing a resolution of this matter.


NATIONAL FUEL GAS COMPANY

          National, a registered holding company under the Holding Company Act was organized under the laws of the state of New Jersey in 1902. National is engaged solely in the business of owning and holding all of the securities issued by its subsidiary companies. Except as otherwise indicated below, National owns all of the outstanding securities of its subsidiaries which include, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Independence Pipeline Company ("SIP"), Seneca Resources Corporation ("Seneca"), Horizon Energy Development, Inc. ("Horizon"), Upstate Energy, Inc., Niagara Independence Marketing Company, Leidy
Hub, Inc., Utility Constructors, Inc., Highland Land & Minerals, Inc., Data-Track Account Services, Inc., and National Fuel Resources, Inc.

          National and its subsidiaries comprise a diversified energy company represented by five major business segments.

          The Utility segment is carried out by Distribution Corporation, which sells natural gas and provides natural gas transportation services to retail customers and end users, respectively, through a local distribution system located in western New York and northwestern Pennsylvania (principal metropolitan areas: Buffalo, Niagara Falls and Jamestown, New York; Erie and Sharon, Pennsylvania.)

          The Pipeline and Storage segment is carried out by Supply Corporation and by SIP. Supply Corporation provides interstate natural gas transportation and storage services for affiliated and nonaffiliated companies through (i) an integrated pipeline system extending from southwestern Pennsylvania to the New York-Canadian border at the Niagara River, and (ii) 29 underground natural gas storage fields owned and operated by Supply Corporation and four other underground storage fields operated jointly with various major interstate gas pipeline companies. SIP has purchased a one-third general partnership interest in Independence Pipeline Company ("Independence") which, after regulatory approvals and upon securing sufficient customer interest, plans to construct and operate the Independence Pipeline to transport natural gas from Defiance, Ohio to Leidy, Pennsylvania.

          The Exploration and Production segment is carried out by Seneca. Seneca is engaged in exploration for, and the development and purchase of, natural gas and oil reserves in the Gulf Coast of Texas, Louisiana, and Alabama, in California, in Wyoming and in the Appalachian region of the United States.

          The International segment is carried out by Horizon, which was formed to engage in foreign and domestic energy projects through investments as sole or substantial owner in various business entities.

          The Other Nonregulated segment is carried out by various subsidiaries which engage in natural gas and electricity marketing and brokerage, sawmill and dry kiln operations and the marketing of timber.

          Financial information about each of National's business segments can be found in National's Annual Report on Form 10-K, its consolidated financial statements, related notes, and other financial information included and incorporated herein by reference. See "Available Information", "Incorporation of
Certain Documents by Reference."


          SELECTED HISTORICAL FINANCIAL DATA OF NATIONAL

          The following selected financial data for the five years ended September 30, 1998 are derived from the audited consolidated financial statements of National. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included and incorporated herein by reference. See "Available Information", "Incorporation of Certain Documents by Reference."

                                     SELECTED HISTORICAL FINANCIAL DATA OF NATIONAL

CAPTION>
Year Ended September 30               1998           1997           1996           1995           1994
SUMMARY OF OPERATIONS (Thousands)
Operating Revenues                    $1,248,000     $1,265,812     $1,208,017     $  975,496     $1,141,324
_______________________________________________________________________________________________________________
Operating Expenses:
  Purchased Gas                          441,746        528,610        477,357        351,094        497,687
  Fuel Used in Heat and Electric
    Generation                            37,592          1,489             --             --             --
  Operation and Maintenance              320,014        286,537        309,206        292,505        291,390
  Property Franchise and Other Taxes      92,817        100,549         99,456         91,837        103,788
  Depreciation, Depletion and
    Amortization                         118,880        111,650         98,231         71,782         74,764
  Impairment of Oil and Gas Producing
    Properties                           128,996             --             --             --             --
  Income Taxes                            24,024         68,674         66,321         43,879         47,792
______________________________________________________________________________________________________________
                                       1,164,069      1,097,509      1,050,571        851,097      1,015,421
______________________________________________________________________________________________________________
Operating Income                          83,931        168,303        157,446        124,399        125,903
Other Income                              35,870          3,196          3,869          5,378          3,656
______________________________________________________________________________________________________________
Income Before Interest Charges and Minority
  Interest in Foreign Subsidiaries       119,801        171,499        161,315        129,777        129,559
Interest Charges                          85,284         56,811         56,644         53,883         47,124
______________________________________________________________________________________________________________
Minority Interest in Foreign
  Subsidiaries                            (2,213)            --             --             --             --
______________________________________________________________________________________________________________
Income Before Cumulative Effect           32,304        114,688        104,671         75,894         82,435
Cumulative Effect of Changes in
  Accounting                              (9,116)            --             --             --          3,237
______________________________________________________________________________________________________________
Net Income Available for Common
  Stock                               $   23,188     $  114,688     $  104,671     $   75,894     $   85,672
==============================================================================================================
PER COMMON SHARE DATA
  Basic Earnings Per Common Share     $     0.61**   $     3.01     $     2.78     $     2.03     $     2.32*
  Diluted Earnings Per Common Share   $     0.60**   $     2.98     $     2.77     $     2.03     $     2.31*

                                                          - 23 -

  Dividends Declared                  $     1.77     $     1.71     $     1.65     $     1.60     $     1.56
  Dividends Paid                      $     1.76     $     1.70     $     1.64     $     1.59     $     1.55
  Dividend Rate at Year-End           $     1.80     $     1.74     $     1.68     $     1.62     $     1.58

At September 30
NUMBER OF COMMON SHAREHOLDERS             23,743         20,267         21,640         21,429         22,465
==============================================================================================================
NET PROPERTY, PLANT AND EQUIPMENT (Thousands)
  Utility                             $  906,754     $  889,216     $  855,161     $  822,764     $  787,794
  Pipeline and Storage                   460,952        450,865        452,305        463,647        443,622
  Exploration and Production             638,886        443,164        375,958        339,950        295,418
  International                          202,590            942          1,274             70             --
  Other Nonregulated                      38,946         35,168         24,893         22,620         18,579
  Corporate                                    9             11             15            131            137
______________________________________________________________________________________________________________
Total Net Plant                       $2,248,137     $1,819,366     $1,709,606     $1,649,182     $1,545,550
==============================================================================================================
Total Assets (Thousands)              $2,684,459     $2,267,331     $2,149,772     $2,036,823     $1,980,806
==============================================================================================================
CAPITALIZATION:  (Thousands)
Common Stock Equity                   $  890,085     $  913,704     $  855,998     $  800,588     $  780,288
Long-Term Debt, Net of Current
  Portion                                692,669        581,640        574,000        474,000        462,500

Total Capitalization                  $1,582,754     $1,495,344     $1,429,998     $1,274,588     $1,242,788
==============================================================================================================

*1994 includes Cumulative Effect of Changes in Accounting of $0.09 (basic and diluted), which resulted from the adoption of SFAS 109, "Accounting for Income Taxes" and SFAS 112, "Employers' Accounting for Postemployment Benefits."
**1998 includes oil and gas asset impairment of ($2.06) basic, ($2.04) diluted and cumulative effect of a change in depletion methods of ($0.24) basic and diluted.


Regulation

          National is subject to regulation by the Commission under the broad regulatory provisions of the Holding Company Act, including provisions relating to the issuance of securities, sales and acquisitions of securities and utility assets, intra-company transactions and limitations on diversification. The Utility segment's rates, services and other matters are regulated by the Public Service Commission of the State of New York with respect to services provided in New York, and by the Pennsylvania Public Utility Commission with respect to services provided within Pennsylvania. The Pipeline and Storage segment's rates, services and other matters are regulated by the Federal Energy Regulatory Commission ("FERC"). SIP is not regulated by the FERC, but its sole business will be the ownership of an interest in Independence, whose rates, services and other matters will be regulated by the FERC. In the International segment, rates charged for the sale of thermal energy and electric energy at the retail level are subject to regulation and audit in the Czech Republic by the Czech Ministry of Finance. The regulation of electric energy rates at the retail level indirectly impacts the rates charged by the International segment for its electric energy sales at the wholesale level. In addition, National is subject to the same federal, state and local regulations on various subjects as other companies doing similar business in the same locations. National's current operations other than the Utility segment, the Pipeline and Storage segment and the International operations are not regulated as to prices or rates for services.


                BACKGROUND OF THE REORGANIZATION

The Action

          Supply Corporation and Cunningham entered into the Agreement in settlement of the Action, entitled "National Fuel Gas Supply Corporation v. Cunningham Natural Gas Corporation," in which Supply Corporation and Cunningham are litigants. The Action is currently pending in the Supreme Court of the State of New York, County of Erie (the "Court"). In the Action, Supply Corporation seeks to recover damages in connection with a certain gas well operated by Cunningham.

          The Action was commenced on January 6, 1995, by Supply Corporation to recover damages from Cunningham for Cunningham's alleged conversion of natural gas from Supply Corporation's underground natural gas storage facility (known as the "Beech Hill Facility") located in Allegany County, New York. Supply Corporation alleged that in 1980, following the creation of the Beech Hill Facility by Supply Corporation's predecessor, production increased at two Cunningham wells, one in Willing Township, Allegany County, New York (the "Maxwell Well") and the second in Genesee Township, Potter County, Pennsylvania (the "Roach Well", together the "Cunningham Wells"), and that the source of the increased production was natural gas which had migrated from the Beech Hill Facility. Supply Corporation alleged that Cunningham had been illegally converting and selling such gas from the Cunningham Wells and sought to enjoin Cunningham from continuing to convert this gas and to recover damages in excess of $5,000,000 together with interest thereon and the costs and disbursements related to the Action, among other things.

          A motion for preliminary injunction was filed by Supply Corporation in November 1995 and denied by the Court on April 29, 1996. The Court supervised extensive discovery and discussions between the parties from April 29, 1996 to the present to facilitate a settlement without further court proceedings. A settlement agreement was reached pursuant to which Supply Corporation is to acquire substantially all of the assets of Cunningham, including its lease and right to operate the Cunningham Wells. The settlement agreement was incorporated into the Agreement, which was executed by both parties on October 8, 1997 following considerable negotiations, supervised by the Court. Satisfaction of all conditions of the Agreement will continue to be monitored by the Court until the Closing.
Pursuant to the Agreement, Supply Corporation will purchase substantially all of the assets of Cunningham in exchange for Shares of National Common Stock. Pursuant to a Plan of Liquidation, Cunningham will be liquidated following the distribution of the National Common Stock to the Shareholders in exchange for all outstanding shares of Cunningham Stock held by a Shareholder and following the sale of Cunningham's remaining assets. See "The Reorganization."

Corporate Actions

          The Cunningham Board held monthly meetings from January, 1996 to February, 1997 with additional meetings in April, May, June, September and December, 1997 and February, May and September, 1998. In addition to regular corporate governance, the Cunningham Board was routinely advised of the status of the Action at its meetings by Mr. Glesk, the President of Cunningham, and from time-to-time by its litigation counsel.

          Following the Court's denial of Supply Corporation's motion for a preliminary injunction on April 29, 1996, the Cunningham Board recommended that its attorneys actively explore a settlement of the Action. The Cunningham Board determined that the cost of continuing the Action was becoming seriously detrimental to Cunningham's revenues and the discovery process was significantly disruptive to Cunningham's ongoing business. Although Cunningham's litigation counsel advised the Cunningham Board in May 1996 that counsel believed that Cunningham's defenses to the claim presented in the Action were meritorious, counsel recommended seeking an acceptable settlement because the attendant risks and uncertainties with respect to the outcome of the Action were sufficiently serious to the continued operations of Cunningham.

          After considerable negotiations between Supply Corporation and Cunningham, a settlement agreement was reached between the parties and incorporated into the Agreement. On September 19, 1997, the Cunningham Board approved the Agreement and all of the transactions contemplated thereunder, including the Exchange and the Liquidation, and then moved to have the matter submitted to a vote of the Shareholders. On or about October 1, 1997 the Cunningham Board provided the Shareholders with a notice of a special meeting of Shareholders to be held on October 29, 1997.

          On October 29, 1997, a special meeting of Shareholders was held for the purpose of authorizing the Cunningham Board to enter into the Agreement to sell substantially all of the assets of Cunningham to Supply Corporation, in accordance with Section 909 of the New York Business Corporation Law (the "BCL").
Section 909 requires such authorization by the Shareholders because the sale of substantially all of Cunningham's assets pursuant to the terms of the Agreement is not being made in the usual or regular course of business actually conducted. The Shareholders affirmatively authorized the Cunningham Board to enter into the Agreement at the October 29, 1997 meeting by a vote of the holders of more than two-thirds of all outstanding shares of the Cunningham Stock entitled to vote thereon either present in person or by proxy. However, this vote will not allow the Reorganization to be effected as the Shareholder vote must be solicited according to the terms and conditions described in this Proxy Statement/Prospectus pursuant to the Exchange Act and the National Common Stock must be registered pursuant to the Securities Act.

          The Cunningham Board did not obtain an independent business valuation, asset appraisal or other independent expert opinion as to whether the anticipated Purchase Price is a fair price. The determination of the Cunningham Board in this regard was based on the unique circumstances of the Reorganization. The Reorganization is proposed as a means to settle a lawsuit with Supply Corporation in which Supply Corporation seeks substantial damages from Cunningham. In light of the pendency of the Action, it is the opinion of the Cunningham Board that it is extremely unlikely that any other buyer would be found. In addition, if Cunningham did not prevail in the Action, the entire value of the Company potentially would be consumed to pay damages. It is the opinion of the Board that given these unique circumstances, an independent valuation would be irrelevant since it necessarily would contain speculation concerning the outcome of litigation which no independent appraiser is qualified to give. The Cunningham Board determined that the advice of its Special Counsel and its own expertise were sufficient to evaluate the fairness of the Purchase Price.

          The Cunningham Board determined to sell, in a taxable transaction prior to the completion of the Reorganization, its interests in oil wells and related assets. Cunningham closed the sale of its oil wells and related assets in two (2) separate actions in December, 1998 and January, 1999. The aggregate sale price was $316,250. The net proceeds from the sale will be added to the total cash or cash equivalents, both Subject Assets, as defined herein, to be transferred to Supply Corporation in the exchange and will correspondingly increase the number of shares provided in the exchange for these Subject Assets. See "The Reorganization--Subject Assets."

                 REASONS FOR THE REORGANIZATION;
             RECOMMENDATION OF THE CUNNINGHAM BOARD

          The Cunningham Board recommends that the Shareholders approve the Agreement and all transactions contemplated thereunder including the Exchange and the Liquidation and believes that the Reorganization is in the best interests of the Shareholders because, among other things, it will (i) settle the Action, which settlement will forestall any outcome requiring Cunningham to pay significant damages to Supply Corporation, the payment of which would have a materially adverse impact on Cunningham's ability to continue its operations; (ii) provide the Shareholders with the ability to derive an economic benefit from their investment by receiving Shares of National Common Stock that are registered, as well as listed and publicly traded on the New York Stock Exchange, which Shares have historically received quarterly dividends whereas, there is no market for the Cunningham Stock and dividends have not been paid since 1931; and
(iii) provide the Shareholders with this economic benefit through a transaction that is expected to qualify as a tax-free reorganization to the Shareholders. See "Certain Federal Income Tax Consequences."

          Shares of National Common Stock received by Cunningham Shareholders will be freely transferable, except that Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Cunningham prior to the Exchange may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, pursuant to an effective registration statement covering such resales or as otherwise permitted under the Securities Act. National intends to use its best efforts to cause Shares held by such "affiliates" to be registered under the Securities Act.

          Further, the Cunningham Board believes that if the Action is not settled, the continuation of the litigation would be likely to result in bankruptcy of Cunningham and the distribution of the remaining assets, if any, to the Shareholders in a taxable transaction.

          For a discussion of the steps taken by the Cunningham
Board in reaching its decision and the background and reasons for the Exchange and the Liquidation, see "Background of the Reorganization."

          The Cunningham Board unanimously recommends that the Shareholders vote "FOR" the approval of the Agreement and all of the transactions contemplated therein, including the Exchange, and "FOR" the Liquidation.

                       THE REORGANIZATION

The Agreement

          The following summary of the Agreement is qualified in its entirety by reference thereto. The Agreement is incorporated by reference herein and is attached as Appendix B to this Proxy Statement/Prospectus. Any terms used, but not defined herein, are used as defined in the Agreement.

     General

          Pursuant to the Agreement, Supply Corporation intends to acquire substantially all of the assets of Cunningham utilized in the Business for registered shares of National Common Stock in a manner intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Code. The Shares to be exchanged for the Subject Assets, as defined below, will be registered with the Commission and are listed on the New York Stock Exchange. The Shares will be exchanged without preference as to dividends or distribution over, and have equal voting rights with, all currently outstanding shares of National Common Stock.

     The Subject Assets

          In settlement of the Action, Supply Corporation plans to exchange its Shares for the following items, with the exception of the excluded assets identified below, which collectively hereinafter will be referred to as the "Subject Assets": (i) all cash and cash equivalents of Cunningham, except as provided below, (ii) all securities owned by Cunningham including securities held in certain brokerage accounts,
(iii) the unpaid balance of all receivables due from North Penn Gas Company (the "North Penn Receivable") as of the Valuation Date, (iv) approximately 640 acres of timber property owned by Cunningham and all timber rights to all such real property,
(v) the Cunningham Wells and all pipelines, equipment, vehicles and other property used in the production of natural gas,
(vi) all royalty interests in certain other natural gas wells located in Cattaraugus County, New York, and (vii) all working interests in Cunningham's natural gas wells.

          The Subject Assets will not include (a) certain oil wells, property and equipment related to the sale and production of oil, (b) an amount of cash and cash equivalents (not to exceed $300,000) retained by Cunningham for the purpose of paying certain obligations predating the Agreement, and (c) two pickup trucks and one brine truck. If the oil wells, property and equipment related to the sale and production of oil are sold prior to the Closing, any cash and cash equivalents received will be included in the Subject Assets.

          The number of Shares to be issued by National and exchanged by Supply Corporation as consideration for the Subject Assets was determined by arms-length negotiations between the parties, and will have a value, as of the last business day immediately preceding the Closing Date, (the "Valuation Date") equal to the sum of: (i) the cash and cash equivalents transferred to Supply Corporation by Cunningham, as set forth above, (ii) the value as of the Valuation Date of any securities owned by Cunningham including securities held in certain brokerage accounts, (iii) the unpaid balance of the North Penn Receivable as of the Valuation Date; (iv) $465,019, the fair market value of certain real property consisting of approximately 640 acres of timber property owned by Cunningham the value of which was determined by appraisals conducted by independent appraisers; and (v) $950,000.

          It is currently expected that, in addition to the amount of cash to be retained by Cunningham as set forth in the Agreement, as noted above, an additional amount of cash will be deducted from the cash to be delivered by Cunningham to cover the costs related to the settlement of the Action and this solicitation, which costs will include legal, accounting, management, printing and mailing expenses.

          Except as otherwise specifically agreed, Supply
Corporation is not assuming any existing liabilities of Cunningham, whether accrued, absolute, contingent or otherwise.

Conditions Precedent to the Closing of the Transaction

          The Exchange and all other transactions contemplated by the Agreement will be consummated at the Closing, which shall occur, absent agreement of the parties to a different date, on the 10th business day after the satisfaction of the latest to occur of the following conditions to Closing, provided that all other conditions to Closing have been satisfied: (i) the Shares have been registered under the Securities Act pursuant to an effective registration statement and National will be lawfully permitted to issue, and Supply Corporation will be lawfully permitted to deliver, the Shares to Cunningham; (ii) any required filings and orders under the Holding Company Act, or any other applicable regulatory act has been completed and received;
(iii) Cunningham has acquired all working interests in its natural gas wells which are owned by third parties to this transaction, including but not limited to the Smole interest, and has provided Supply Corporation with evidence of this acquisition; and (iv) Cunningham has received a favorable Ruling from the IRS.

Representations and Warranties

          The Agreement contains various other conditions which must be satisfied prior to Closing. Such conditions include the accuracy of certain standard representations and warranties of Cunningham and National, relating to, among other things, the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Agreement and all of the Other Agreements contemplated pursuant to the terms of the Agreement; (iv) the absence of requirements under any regulatory authority; (v) the absence of any violation of any provision of law applicable to either party; (vi) the absence of any breach or conflicts with their respective certificates of incorporation and by-laws or any mortgage, deed of trust, license, indenture or other agreement or any other instrument, or any order, judgment, decree, statute, regulation or any other restriction to which either is a party or any of their assets may be bound; and
(vii) the absence of any finders' fee owed to any intermediary operating on behalf of either party in connection with the origin, negotiation, execution or consummation of the Reorganization.

          Cunningham made additional representations and warranties as to: (i) its stock; (ii) financial statements;
(iii) the absence of certain material changes or events since the date of its balance sheet; (iv) pending liabilities or obligations; (v) the compliance with all outstanding insurance policies; (vi) tax matters; (vii) environmental matters;
(viii) labor and employee benefit matters; (ix) title to and condition of all of its real property and the Subject Assets;
(x) patents, trademarks and trade secrets; (xi) pending or threatened investigations or litigation; and (xii) the accuracy of the information supplied pursuant to the Agreement.

          Cunningham has agreed to indemnify Supply Corporation for any material breach of these representations and warranties. Pursuant to the terms of the Post-Closing Escrow Agreement, as defined below, Supply Corporation has certain rights to the Shares held in an escrow account for a period of twelve months from the Closing as security for this indemnification. See "Other Agreements."

Closing/Termination

          Subject to the provisions of the Agreement, as set forth above, the consummation of the transactions contemplated by the Agreement will take place at the Closing, as indicated above. Either party may terminate the Agreement if the Closing has not occurred by April 15, 1999.

          Among other things, at the Closing Cunningham will deliver to Supply Corporation: (i) exclusive possession of the Subject Assets (with evidence that upon transfer, the Subject Assets are free of any liens, claims, encumbrances, security interests and/or transfer fees and expenses), (ii) an opinion of Hurwitz & Fine, special counsel to Cunningham as to, among other things, the due organization and good standing of Cunningham, appropriate corporate authority to enter into the Agreement and the Other Agreements, as defined below, approval of the Agreement by the Shareholders, the absence of any other proceedings or claims against Cunningham or with respect to its assets or the absence of additional governmental requirements, (iii) an executed Officer's certificate as to the receipt by Cunningham of all permits, licenses and other governmental and official authorizations necessary for National to conduct the Business and to consummate the transactions contemplated by the Agreement,

(iv) written instructions directing the release of all funds in the Pre-Closing Escrow Agreement, as defined below, to Supply
Corporation and (v) a duly executed stipulation discontinuing the Action on the merits and with prejudice.

          Among other things, at the Closing, Supply Corporation will deliver to Cunningham, (w) the certificates representing the Shares, (x) an opinion of counsel as to the legality of the National Common Stock, (y) an executed certificate confirming that conditions to the Closing for which Buyer is responsible have been satisfied and (z) a duly executed stipulation discontinuing the Action on the merits and with prejudice.

Other Agreements

          The obligations of Supply Corporation and Cunningham to deliver certain items and the effecting of certain conditions to Closing, as set forth above, include the satisfaction of the release of funds under a Pre-Closing Escrow Agreement (the "Pre-Closing Escrow Agreement") and the maintenance of a post-closing escrow account pursuant to the terms of the Post-Closing Escrow Agreement (the "Post-Closing Escrow Agreement" and together with the Pre-Closing Escrow Agreement, the "Other Agreements").

          On October 8, 1997, Supply Corporation, Cunningham and Marine Midland Bank entered into the Pre-Closing Escrow Agreement pursuant to the terms of the Agreement. Cunningham is required thereunder to deliver a sum equal to 50% of its net operating revenue from natural gas operations during each month on and after May 1, 1997 to Marine Midland Bank (the "Escrow Agent") until Closing. The escrowed funds will be delivered to Supply Corporation immediately upon the Escrow Agent receiving written notice jointly executed by Cunningham and Supply Corporation confirming the Closing.

          Pursuant to the Agreement, Cunningham and Supply Corporation will enter into a Post-Closing Escrow Agreement at the Closing pursuant to which a post-closing escrow account will be established as security to Supply Corporation for Cunningham's indemnification obligations under the Agreement. A portion of the National Common Stock delivered to Cunningham at Closing having a fair market value equal to $500,000 as of the Closing will be deposited in a post-closing escrow account prior to distribution to the Shareholders. The number of Shares of National Common Stock that each Shareholder will receive at Liquidation will be reduced by the Shareholder's pro rata interest in the Escrow Shares. The Escrow Shares will remain in escrow until twelve months have elapsed from the Exchange, if no claim has been made by Supply Corporation under the Post-Closing Escrow Agreement. In the event a claim is made by Supply Corporation, the Escrow Shares will remain in escrow until the Escrow Agent receives written notice from Supply Corporation and Cunningham that such claim has been resolved. In no event, however, shall the Escrow Shares be held in escrow longer than four years and eleven months from the date of the Exchange. Any claim made by Supply Corporation under the Post-Closing Escrow Agreement shall be resolved by arbitration if demanded by either

Cunningham or Supply Corporation. Any Shares remaining in the post-closing escrow account upon expiration of its term, a minimum period of twelve months and a maximum of four years and eleven months, will be returned to Cunningham and will be distributed to the Shareholders on a pro-rata basis, except that Escrow Shares attributable to Unlocated Shareholders will be distributed in accordance with the Order of the Court. See "Exchange Procedures."


             CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          The following discussion summarizes the material federal income tax consequences of the transaction to Supply Corporation, National, Cunningham and the Shareholders and assumes, in the case of the Shareholders, that each of them is a citizen or resident of the United States who holds his or her shares of Cunningham Stock as a capital asset.

          THE FOLLOWING DISCUSSION IS INCLUDED AS
          GENERAL INFORMATION ONLY.  NECESSARILY IT IS
          NOT SPECIFIC TO THE SITUATION OF ANY
          PARTICULAR PARTY AND DOES NOT ADDRESS THE
          STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF
          THE REORGANIZATION.  THE DISCUSSION IS BASED
          UPON CURRENT EXISTING PROVISIONS OF THE
          INTERNAL REVENUE CODE OF 1986, AS AMENDED
          ("CODE"), EXISTING AND PROPOSED TREASURY
          REGULATIONS THEREUNDER AND CURRENT
          ADMINISTRATIVE RULINGS AND COURT DECISIONS.
          ALL OF THE FOREGOING ARE SUBJECT TO CHANGE
          AND ANY SUCH CHANGES COULD AFFECT THE
          CONTINUING VALIDITY OF THIS DISCUSSION.  EACH
          PARTY SHOULD CONSULT SUCH PARTY'S OWN TAX
          ADVISORS WITH RESPECT TO THE SPECIFIC TAX
          CONSEQUENCES OF THE REORGANIZATION TO SUCH
          PARTY, INCLUDING THE APPLICATION AND AFFECTS
          OF STATE, LOCAL AND FOREIGN TAX LAWS.

          Pursuant to the Agreement the Closing is conditioned upon Cunningham's receipt of a favorable private letter ruling ("Ruling") from the IRS to the effect that the Reorganization qualifies for non-recognition of gain or loss by Cunningham and the Shareholders as a type C reorganization pursuant to
Section 368 of the Code. Cunningham requested and received a Ruling from the IRS as to the federal income tax consequences of the Reorganization. Neither Cunningham, Supply Corporation nor National has requested an opinion from its respective counsel as to the tax effects of the Reorganization and no such opinion will be obtained.

          In the Ruling, the IRS made the following rulings:

(1) The acquisition by Supply Corporation of substantially all of the assets of Cunningham in exchange solely for National voting common stock, as described above, will qualify as a tax-free reorganization under Code
          Section 368(a)(1)(C).

(2) National, Supply Corporation and Cunningham will each be "a party to a reorganization" within the meaning of Code Section 368(b).

(3) No gain or loss will be recognized by the shareholders of Cunningham upon the receipt of National common stock in exchange for their Cunningham stock.

(4) The basis of the shares of National voting common stock received by the Cunningham shareholders in exchange for their Cunningham voting stock will be the same as the basis of the Cunningham voting stock surrendered in exchange therefor.

(5) No gain or loss will be recognized by Cunningham by reason of its transfer of substantially all of its assets to Supply Corporation in exchange for National voting common stock.

(6) No gain or loss will be recognized by National or Supply Corporation upon Supply Corporation's receipt of substantially all of the assets of Cunningham in exchange for shares of National voting common stock.

(7) The basis of the assets of Cunningham in the hands of Supply Corporation will be, in each instance, the same as the basis of those assets in the hands of Cunningham immediately prior to the proposed transaction.

(8) The holding period of Cunningham's assets in the hands of Supply Corporation will include the period during which the assets were held by Cunningham.

(9) The holding period of the National voting stock received by the Cunningham shareholders will include the holding period during which the Cunningham common stock surrendered in exchange therefor was held, provided that such stock is held as a capital asset in the hands of the Cunningham shareholders on the date of the exchange.

(10) The issuance of National stock by Supply Corporation in exchange for substantially all of the assets of Cunningham will not result in gain or loss recognition to National or Supply Corporation.

          In the Ruling, the IRS expressed no opinion as to the federal income tax treatment to the located Shareholders of Cunningham of the distribution of any additional shares of National stock attributable to Unlocated Shareholders and stated that a determination of the appropriate tax treatment to these Cunningham Shareholders will be made by the appropriate District Directors' office upon audit of the federal income tax returns in which the proposed transaction is reported. A located Cunningham

Shareholder who receives Shares that were to be distributed to Unlocated Shareholders may be required to include the fair market value of such Shares (or a lesser amount) in his or her gross income (as either capital gain or ordinary income) for federal income tax purposes. National expresses no opinion as to the correct federal income tax treatment of a Shareholder's receipt of unclaimed Shares that were to be distributed to Unlocated Shareholders.

          The foregoing description of the federal income tax
consequences of the Reorganization is based on the Ruling.   The
request for such Ruling, which was filed by Cunningham, includes a number of factual representations made by Cunningham for itself and/or its Shareholders, including, without limitation, a representation as to the lack of a plan or intention by Shareholders who own 1% or more of the Cunningham Stock to dispose of a number of Shares that would reduce the Shareholders' ownership of Shares to a number of shares having a value, as of the date of the Reorganization of less than 50% of the value of all of the formerly outstanding Cunningham Stock as of the same date and a representation that the Subject Assets being acquired by Supply Corporation, constitute at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Cunningham immediately prior to the transaction. If either of these or any other representation set forth in the request for the Ruling were determined to be incorrect, the parties may not be able to rely upon the Ruling and, in that event, National can give no assurance that the foregoing description of the material federal income tax consequences of the transaction is correct or that the Reorganization qualifies as a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code. If the Reorganization does not qualify as a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, among the federal income tax consequences that would result, Cunningham would recognize gain or loss on any assets it transfers to Supply Corporation in exchange for the Shares (measured by the difference between Cunningham's federal income tax basis for each asset and the value of the Shares received therefor) and a Shareholder would recognize gain or loss upon the Liquidation of Cunningham (measured by the difference between such Shareholder's federal income tax basis in his or her shares of Cunningham Stock and the sum of the amount of any money and the fair market value of any property including the Shares received in the Liquidation).


                       EXCHANGE PROCEDURES

          If both the Agreement and all transactions contemplated thereunder including the Exchange and the Liquidation are approved by the Shareholders and if all the conditions precedent to the Closing have been fulfilled upon Closing, Cunningham will receive an amount currently estimated to be 72,948 Shares of National Common Stock from Supply Corporation. Supply Corporation will be issued the Shares by National in return for the payment to National of an amount equal to the market value of the Shares on the issue date. Supply Corporation then will deliver the Shares to Cunningham in exchange for the Subject Assets. Thereafter, the Shareholders will receive the Shares in exchange for their Cunningham Stock, as described below.

          After the Closing, the Shareholders will receive instructions concerning their certificates representing the Cunningham Stock. ACCORDINGLY, SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. DO NOT MAIL YOUR CERTIFICATES REPRESENTING CUNNINGHAM STOCK TO CUNNINGHAM OR NATIONAL. YOU WILL BE ADVISED BY CUNNINGHAM AS TO WHERE AND HOW TO DELIVER YOUR CERTIFICATES EVIDENCING THE CUNNINGHAM STOCK IN EXCHANGE FOR NATIONAL COMMON STOCK.

          Pursuant to the proposed terms of the Post-Closing Escrow Agreement, following the Closing, Cunningham will transfer a number of Shares of National Common Stock having a fair market value equal to $500,000 as of the Closing to an Escrow Agent for the purpose of securing its obligation to indemnify Supply Corporation for any material breach of the representations and warranties made under the Agreement by Cunningham. See "The Agreement--Representations and Warranties."

          Following the Closing and subject to the transfer of the Escrow Shares to an Escrow Agent, assuming that the Reorganization is approved: (A) each holder of Cunningham Preferred Stock will receive in exchange for each share of Cunningham Preferred Stock held by such holder, that number of Shares of National Common Stock with a value equal to the sum of
(i) a liquidation dividend to be paid to such holder in the amount of six cents ($.06) per share/per year for the period from 1933 to the present, (ii) $1.00 per share and (iii) the pro rata amount of National Common Stock remaining after the payment of $1.00 per share to the holders of the Cunningham Common Stock, as described below, such remainder to be divided equally among the Shareholders on a per share basis; and (B) each holder of Cunningham Common Stock will receive in exchange for each share of Cunningham Common Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of
(y) $1.00 per share and (z) the pro rata amount of National Common Stock remaining after the payment of the liquidation dividend to the holders of Cunningham Preferred Stock, as described above, and the additional payment to the holders of the Cunningham Preferred Stock of that number of shares of National Common Stock with a value equal to $1.00 per share, such remainder to be divided equally among the Shareholders on a per share basis. The total amount of dividends to be paid to the holders of the Cunningham Preferred Stock is currently estimated to be $941,325. These dividends will be paid in shares of National Common Stock as noted above. The number of Shares of National Common Stock that each Shareholder will receive at Liquidation will be reduced by the Shareholder's pro rata interest in the Escrow Shares.

     Any Escrow Shares remaining in the escrow account after a minimum of twelve (12) months or a maximum of four years and eleven months after the Closing, will be distributed to the Shareholders on a pro rata basis. There can be no assurances that a claim will not be made or an award will not be granted against the Escrow Shares or, if an award is granted, the dollar amount of any such award. Accordingly, at this time it is not possible to estimate the number of Escrow Shares, if any, that may be remaining and available for distribution to the Shareholders at the conclusion of this period. See "Exchange Procedures."

     If all of the Shareholders are not located at the time of the Closing, the Shares (including Escrow Shares) that are attributable to Unlocated Shareholders will be delivered to the Escrow Agent. Cunningham has agreed to seek, within twenty (20) days after the Closing, an order from the Court directing Cunningham to give notice to the New York State Attorney General to show cause why an order should not be entered allocating the interest in the Shares of the Unlocated Shareholders to those Shareholders who have been located. Such Shares will be allocated pursuant to a final, non-appealable order ("Order") of the Court and distributed as provided in such Order and consistent with the terms of the Post-Closing Escrow Agreement.

     The Shares of Unlocated Shareholders may be subject to claims by the State of New York under Article V of the New York Abandoned Property Law and certain sections of the New York Business Corporation Law. It is possible that the abandoned property laws of other states might apply where the last known addresses of Unlocated Shareholders are in such states. However, the large majority of last known addresses are in New York. Accordingly, there can be no assurance that any Shares attributable to Unlocated Shareholders will be distributed pursuant to the Order to Shareholders who have been located. Because the Shares of Unlocated Shareholders may be subject to claims as noted above, Shareholders should consider and vote on the Reorganization with the expectation that they will not be entitled to receive any Shares of the Unlocated Shareholders.


                COMPARISON OF SHAREHOLDER RIGHTS

          Cunningham is incorporated under the laws of New York. National is incorporated under the laws of New Jersey. Accordingly, the rights of a holder of Cunningham Stock will differ in some respects from those of a holder of National Common Stock. If the Reorganization is completed, the Shareholders will become holders of National Common Stock, and as such their rights will be governed by New Jersey law and National's Restated Certificate of Incorporation ("Restated Certificate of Incorporation"), and By-laws, as amended ("By-Laws"), rather than New York law and Cunningham's Certificate of Incorporation, as amended, ("Certificate of Incorporation"), and By-laws. The following summary describes certain material differences affecting shareholders' rights between (i) New Jersey law, National's Restated Certificate of Incorporation and By-laws and
(ii) New York law, Cunningham's Certificate of Incorporation and By-laws. These summaries do not purport to be complete and are qualified in their entirety by reference to the National Restated

Certificate of Incorporation, National By-laws, Cunningham
Certificate of Incorporation and Cunningham By-laws.

     Vote Required to Authorize Certain Organic Changes

          In general, under New Jersey law, in the case of a corporation organized prior to 1969, such as National, a disposition of all or substantially all of the assets other than in the regular course of business, a charter amendment or a merger or consolidation must be authorized by the affirmative vote of two-thirds of the votes cast, and by such vote of each class entitled to vote as a class, with respect to any such matter, except, however, that such a corporation may amend its charter by the affirmative vote of two-thirds of the votes cast to provide that the vote of a majority of the votes cast will suffice. National's Restated Certificate of Incorporation provides that the above listed changes must be authorized by the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote, and, in addition, if any class or series of shares is entitled to vote thereon as a class, a majority of the votes cast in such class vote.

          In general, for corporations in existence before February 1998, the New York law provides that a sale, lease, exchange or other disposition of all or substantially all of the assets or a plan of merger or consolidation must be authorized by the affirmative vote of two-thirds of all outstanding shares entitled to vote thereon. However, such corporations may amend their certificate of incorporation for approval by a majority of the votes of all outstanding shares entitled to vote thereon. Cunningham has not amended its certificate of incorporation and therefore an affirmative vote of two-thirds of all outstanding shares entitled to vote thereon is required for such transactions.

     Class Voting on Merger or Consolidation

          Under New Jersey law, any class or series of shares shall be entitled to vote as a class if the plan of merger or consolidation contains any provision which, if contained in a proposed charter amendment, would entitle the class or series to vote as a class on the amendment, unless such provision is one which could be adopted by the Board without shareholder approval as set forth under New Jersey law.

          The New York BCL is virtually identical to the requirements of New Jersey law set forth above except, under New York law class voting is only permitted when both (i) the shares of the class or series entitled to vote will remain outstanding after the merger or consolidation or will be converted into the right to receive shares of the surviving corporation or another corporation and (ii) the certificate of incorporation of such other corporation immediately after effectiveness of the merger or consolidation contains a provision which is not in the certificate of the corporation and which, if contained in an amendment to the certificate, would entitle the holders of such shares to vote as a separate class or series.

     Source of Dividends

          Under New Jersey law, dividends may not be paid if, after giving effect to the dividend, either (1) the corporation would be unable to pay its debts as they become due in the usual course of its business or (2) the corporation's total assets would be less than its total liabilities.

          Under New York law, dividends may be paid out of surplus only, except that a corporation engaged in the exploitation of natural resources may pay dividends in excess of surplus to the extent that the cost of the wasting or specific assets has been recovered by depletion reserves, amortization or sale. In any case, dividends may only be declared and paid under New York law if net assets remaining after the payment would be sufficient to cover the liquidation preference of shares having a preference in liquidation.

     Power to Adopt, Amend or Repeal By-laws

          Under New Jersey law, the power to adopt, amend and repeal by-laws of a corporation is vested in the Board of Directors unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the Board of Directors may be amended and repealed and new by-laws adopted by the shareholders and the shareholders may prescribe in such by-laws that the Board may not amend or repeal by-laws approved by shareholders. The By-laws of National may be amended by the Board of Directors or by the shareholders.

          Under New York law, the power to adopt, amend or repeal by-laws of a corporation is vested in the corporation's shareholders, although the corporation's certificate of incorporation may also vest such power in the corporation's board of directors. Cunningham's Certificate of Incorporation provides that its By-Laws may be adopted, amended or repealed by its Shareholders and by the Cunningham Board.

     Action by Shareholders by Written Consent in Lieu of a
     Meeting
     ______________________________________________________

          Under New Jersey law, except as otherwise provided in a certificate of incorporation, any action (other than the annual election of directors) required or permitted to be taken at a meeting of the corporation's shareholders, may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would have been necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. When a corporation receives the requisite number of written consents to effect a merger, consolidation or sale of substantially all of the assets of the corporation, notice must be provided to all non-consenting shareholders at least 20 days before the effective date of such action. Notification to all non-consenting shareholders must be provided within 10 days for any other type of action requiring a shareholder vote. The Restated Certificate of Incorporation of National does not alter this statutory provision.

          Under New York law, except as otherwise provided in a company's certificate of incorporation, any action required or permitted to be taken at the meeting of a corporation's shareholders may be taken without a meeting if written consents, setting forth the action so taken, are signed by the holders of all outstanding shares entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. The notice provision under New York law differs from New Jersey law in that under the New York BCL, prompt notice, rather than a given number of days, of the taking of corporate action without a meeting by less than unanimous written consent must be given to those shareholders who have not consented in writing. The Restated Certificate of Incorporation of Cunningham does not alter this statutory provision.

     Removal of Directors

          Under New Jersey law, one or more or all directors of a corporation may be removed for cause or, unless otherwise provided in the certificate of incorporation, without cause by shareholders by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote thereon. Unless otherwise provided in the certificate of incorporation, shareholders of a corporation whose board of directors is classified may not remove a director without cause. National's Restated Certificate of Incorporation provides for a classified board of directors and does not grant shareholders the authority to remove a director without cause.

          The provisions of the New York BCL allow for the removal of a director for cause by vote of the shareholders. The certificate of incorporation or a by-law provision adopted by the shareholders may also provide for removal by action of the board. New York law also provides that the certificate of incorporation or the by-laws may provide for removal of directors without cause by vote of the shareholders. The By-laws of Cunningham provide for removal with or without cause by the affirmative vote of the majority of the votes cast by holders of shares entitled to vote thereon.

     Special Meetings of Shareholders

          Under New Jersey law, special meetings of the shareholders may be called by the president, or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding such provision, holders of not less than 10% of a corporation's voting stock may apply to the New Jersey Superior Court for an order directing a special meeting of shareholders to be held. The court may order such special meeting upon a showing of good cause. The By-Laws of National provide that, except as otherwise provided by statute, all special meetings shall be called upon written request of three or more directors or of stockholders owning one-fourth of the capital stock issued and outstanding.

          Under New York law, special meetings of stockholders may be called by the Board of Directors or by such person or persons as may be authorized by a company's certificate of incorporation or by-laws. The By-laws of Cunningham provide that special meetings may be called by the Cunningham Board or by the President or Secretary or an Assistant Secretary at the request of three or more members of the Cunningham Board or at the request of the holders of at least 40% of the outstanding shares entitled to vote.

     De Facto Merger

          Under New Jersey law, shareholders have the same voting and dissent and appraisal rights as if they were shareholders of a surviving corporation in a merger, if (1) voting shares outstanding plus those issuable after the transaction exceed by more than 40% voting shares outstanding before the transaction, or (2) shares entitled to participate without limitation in distributions outstanding or issuable after the transaction exceed by more than 40% such shares outstanding before the transaction.

          New York law does not contain a comparable provision.

     Guaranty

          Under New Jersey law, a corporation may give a guaranty not in furtherance of its direct or indirect business interests only when authorized at a meeting of shareholders by the affirmative vote of all of the votes cast by the holders of each class and series of shares entitled to vote thereon. If authorized by such a vote, the guaranty may be secured by the corporation's property.

          The provisions of the New York law permit a New York corporation to guarantee obligations of a third party in the same manner as New Jersey law, except that a guarantee may be given under New York law only when authorized at a meeting of shareholders by two-thirds of the votes of all outstanding shares entitled to vote thereon.

     Shareholders' Derivative Actions

          New Jersey law contains certain provisions which have the effect of discouraging derivative actions. Specifically, New Jersey law authorizes the court to award reasonable expenses and attorney's fees to the successful defendants in a derivative action upon a finding that the action was brought without reasonable cause. In addition, the corporation may require the plaintiff or plaintiffs to give security for the reasonable expenses, including attorney's fees, that may be incurred by the corporation or by other named defendants for which the corporation may become legally liable if plaintiff is a holder of less than 5% of the outstanding shares of any class or series of such corporation (or voting trust certificates therefor), unless the shares or voting trust certificates so held have a market value in excess of $25,000.

          The New York BCL contains comparable provisions, except that the shares, voting trust certificate and any beneficial interest in the outstanding shares must be in excess of $50,000.

     Inspection of Books and Records

          Under New Jersey law, a shareholder of record for at least 6 months immediately preceding his demand or any holder (or a person authorized on behalf of such holder) of at least 5% of the outstanding shares of any class or series has the right to examine for any proper purpose the books and records of the corporation.

          Under New York law, any shareholder of record, irrespective of the time period that such shares have been held by such shareholder, has the right to examine, for any purpose reasonably related to such person's interest as a shareholder, the stock ledger, list of shareholders and other books and records, including any minute books and to make copies or extracts therefrom. Any shareholder may examine these records in person or by agent or attorney.

     Anti-takeover Statutes

          New Jersey has adopted a type of anti-takeover law known as a "business combination" statute. Subject to numerous qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation's board approved the transaction prior to the stockholder becoming an interested stockholder. An "interested stockholder" is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate of the corporation who within the prior five year period has at any time owned 10% or more of the voting power. The term "business combination" is defined broadly to include, inter alia, merger of the corporation with the interested stockholder or any corporation which after such merger would be an affiliate of the interested stockholder, and any transfer of 10% or more of the corporation's assets to the interested stockholder or affiliate thereof. The effect of the statute is to protect non-tendering post-acquisition minority shareholders from mergers in which they will be "frozen out" after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority stockholders. This statute applies to corporations which are organized under the laws of New Jersey and have their principal executive offices or significant business operations located within New Jersey. Because National has neither its principal executive offices nor significant business operations located in New Jersey, the statute currently does not apply to it. However, National's Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other Business Combination, as defined therein, by National or any of its subsidiaries with any shareholder who is directly or indirectly the beneficial owner of 5% or more of National's outstanding Common Stock or with an affiliate of such shareholder. The conditions, which are in addition to those required by law, prescribe the minimum amount per share that must be paid to holders of common stock and the form of consideration, and require that the holders of common stock be furnished certain information about the Business Combination prior to voting on it.

          New York has adopted a business combination type of anti-takeover statute which operates in a manner similar to the New Jersey statute. Although there are numerous differences between the New York statute and the New Jersey statute, the most significant include the following: (i) the New York statute defines "interested stockholder" using a 20% ownership threshold rather than the 10% threshold under the New Jersey statute; (ii) the New York statute applies to New York corporations regardless of the locations of their offices and business operations. The New York business combination statute generally does not apply to private companies such as Cunningham. Cunningham's Certificate of Incorporation does not contain anti-takeover provisions.

     Limitation of Liability of Directors and Officers

          Under New Jersey law, a corporation may include in its certificate of incorporation a provision which would, subject to the limitations described below, eliminate or limit directors' or officers' liability to the corporation or its shareholders for monetary damage for breaches of the fiduciary duty of care. A director or officer cannot be relieved from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. National's Restated Certificate of Incorporation contains such a provision.

          A similar provision under New York law applies to directors but not officers. Under New York law, a director cannot be relieved of liability (i) for acts or omissions which
(a) were in bad faith, (b) involved intentional misconduct or (c) involved a knowing violation of law; (ii) for the payment of unlawful dividends or the expenditure of funds for unlawful stock purchases or redemptions, or (iii) for transactions from which such director derived an improper personal benefit. Cunningham's Certificate of Incorporation contains a provision which limits a director's liability to the full extent permitted by the New York BCL or other applicable law.

                    DIVIDENDS AND PRICE RANGE

     National

          National has paid cash dividends on its Common Stock in each year since 1903 and has increased its annual dividend during each year since 1971. The closing price for National's Common Stock on the New York Stock Exchange on March 19, 1999, was $42.25/share.

          The following table shows dividends declared per share of Common Stock, and the price range per share of Common Stock on the New York Stock Exchange as published in The Wall Street
Journal, during the periods indicated:



                                          Price Range
                                                                Dividends
Quarter Ended                            High        Low         Declared

1998:
  December 31, 1997.................. $48-15/16   $42-11/16       $.435
  March 31, 1998..................... $48-13/16   $45-3/8         $.435
  June 30, 1998...................... $49-1/8     $39-5/8         $.450
  September 30, 1998................. $47         $39-13/16       $.450

1997:
  December 31, 1996.................. $44-1/8     $36-5/8         $.42
  March 31, 1997.....................  44-7/8      39-3/8          .42
  June 30, 1997......................  44-1/8      40-5/8          .435
  September 30, 1997.................  45-7/16     40-1/8          .435

1996:
  December 31, 1995.................. $33-7/8     $28-1/2         $.405
  March 31, 1996.....................  34-7/8      31-3/8          .405
  June 30, 1996......................  36-3/8      33-3/4          .42
  September 30, 1996.................  38          33-3/8          .42


          National has a Dividend Reinvestment and Stock Purchase Plan (Plan) which provides shareholders of record of the Common Stock with a convenient and economical method of reinvesting cash dividends on the Common Stock and making limited cash investments in additional shares of Common Stock at regular intervals without payment of any brokerage commission or service charge. Shareholders of record who elect to participate in the Plan may
(i) have cash dividends on all shares of Common Stock registered in their names automatically reinvested in Common Stock;
(ii) continue to receive cash dividends on Common Stock registered in their names and make limited cash investments in Common Stock of not less than $25 nor more than $5,000 per monthly investment period; or (iii) reinvest the cash dividends on all shares registered in their names and also make limited cash investments in Common Stock. The price of shares is the market price as purchased by the bank administering the Plan. At

National's option, shares will either be purchased on the open market or be original issuances. National reserves the right to suspend, modify, amend or terminate the Plan at any time.

          As of September 30, 1998 there were approximately 18,747 record holders of National Common Stock. The Shares of National Common Stock issued pursuant to the Reorganization, if it had been consummated on September 30, 1998, would have consisted of less than 3/10 of 1% of National's issued and outstanding common stock, and the value of the Shares would also have amounted to a small fraction of 1% of the total assets of National and its subsidiaries on that date. Accordingly, the issuance of the Shares pursuant to the Reorganization will not have any impact on the amount and percentage of present holdings of National's common stock beneficially owned.

     Cunningham

          There is presently no established trading market for Cunningham Stock. On the Record Date for determining Shareholders entitled to vote at the Special Meeting, Cunningham believes that there were approximately 1,115 holders of record. No dividends have ever been declared on Cunningham Stock since its inception in 1931 and it is expected that, if the Reorganization is not consummated, Cunningham will not declare dividends on either of its Preferred or Common Stock in the foreseeable future.


              DESCRIPTION OF NATIONAL COMMON STOCK

General

          The following is a brief summary of certain of the terms and provisions of National's Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of National's Restated Certificate of Incorporation, By-Laws and the Rights Agreement, dated as of June 12, 1996, between National and Marine Midland Bank ("Rights Agreement"). Reference is also made to National's Indenture, dated as of October 14, 1974 between the Company and The Bank of New York (formerly Irving Trust Company), as supplemented.

          No shares of preferred stock ("Preferred Stock") of National are currently outstanding. However, the Board of Directors of National has the ability to issue one or more series of Preferred Stock from time to time with such powers, designations, preferences, rights and qualifications as the Board of Directors may determine subject to such powers, designations, preferences, rights and qualifications as are contained in National's Restated Certificate of Incorporation. The actual effect of the Preferred Stock upon the rights of the holders of National Common Stock can not be stated until the National Board of Directors determines the respective rights of the holders of one or more series of Preferred Stock. Such effects, however, might include (a) restrictions on dividends on National Common

Stock if dividends on the Preferred Stock are in arrears;
(b) dilution of the voting power of National Common Stock;
(c) restrictions on the rights of the holders of National Common Stock to share in National's assets upon liquidation due to satisfaction of any liquidation preference granted to the Preferred Stock; and (d) dilution of rights of holders of National Common Stock to share in National's assets upon liquidation if the Preferred Stock is participating with respect to distributions upon such liquidation.

Dividend Rights

          The holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors, out of funds legally available for the payment of such dividends. The Board of Directors' ability to declare dividends on Common Stock may also be limited by the rights and preferences of certain series of Preferred Stock which may be issued from time-to-time and by the terms of instruments defining the rights of holders of outstanding indebtedness of the Company.

Voting Rights and Classification of the Board of Directors

          The holders of Common Stock are entitled to one vote per share. The affirmative vote of the majority of the votes cast by the holders of the Common Stock is required for the merger or consolidation of National or for the sale of substantially all of its assets. The Board of Directors is divided into three classes, each with, as nearly as possible, an equal number of directors.

Liquidation Rights

          Upon any dissolution, liquidation or winding up of National, the holders of Common Stock are entitled to receive pro rata all of National's assets and funds remaining after payment of or provision for creditors and subject to the rights and preferences of each series of Preferred Stock.

Preemptive Rights

          Holders of Common Stock and any series of Preferred
Stock that may be issued have no preemptive right to purchase or subscribe for any shares of capital stock of National.

Common Stock Purchase Rights

          The holders of the Common Stock have one right ("Right") for each of their shares. Each Right, which will initially be evidenced by the Common Stock certificates representing the outstanding shares of Common Stock, entitles the holder to purchase one-half of one share of Common Stock at a purchase price of $130 per share, being $65 per half share, subject to adjustment ("Purchase Price").

          Until the earliest to occur of (i) ten days following the date ("Shares Acquisition Date") of the public announcement that a person or affiliated group ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer, or exchange offer, the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any shares of Common Stock outstanding, by the Common Stock certificates representing those outstanding shares.

          Subject to redemption or exchange of the Rights, at any time following the Distribution Date, each holder of a Right will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of National) having a value equal to two times the Purchase Price of the Right then in effect. However, all Rights that are, or under certain circumstances were, beneficially owned by any Acquiring Person will be null and void.

          In the event that, at any time following the Shares Acquisition Date, (i) National is acquired in a merger or other business combination transaction, or (ii) 50% or more of National's assets or earning power are sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.

          At any time prior to the end of the business day on the tenth day following the Shares Acquisition Date, National may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"), payable in cash or stock. This decision to redeem the Rights shall require, in certain circumstances, the concurrence of a majority of the independent directors. At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, which shall become void), in whole or in part, at an exchange ratio of one share of Common Stock and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustments.

          The Rights will expire on July 31, 2006 unless they are exchanged or redeemed (as described above) earlier than that date.

          Upon exercise of the Rights National may be subject to additional regulatory approval requirements.

          The Rights have anti-takeover effects because they will cause substantial dilution of the Common Stock if a person attempts to acquire National on terms not approved by the Board of Directors.

Business Combinations

          National's Restated Certificate of Incorporation provides that certain conditions must be met before the consummation of any merger or other "Business Combination" by National or any of its subsidiaries with any stockholder who is directly or indirectly the beneficial owner of 5% or more of National's outstanding Common Stock ("Substantial Stockholder") or with an affiliate of any such stockholder ("Affiliate"). The term Substantial Stockholder does not include National, any of its subsidiaries, or any Trustee holding Common Stock of National for the benefit of the employees of National or any of its subsidiaries pursuant to one or more employee benefit plans or arrangements. The conditions, which are in addition to those otherwise required by law, prescribe the minimum amount per share that must be paid to holders of Common Stock and the form of consideration paid, and require that the holders of Common Stock be furnished certain information about the Business Combination prior to voting on it. Business Combination, as defined in the Restated Certificate of Incorporation, generally means any of the following transactions: a merger, consolidation or share exchange; a sale, lease, exchange or other disposition of any assets in exchange for property having a fair market value of more than $10 million, if determined to be a Business Combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation; the issuance or transfer of securities in exchange for property having a fair market value of more than $10 million, if determined to be a Business Combination by certain directors of National in accordance with provisions of the Restated Certificate of Incorporation; the adoption of a plan of liquidation or dissolution of National; or any reclassification of securities, recapitalization or reorganization that has the effect of increasing the proportionate share of the outstanding shares of any class of securities of National that is owned by any Substantial Stockholder or by any affiliate of a Substantial Stockholder.

          The approval of at least three-fourths of the entire Board of Directors or, in the event that the Board of Directors consists of directors elected by the holders of Preferred Stock, the approval of a majority of the entire Board, is required to amend or repeal the classified board or business combination provisions contained in the Restated Certificate of Incorporation.

Listing

          The National Common Stock is, and the additional Shares of National Common Stock to be issued in connection with the Exchange are expected to be, listed on the New York Stock
Exchange.

Transfer Agent and Registrar

          The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., South Hackensack,
New Jersey.


                        CUNNINGHAM STOCK

          Cunningham is authorized to issue up to 2,000,000 shares of Stock, of which up to 1,100,000 shares are Cunningham
Preferred Stock, $1.00 par value, and up to 900,000 shares are Cunningham Common Stock, $.10 par value per share.

          The holders of the Cunningham Preferred Stock and the Cunningham Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and are not entitled to cumulate their votes in the election of directors of Cunningham. Holders of Cunningham Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Cunningham Board out of funds legally available for dividend distribution. The holders of Cunningham Preferred Stock are entitled to receive as and when declared payable by the Cunningham Board, dividends at the rate of 6% per annum, payable quarterly or semi-annually on January 1, April 1, July 1 and October 1 or January 1 or July 1 in each year, before any dividends may be paid to the holders of Cunningham Common Stock, and any such dividends will be cumulative and will accrue at the rate of 6% per year. In the event of the liquidation, dissolution or winding up of Cunningham, holders of Cunningham Stock are entitled to share equally and ratably in all assets, if any, remaining after payment of all liabilities and required distributions. Cunningham has never paid cash dividends on the Cunningham Stock and does not anticipate paying any cash dividends in the foreseeable future. Holders of Cunningham Stock have no preemptive rights or rights to subscribe to additional securities of Cunningham. As of March 1, 1999, there were 707,351 shares of Cunningham Stock issued and outstanding.


                RIGHTS OF DISSENTING SHAREHOLDERS

          Section 910 of the BCL sets forth the rights of Shareholders who object to the Reorganization. Any Shareholder who does not vote in favor of the Reorganization, or who duly revokes his or her vote in favor of the Reorganization, may, if the Share Exchange is consummated, obtain payment in cash for the fair value of his or her shares by strictly complying with the requirements of Section 623 of the BCL.

          Such dissenting Shareholder must file with Cunningham, before the taking of the vote on the Agreement and all the transactions contemplated thereunder including the Exchange and the Liquidation, a written objection, including a notice of his or her intention to dissent, his or her name and residence address, the number of shares of Cunningham Common Stock to which he or she dissents (which number must not be less than all his or her shares of such stock) and a demand for payment of the fair value of his or her shares if the Reorganization is consummated. Any such written objections should be addressed to:
Mr. Martin M. Glesk, President, Cunningham Natural Gas Corporation, 165 Kennedy Street, Bradford, Pennsylvania 16701.

          Within 10 days after the vote of Shareholders authorizing and approving the Agreement and all the transactions contemplated thereunder including the Exchange and the vote of Shareholders approving the Liquidation, Cunningham must give written notice of such authorization to each such dissenting Stockholder who did not vote in favor of the Reorganization.

          At the time of filing the notice of election to dissent, or within one month thereafter, such Shareholder must submit his or her Cunningham Common Stock certificates to Cunningham for notation thereon of the election to dissent, after which such certificates will be returned to such Shareholder.
Any such Shareholder who fails to submit his or her shares of Cunningham Stock for such notation shall, at the option of Cunningham exercised by written notice to such Shareholder within 45 days from the date of filing of the notice of election to dissent, lose his or her dissenter's appraisal rights unless a court, for good cause shown, shall otherwise direct.

          Within 15 days after the expiration of the period within which Shareholders may file their notices of election to dissent, or within 15 days after consummation of the Reorganization, whichever is later (but not later than 90 days after the Shareholders' vote authorizing the Reorganization), Cunningham must make a written offer (which, if the Reorganization has not been consummated, may be conditioned upon such consummation), to each Shareholder who has filed such notice of election, to pay for his or her shares at a specified price which Cunningham considers to be the fair value of such shares. If Cunningham and the dissenting Shareholder are unable to agree as to such fair value, Section 623(h) of the BCL provides for judicial determination of fair value. In the event of such a disagreement, a court proceeding shall be commenced by Cunningham in the Supreme Court of the State of New York, or by such dissenting Shareholder if Cunningham fails to commence the proceeding within the time required by Section 623 of the BCL. Cunningham intends to commence such a proceeding in the event of such disagreement.

          A negative vote on the Reorganization reflected on the proxy card does not constitute a "written objection" to be filed by a dissenting Shareholder. An abstention from voting on the Reorganization, or failure to specify any vote on the accompanying proxy, will not constitute a waiver of rights under Sections 910 and 623 of the BCL, provided that a written objection has been properly filed. A vote in favor of the Reorganization will constitute a waiver of a Shareholder's appraisal rights, even if a written objection has been filed.

          For United States federal income tax purposes, a dissenting Shareholder who receives payment for his or her shares upon exercise of his or her right of appraisal may recognize capital gain or loss thereon measured by the difference between the basis for his or her shares and the amount of payment received. This tax discussion is included for general information only. Due to the individual nature of tax consequences, each Shareholder is urged to consult his or her own tax advisor as to the particular tax consequences to such Shareholder of dissenting from the Reorganization, including the effect and applicability of federal, state, local, foreign and other tax laws.

          The foregoing summary does not purport to be a complete statement of the provisions of Sections 910 and 623 of the BCL, and is qualified in its entirety by reference to those sections of the BCL, the complete texts of which are set forth in Appendix D to this Proxy Statement/Prospectus. Each Shareholder intending to exercise dissenter's appraisal rights should review such Appendix D and consult his or her own counsel for a more complete and definitive statement of the rights of dissenting Shareholders and the proper procedure to follow to exercise such rights.


                             EXPERTS

          The financial statements of National incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The financial statements of Cunningham included in this Proxy Statement/Prospectus are included in reliance upon the report of Dennis P. Wymer, CPA, accountant, given on the authority of said firm as an expert in accounting. Mr. Wymer is an officer of Cunningham and is not considered an independent accountant for the purposes of this report.

          Representatives of PricewaterhouseCoopers LLP,
National's independent accountants, will be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

          Mr. Dennis P. Wymer, CPA, Cunningham's certified public accountant will be present at the Special Meeting and will have the opportunity to make a statement if he desires to do so and to respond to appropriate questions.


                         LEGAL OPINIONS

          The legality of the National Common Stock to be issued in the Exchange will be passed upon for National by Stryker, Tams & Dill LLP, Two Penn Plaza East, Newark, New Jersey 07105.

                         OTHER BUSINESS

          The Cunningham Board does not know of any business that will be presented for consideration at the Special Meeting except as set forth above. However, if any other business is properly brought before the meeting, or any adjournment thereof, the Proxies will vote in regard thereto according to their discretion.

               CUNNINGHAM NATURAL GAS CORPORATION
                      FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED
                DECEMBER 31, 1998, 1997 AND 1996



                  INDEX TO FINANCIAL STATEMENTS




                                                            Page

Accountant's Report. . . . . . . . . . . . . . . . . . .      55

Financial Statements

  Balance Sheets . . . . . . . . . . . . . . . . . . . .      56

  Statements of Income . . . . . . . . . . . . . . . . .      57

  Statements of Changes in Stockholders' Equity. . . . .      58

  Statements of Cash Flows . . . . . . . . . . . . . . .      59

  Notes to Financial Statements. . . . . . . . . . . . .      60

  Supplemental Schedule I. . . . . . . . . . . . . . . .      68

                      DENNIS P. WYMER, CPA
                   Certified Public Accountant
                 Certified Management Accountant

37 North Seventh St.                       Phone:  (716) 373-2635
Allegany, NY  14706                          Fax:  (716) 373-2636
                   Email: dpwcpa@localnet.com


To the Board of Directors and Stockholders
Cunningham Natural Gas Corporation
Olean, New York


I have compiled the accompanying balance sheets of Cunningham Natural Gas Corporation as of December 31, 1998 and 1997 and the related statements of cash flows, income, and changes in stockholders' equity for the years ended December 31, 1998, 1997, and 1996, and the accompanying supplementary information contained in schedule I, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management.
I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

I am not independent with respect to Cunningham Natural Gas
Corporation.



Dennis P. Wymer, CPA
Allegany, New York
March 12, 1999

                    CUNNINGHAM NATURAL GAS CORPORATION
                              BALANCE SHEETS
                        DECEMBER 31, 1998 AND 1997

                                                  ASSETS
                                           1998            1997
Current Assets
  Cash                                  $1,487,811      $1,759,649
  Accounts receivable                       26,105          20,736
  Escrow payment                           153,981          63,715
  Due from former officer                   56,000          56,000
  Prepaid expense                            4,180          13,441
                                        __________      __________
     Total Current Assets                1,728,077       1,913,541
                                        __________      __________
Property and Equipment                      45,482          64,246
                                        __________      __________
     Total Assets                       $1,773,559      $1,977,787
                                        ==========      ==========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                      $    2,957      $   19,936
  Accrued expenses                           7,809           8,772
  Accrued environmental
   liability                                     0         150,000
  Accrued deferred
   compensation                            100,000         100,000
  Escrow deposit payable                    51,742          51,742
                                        __________      __________
    Total Current Liabilities              162,508         330,450
                                        __________      __________

 Stockholders' Equity
  Preferred Class "A", par
    value $1 per share,
    253,832 shares issued,
    232,426 shares
    outstanding                            253,832         253,832
  Common Class "B", par
    value $.10 per share,
    574,300 shares issued,
    474,925 shares
    outstanding                             57,430          57,430
  Retained earnings                      1,396,852       1,433,138
                                        __________      __________
                                         1,708,114       1,744,400
Treasury Stock at cost                     (97,063)       ( 97,063)
                                        __________      __________
  Total Stockholders' Equity             1,611,051       1,647,337
                                        __________      __________
  Total Liabilities and
  Stockholders' Equity                  $1,773,559      $1,977,787
                                        ==========      ==========


See accompanying accountant's report and notes to the financial statements.

                    CUNNINGHAM NATURAL GAS CORPORATION
                           STATEMENTS OF INCOME
                            FOR THE YEARS ENDED
                     DECEMBER 31, 1998, 1997 AND 1996

                            1998         1997         1996
Sales
  Gas sales              $ 235,940    $ 242,034    $ 340,748
  Oil sales                 27,009       32,788       28,925
  Royalties received           735        2,605        3,762
  Royalties paid          ( 34,799)    ( 36,305)    ( 49,198)
                         _________    _________    _________
     Net Sales             228,885      241,122      324,237
                         _________    _________    _________
Development and
  Production Expense       227,988      233,008      176,284
                         _________   __________    _________
General and
  Administrative Expense   218,671      196,449      245,655
                         _________   __________    _________
  Loss from Operations    (217,774)    (188,335)    ( 97,702)
                         _________   __________    _________
Other Income
  Gain on sale of stock     29,352      348,799            0
  Gain on disposition of
     assets                 92,560            0            0
  Miscellaneous income           0       14,624            0
  Dividend income              717        3,631       46,155
  Interest income           66,255       70,489       19,984
                         _________   __________    _________
     Total Other Income    188,884      437,543       66,139
                         _________   __________    _________

Income (Loss) Before
    Provision for Taxes   ( 28,890)     249,208     ( 31,563)
                         _________   __________    _________

Provision for Taxes
  Federal income tax             0       46,282     ( 46,282)
  NYS corporate tax            125          151     ( 35,893)
  PA corporate tax           7,271        9,809       26,765
                         _________   __________    _________
     Total Provision
       for Taxes             7,396       56,242     ( 55,410)
                         _________   __________    _________

Net Income (Loss)        $( 36,286)   $ 192,966    $  23,847
                         =========   ==========    =========
Per Common Share Data
     Earnings (Loss) Per
       Common Share      $(   0.08)   $    0.41    $    0.05
                         =========    =========    =========
     Weighted Ave
       Common Shares
       Outstanding         474,925      474,925      474,925
                         =========    =========    =========

See accompanying accountant's report and notes to the financial statements.

                                 CUNNINGHAM NATURAL GAS CORPORATION
                            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                         FOR THE YEARS ENDED
                                  DECEMBER 31, 1998, 1997 AND 1996
                                             1998           1997          1996
Stock Issued
  Preferred Class "A", par value $1
    per share 253,832 shares issued,
    232,426 shares outstanding               $  253,832     $  253,832    $  253,832
                                             __________     __________    __________
  Balance at end of year - 253,832 shares    $  253,832     $  253,832    $  253,832
                                             __________     __________    __________
Common Class "B", par value $.10 per
  share 574,300 shares issued, 474,925
  shares outstanding                         $   57,430     $   57,430    $   57,430
                                             __________     __________    __________
  Balance at end of year - 574,300
    shares                                   $   57,430     $   57,430    $   57,430
                                             __________     __________    __________
Retained Earnings
  Retained Earnings, Beginning               $1,433,138     $1,240,172    $1,216,325

    Net Income (Loss)                           (36,286)       192,966        23,847
                                             __________     __________    __________

  Retained Earnings, Ending                  $1,396,852     $1,433,138    $1,240,172
                                             __________     __________    __________

Unrealized Appreciation of Marketable Securities

  Balance at beginning of year               $        0     $  330,181    $  184,522

  Increase in appreciation                        -             18,618       145,659

  Decrease due to sale of marketable
    securities                                    -           (348,799)            -
                                             __________     __________    __________
  Balance at end of year                     $        0     $        0    $  330,181
                                             __________     __________    __________


                                               - 57 -

Treasury Stock

  Balance at beginning of year - at cost     $   97,063     $   97,063    $   97,063
    Class "A" - 21,406 shares,
    Class "B" - 99,375 shares                __________     __________    _________

    Balance at end of year - at cost         $   97,063     $   97,063    $   97,063
                                             __________     __________    __________
Total Stockholders' Equity                   $1,611,051     $1,647,337    $1,784,552
                                             ==========     ==========    ==========



             See accompanying accountant's report and notes to the financial statements.



                    CUNNINGHAM NATURAL GAS CORPORATION
                          STATEMENT OF CASH FLOWS
                            FOR THE YEARS ENDED
                     DECEMBER 31, 1998, 1997 AND 1996

                                           1998        1997        1996
Cash Flows from Operating Activities:
  Net Income (Loss)                     $ (36,286) $  192,966   $  23,847

Adjustments to reconcile net income
to net cash provided by operations
  Loss (gain) on sale of stock            (29,352)   (348,799)        -
  Loss (gain) on disposition of assets    (92,560)         -          -
  Depreciation                             18,764      13,040       6,947
    Decrease (Increase) Accounts
     receivable                            (5,369)     (2,905)     16,295
    Decrease (Increase) Escrow Payment    (90,266)    (63,715)          -
    Decrease (Increase) Due from former
      officer                                   0     115,514    (171,514)
    Decrease (Increase) Prepaid expense     9,261      61,830      (7,552)
    Decrease (Increase) Deferred tax asset
      (net of allowance)                        0      46,282     (46,282)
    Increase (Decrease) Accounts payable  (16,979)      4,079      (2,519)
    Increase (Decrease) Accrued expenses     (963)      3,918          33
    Increase (Decrease) Accrued environmental
       liability                         (150,000)          -           -
    Increase (Decrease) Accrued deferred
      compensation                              -           -    (175,000)

    Increase (Decrease) Escrow deposit
      payable                                   -           -      51,742


    Net Cash Provided (Used) by Operating_________     ______   __________
    Activities                           (393,750)     22,210    (304,003)
                                        __________     ______   __________

Cash Flows from Investing Activities:
  Proceeds from sale of equity securities  29,352     793,158      75,000

  Purchase of equity securities                 -           -      (4,566)
  Proceeds from sale of fixed assets       92,560           -           -

  Purchase of fixed assets                      -     (64,262)          -
                                        __________     ______   __________

    Net Cash Provided by Investing
    Activities                            121,912     728,896      70,434
                                        __________    _______   __________
  Net Increase (Decrease)
    in Cash and Cash Equivalents         (271,838)    751,106    (233,569)

  Cash and Cash Equivalents
    Beginning of Year                   1,759,649   1,008,543   1,242,112
                                        _________   _________   _________
  Cash and Cash Equivalents
    End of Year                        $1,487,811  $1,759,649  $1,008,543
                                       ==========  ==========  ==========

               CUNNINGHAM NATURAL GAS CORPORATION
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cunningham Natural Gas Corporation (the "Company" or "Cunningham") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the financial statements.

Nature of Operations
The Company engages in gas production in Allegany County in southwest New York. The primary purchaser of Cunningham's natural gas production is North Penn Gas Company. Prior to the sale of the oil properties during 1998, the Company engaged in oil production in McKean County in northwest Pennsylvania. American Refining Group was the primary purchaser of the Company's oil production.

Reclassification
Certain prior year amounts have been reclassified to conform with current year presentation.

Revenues and expenses
The Company uses the accrual basis for the preparation of financial statements in accordance with GAAP. This method of recording transactions recognizes revenues and expenses in the accounts in the period in which they are considered to have been earned and incurred, respectively, whether or not such transactions have been finally settled by the receipt of payment of cash or its equivalent.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property, plant & equipment is stated at cost. Depreciation expense is computed using the double-declining balance method and amounted to $18,764, $13,040 and $6,947 for 1998, 1997 and 1996,
respectively. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per Common Share
Earnings per common share are calculated using the weighted average number of shares outstanding during each calendar year.

NOTE 2 - MARKETABLE SECURITIES
Equity securities sold:        1998       1997            1996
Sales proceeds              $ 29,352   $ 793,158      $   75,000
Cost                               0    (444,359)        (75,000)
                            ____________________________________
Realized gain               $ 29,352   $ 348,799      $        0
                            ====================================

The cost of equity securities sold has been calculated based upon the average cost method included as a component of stockholders' equity.

NOTE 3 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                               1998           1997
   Land                     $   1,495     $    1,495
   Machinery and Equipment    172,852        194,876
   Vehicles                   105,367        118,736
   Oil & Gas leases           336,437        336,437
                            ________________________

                              616,151        651,544
   Accumulated depreciation
     and amortization        (570,669)      (587,298)
                            ________________________
   Total                    $  45,482     $   64,246
                            ========================

NOTE 4 - ESCROW DEPOSIT PAYABLE

The escrow deposit payable represents royalties held by the Company which is due to an estate which has not yet been located. The Company is pursuing all avenues to locate the estate, and will forward the balance immediately upon proper verification.

NOTE 5 - INCOME TAXES

The provision for federal income taxes consists of the following:

                         1998       1997       1996
   Current taxes        $   0    $     0   $      0
   Deferred taxes       $   0     46,282    (46,282)
                        ____________________________
   Total federal tax    $   0    $46,282   $(46,282)
                        ============================

The Company has net operating loss carryforwards amounting to $224,290 available to offset taxable income in the future. If not used, the carryforwards will expire as follows:

               2011           $   171,263
               2013                53,027
                              ___________
                              $   224,290
                              ===========

New York State Franchise Taxes

As the result of an audit completed by the New York State Department of Taxation and Finance on March 11, 1997, the Company was found to have overpaid New York State franchise tax for the years 1993-1995. As a result of the overpayments, the Company has recorded a negative ($35,893) New York State corporation tax expense for 1996.

Pennsylvania Corporate Taxes

The Company has Pennsylvania net operating loss carryforwards amounting to $201,421 available to offset taxable income in the future. If not used, the carryforwards will expire as follows:

               1999           $   153,342
               2001                45,631
                              ___________
                              $   198,973
                              ===========

NOTE 6 - STATEMENT OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year
for:                     1998     1997        1996
   Income taxes         $8,543    $125        $  0

NOTE 7 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company sells virtually all of its natural gas production under a contract with North Penn Gas Company. This concentration makes the Company vulnerable to the risk of a near-term severe impact. Prior to December 4, 1998, virtually all of the Company's oil production was sold to American Refining Group at the prevailing market price. The oil properties were sold on December 4, 1998.

NOTE 8 - SUPPLEMENTARY INFORMATION FOR OIL AND GAS PRODUCING
ACTIVITIES

                                1998         1997
Capitalized lease costs
  subject to Amortization   $  336,437      $ 336,437
Less-Accumulated
  Amortization                (336,437)      (336,437)
                            __________      _________
                            $        0      $       0
                            ==========      =========

The capitalized lease costs are included as a part of property and equipment. The Company's oil and natural gas wells are located in northwest Pennsylvania and southwest New York State. The Company owns one major natural gas well, and numerous stripper oil wells. Due to the small size of the Company, geologists and engineers have not been engaged to do a study of the estimated proved oil and natural gas reserves. Such estimates are inherently imprecise and may be subject to substantial revisions as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions.

NOTE 9 - PAYMENTS TO SUPPLY CORPORATION

As a condition of the sale as described in Note 13, the Company is required to deliver 50% of its net operating revenue from its gas wells to an escrow agent. When the transaction closes, Supply Corporation will receive the escrowed funds. The escrow agreement became effective May 1, 1997, and payments made to this account amounted to $90,266 and $63,715 for 1998 and 1997, respectively.

NOTE 10 - TREASURY STOCK

Treasury stock is recorded at cost when acquired. Between 1987 and 1993, the Company acquired 21,406 shares of Class "A" preferred stock and 99,375 shares of Class "B" common stock for a total cost in the amount of $97,063.

NOTE 11 - PREFERRED STOCK

The Company has cumulative preferred stock dividend arrearages at the rate of $.06 per share since the incorporation date of 7/7/31. During the time period of 1987-1993, the Company reacquired 21,406 shares of preferred stock as treasury stock.
Therefore, cumulative dividends in arrears have been calculated as follows:

   Number of preferred shares originally issued        253,832
   Number of preferred shares purchased
     as treasury shares                                (21,406)
                                                       _______
   Preferred shares outstanding                        232,426
                                                       =======

Cumulative preferred dividends at:

                   # years    Dividend rate

     12/31/96        65.5         0.06      $  913,434
                                            ==========
     12/31/97        66.5         0.06      $  927,380
                                            ==========
     12/31/98        67.5         0.06      $  941,325
                                            ==========

Pursuant to the Asset Purchase and Reorganization Agreement, dated October 8, 1997 (the "Agreement") (see Note 13), Supply Corporation and Cunningham will enter into a Post Closing Escrow Agreement (the "Post Closing Escrow Agreement") and Cunningham will transfer a number of Shares of National Fuel Gas Company Common Stock, par value $1.00 per share, (the "Shares" or the "National Common Stock") having a fair market value equal to $500,000 as of the Closing (the "Escrow Shares") to an escrow agent for the purpose of securing its obligation to indemnify Supply Corporation for any material breach of the representations and warranties made by Cunningham to Supply Corporation in the Agreement. Subject to this transfer, (A) each holder of Cunningham Preferred Stock will receive in exchange for each share of Cunningham Preferred Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of (i) the liquidation dividend to be paid to such holder in the amount of six cents ($.06) per share/per year for the period from 1933 to the present, (ii) $1.00 per share and
(iii) the pro rata amount of National Common Stock remaining after the payment of $1.00 per share to the holders of the Cunningham Common Stock, as described below, such remainder to be divided equally among the Shareholders on a per share basis; and
(B) each holder of Cunningham Common Stock will receive in exchange for each share of Cunningham Common Stock held by such holder, that number of shares of National Common Stock with a value equal to the sum of (y) $1.00 per share and (z) the pro rata amount of National Common Stock remaining after the payment of the liquidation dividends to be paid to the holders of Cunningham Preferred Stock, as described above, and the additional payment to the holders of the Cunningham Preferred Stock of that number of shares of National Common Stock with a value equal to $1.00 per share, such remainder to be divided equally among the Shareholders on a per share basis. The total amount of dividends to be paid to the holders of the Cunningham Preferred Stock is currently estimated to be $941,325. The dividends will be paid in shares of National Common Stock as noted above. The number of shares of National Common Stock that each shareholder will receive at liquidation (the "Liquidation") will be reduced by the Shareholder's pro rata interest in the Escrow Shares.

          Any Escrow Shares remaining in the escrow account after a minimum of twelve (12) months or a maximum of four years and eleven months after the Closing, will be distributed to the Shareholders on a pro rata basis. There can be no assurances that a claim will not be made or an award will not be granted against the Escrow Shares or, if an award is granted, the dollar amount of any such award. Accordingly, at this time it is not possible to estimate the number of Escrow Shares, if any, that may be remaining and available for distribution to the Shareholders at the conclusion of this period.

          If all of the Shareholders are not located ("Unlocated Shareholders") at the time of the Closing, the Shares (including Escrow Shares) that are attributable to Unlocated Shareholders will be delivered to the Escrow Agent. Cunningham has agreed to seek, within twenty (20) days after the Closing, an order from the Supreme Court of the State of New York, County of Erie ("Court"), directing Cunningham to give notice to the New York State Attorney General to show cause why an order should not be entered allocating the interest in the Shares of the Unlocated Shareholders to those Shareholders who have been located. Such Shares will be allocated pursuant to a final, non-appealable order ("Order") of the Court and distributed as provided in such Order and consistent with the terms of the Post-Closing Escrow Agreement.

          The Shares of Unlocated Shareholders may be subject to claims by the State of New York under Article V of the New York Abandoned Property Law and certain sections of the New York Business Corporation Laws. It is possible that the abandoned property laws of other states might apply where the last known addresses of Unlocated Shareholders are in such states. However, the large majority of last known addresses are in New York. Accordingly, there can be no assurance that any Shares attributable to Unlocated Shareholders will be distributed pursuant to the Order to Shareholders who have been located.

NOTE 12 - ENVIRONMENTAL REMEDIATION

The Company is subject to various federal and state local laws and regulations relating to the protection of the environment. The Company has established procedures for the on-going evaluation of its operations to identify potential environmental exposures and assure compliance with regulatory policies and procedures.

Approximately ninety-five oil wells are located on the McKean County properties. At December 31, 1997 and 1996, the Company had accrued $150,000 to defray the cost of plugging wells to comply with regulations of Pennsylvania's Department of Environmental Resources. As of December 31, 1998, the Company has completed the plugging of all abandoned and non-producing oil wells on its McKean County properties to remove the environmental liability. The properties were sold on December 4, 1998.

NOTE 13 - SALE OF ASSETS TO SUPPLY CORPORATION

          Supply Corporation and Cunningham entered into the Agreement in settlement of the Action, entitled "National Fuel Gas Supply Corporation v. Cunningham Natural Gas Corporation," in which Supply Corporation and Cunningham are litigants. The Action is currently pending in the Supreme Court of the State of

New York, County of Erie (the "Court").  In the Action, Supply
Corporation seeks to recover damages in connection with a certain gas well operated by Cunningham.

          The Action was commenced on January 6, 1995, by Supply Corporation to recover damages from Cunningham for Cunningham's alleged conversion of natural gas from Supply Corporation's underground natural gas storage facility (known as the "Beech Hill Facility") located in Allegany County, New York. Supply Corporation alleged that in 1980, following the creation of the Beech Hill Facility by Supply Corporation's predecessor, production increased at two Cunningham wells, one in Willing Township, Allegany County, New York (the "Maxwell Well") and the second in Genesee Township, Potter County, Pennsylvania (the "Roach Well", together the "Cunningham Wells"), and that the source of the increased production was natural gas which had migrated from the Beech Hill Facility. Supply Corporation alleged that Cunningham had been illegally converting and selling such gas from the Cunningham Wells and sought to enjoin Cunningham from continuing to convert this gas and to recover damages in excess of $5,000,000 together with interest thereon and the costs and disbursements related to the Action, among other things.

          A motion for preliminary injunction was filed by Supply Corporation in November 1995 and denied by the Court on April 29, 1996. The Court supervised extensive discovery and discussions between the parties from April 29, 1996 to the present to facilitate a settlement without further court proceedings. A settlement agreement was reached pursuant to which Supply Corporation is to acquire substantially all of the assets of Cunningham, including its lease and right to operate the Cunningham Wells. The settlement agreement was incorporated into the Agreement, which was executed by both parties on October 8, 1997 following considerable negotiations, supervised by the Court. Satisfaction of all conditions of the Agreement will continue to be monitored by the Court until the closing of the reorganization under the terms of the Agreement. Pursuant to the Agreement, Supply Corporation will purchase substantially all of the assets of Cunningham in exchange for Shares of National Common Stock. Pursuant to a plan of liquidation, Cunningham will be liquidated following the distribution of the National Common Stock to the Shareholders of Cunningham in exchange for all outstanding shares of Cunningham Stock held by a Shareholder and following the sale of Cunningham's remaining assets.

          Pursuant to the Agreement, National intends to acquire substantially all of the assets of Cunningham in exchange for Shares of National Common Stock in a manner intended to qualify as a tax-free reorganization.

          The number of Shares to be issued by National and exchanged by Supply Corporation for the assets to be exchanged pursuant to the Agreement is currently estimated to be 72,948 Shares. The aggregate number of Shares ultimately issued will have a value, as of the end of the last business day immediately preceding the closing date, (the "Valuation Date") equal to the sum of: (i) Cunningham's cash and cash equivalents except an amount not to exceed $300,000 retained by Cunningham to pay deferred compensation obligations predating the Agreement,
(ii) the value as of the Valuation Date of any securities owned by Cunningham, (iii) the unpaid balance of all receivables due from North Penn Gas Company as of the Valuation Date,
(iv) $465,019, the fair market value of certain real property consisting of approximately 640 acres of timber property owned by Cunningham the value of which was determined by appraisals conducted by independent appraisers and (v) $950,000.


                    CUNNINGHAM NATURAL GAS CORPORATION
                          SUPPLEMENTAL SCHEDULE I
                            FOR THE YEARS ENDED
                     DECEMBER 31, 1998, 1997 AND 1996


                                1998       1997        1996

Development and Production
Expense
  Wages                       $ 82,370   $ 88,704    $ 72,408
  Lease and supplies
    expense                     48,074     44,037      47,083
  Insurance expense             27,961     16,921      31,992
  Truck & tractor
    expense                     13,083     10,745      13,794
  Property taxes                25,623     32,982      15,759
  Payroll taxes                  8,419      7,926       8,000
  Depreciation                  18,764     13,040       6,947
  Brine treatment                2,819      2,090           0
  Oil well plugging             (4,339)         0           0
  Vehicle                        5,214     16,563       7,578
  Reimbursement of
    production expenses              0          0     (27,277)
                              ________   ________    ________
Total Development and
Production Expense            $227,988   $233,008    $176,284
                              ========   ========    ========

General and Administrative Expense
  Officer salaries            $      0   $      0    $ 86,703
  Director fees and
    expenses                    11,878     23,469      28,172
  Consulting                    26,647     52,589      21,636
  Legal and accounting         161,537    106,454      65,074
  Payroll taxes                      0          0      18,915
  Office expenses               10,069     12,908      25,155
  Miscellaneous                  8,540      1,029           0
                              ________   ________    ________
Total General and
Administrative Expense        $218,671   $196,449    $245,655
                              ========   ========    ========

                                             Exhibit D-1


Internal Revenue Service           Department of the Treasury

Index Number:  368.03-00           Washington, DC  20224

Mark Glesk, President              Person to Contact:
Cunningham Natural Gas             Reginald Mombrun
  Corporation                      Telephone Number:
165 Kennedy Street                 (202) 622-7750
Bradford, PA  16701                Refer Reply To:
                                   CC:DOM:CORP:1 PLR-103118-98
                                   Date:
John R. Pustulka                   JAN 12  1999
  Vice President
National Fuel Gas Supply
  Corporation
10 Lafayette Square
Buffalo, NY  14203


Acquiring                     =    National Fuel Gas Company
                                   EIN: 13-1086010

Acquiring Subsidiary          =    National Fuel Gas Supply
                                     Corporation
                                   EIN:  25-0850705

Target                        =    Cunningham Natural Gas
                                     Corporation
                                   EIN:  25-2428790

State A                       =    New York

State B                       =    Pennsylvania

State C                       =    New Jersey

Business                      =    Operation of natural gas wells

X                             =    69

Gentlemen:

     This letter is in response to the request, dated February 3, 1998, for rulings pursuant to section 368(a)(1)(C) of the Internal Revenue Code on behalf of the above-captioned taxpayers. Additional information with respect to the proposed transaction was submitted in letters dated November 3 and 10, 1998, and January 7 and 8, 1999. The information submitted for our consideration is summarized as follows.

     Target is a State A corporation that is engaged in Business. Target is also authorized to operate under the laws of State B. Target uses the accrual method of accounting and files its tax returns on a calendar basis. Target has two classes of voting stock, Class A and Class B, that are issued and outstanding. The Target stock is widely held but it is not publicly traded.

     Acquiring is a State B corporation which is authorized to operate in State A. The stock of Acquiring is widely held and publicly traded. Acquiring is an accrual method taxpayer and it files its returns on a fiscal year ending September 30. Acquiring Subsidiary, a wholly-owned subsidiary of Acquiring, is also engaged in Business and operates under the laws of State C. Acquiring Subsidiary uses the accrual method of accounting.

     Target and Acquiring are opposing litigants in a civil action in which Acquiring is attempting to recover damages from Target in connection with an operation conducted by Target. In settlement of this cause of action, both parties have entered into a Purchase and Reorganization Agreement, pursuant to which substantially all of the assets of Target will be transferred to Acquiring Subsidiary solely in exchange for shares of Acquiring voting stock. Certain nominal assets will be retained by Target to be sold, the proceeds of which will be used solely to pay any outstanding Target liabilities at the date of the transaction. Any cash remaining after the payment of these liabilities will be transferred to Acquiring Subsidiary as part of the transaction.

     The parties have entered into a Pre-Closing Escrow Agreement whereby, prior to the proposed transaction and as part of the settlement, Target has put and will continue to put 50 percent of its Business operating revenues into an escrow for distribution to Acquiring upon consummation of the proposed transaction.

     Following the transfer of the Acquiring stock to Target, Target presently anticipates that it will be able to transfer only approximately X percent of the stock received to its shareholders because the shareholders owning the balance of the outstanding Target stock may not have been located. Pursuant to a State A Court Order, the shares of the voting stock of Acquiring attributable to unlocated Target shareholders will be held by a Guardian Ad Litem who will conduct searches and publish notices of the transaction. After 12 months from the date of the transaction, the Acquiring shares attributable to the then unlocated shareholders will be allocated among the known Target shareholders pursuant to a final State A Court Order.

     Target and Acquiring have also entered into a Post-Closing Escrow Agreement to secure Target's indemnification obligation in the proposed transaction. Under the Escrow Agreement, Acquiring stock with a value of $500,000 will be delivered to the Escrow Agent to be held for a 12-month period following the transaction. During this period dividends and voting rights on the escrowed shares will be in the known Target shareholders. To the extent unlocated shareholders are located the shares held in escrow will be reissued in their names and they also will be entitled to the dividends and voting rights on the escrowed stock.

     The following representations have been made by Target and Acquiring with respect to the proposed transaction:

(a) The fair market value of Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

(b) There is no plan or intention by Acquiring or Acquiring Subsidiary or any person (as defined in Section 1.368-1(e)(3)) related to either Acquiring or Acquiring Subsidiary to acquire or redeem any of the Acquiring stock issued in the proposed transaction either directly or through any transaction, agreement or arrangement with any other person.

(c) During the five-year period ending on the date of the proposed transaction neither Target nor any person related to Target (as defined in Section 1.368-1(c)(3) without any regard to Section 1.368-1(e)(3)(A)) will have directly or through any transaction, agreement or arrangement with any other person, (a) acquired stock of Target with consideration other than shares of Acquiring or Target stock (except for shares of Target stock acquired by Target from dissenters in the transaction); or (b) redeemed or made distribution with respect to Target stock.

(d) Prior to the transaction neither Acquiring, Acquiring Subsidiary nor any person (as defined in Section 1.368-1(e)(3)(A)) related to Acquiring or Acquiring Subsidiary will have acquired directly or through any transaction, agreement or arrangement with any other person, stock of Target with consideration other that shares of Acquiring stock.

(e) Acquiring Subsidiary will acquire at least 90 percent of the fair market value of the net assets and at least seventy percent of the fair market value of the gross assets held by Target immediately prior to the transaction. For purposes of this representation, amounts paid by Target shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the transaction.

(f) Acquiring has no plan or intention to reacquire any of the Acquiring stock issued in the transaction.

(g) Acquiring Subsidiary has no plan or intention to sell or otherwise dispose of the assets of Target acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C).

(h) Target will distribute the stock, securities and other property it receives in the transaction, in pursuance of the plan of reorganization.

(i) Acquiring Subsidiary is not assuming any liabilities of Target and none of the assets being acquired by Acquiring
     Subsidiary are subject to any liability.

(j) Following the transaction, Acquiring Subsidiary will continue the historic business of Target or use a significant portion of Target's historic business assets in a business.

(k) Acquiring Subsidiary, Target and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the transaction.

(l) There is no inter-corporate indebtedness existing between Acquiring Subsidiary and Target that was issued, acquired or will be settled at a discount.

(m) No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).

(n)  Target is not under the jurisdiction of a court in a title
     11 or similar case within the meaning of Section
     368(a)(3)(A).

     With respect to the Post-Closing Escrow Agreement, the following representations have been made:

(o) All of the stock to be issued in the reorganization will be issued within five years from the date of the transfer of Target's assets to Acquiring Subsidiary for Acquiring stock.

(p) There is a valid business reason for not issuing all of the stock at the time of the reorganization, that is, to secure
     Target's indemnification obligation to Acquiring Subsidiary.

(q) The maximum number of shares to be issued to Target shareholders is established by the purchase price formula.

(r) At least fifty percent of the maximum number of shares of each class of stock that may eventually be issued will be issued at the time of the transfer of Target's assets to Acquiring Subsidiary.

(s) The triggering event for the release of shares from escrow or the issuance of additional shares is not an event the occurrence or nonoccurrence of which is within the control of Target's shareholders and is not based on the determination of a federal income tax liability related to the reorganization.

(t) The formula for calculating the number of Acquiring shares to be released from the escrow is objective and readily ascertainable.

(u) With respect to the escrow arrangements, any escrowed Acquiring stock will be legally outstanding and shown as such on Acquiring's shareholder records and financial statements. To the extent that the former Target shareholders are identified and known at the date of the closing of the transaction in issue, the dividends and voting rights on their respective shares will rest with the former Target shareholders. The escrowed shares will not be subject to restrictions that require their return to Acquiring Subsidiary and/or Acquiring because of death, retirement or similar events with respect to former Target shareholders.

     Based solely on the information and representations submitted, we rule as follows:

(1) The acquisition by Acquiring Subsidiary of substantially all of the assets of Target in exchange solely for Acquiring voting common stock, as described above, will qualify as a tax-free reorganization under Section 368(a)(1)(C).

(2) Acquiring, Acquiring Subsidiary and Target will each be "a party to a reorganization" within the meaning of Section
     368(b).

(3) No gain or loss will be recognized by the shareholders of Target upon the receipt of Acquiring common stock in exchange for their Target stock under Section 354(a)(1).

(4) The basis of the shares of Acquiring voting common stock received by the Target shareholders in exchange for their Target voting stock will be the same as the basis of the Target voting stock surrendered in exchange therefor under
     Section 358(a)(1).

(5) No gain or loss will be recognized by Target by reason of its transfer of substantially all of its assets to Acquiring
     Subsidiary in exchange for Acquiring voting common stock pursuant to Section 361(a).

(6)  No gain or loss will be recognized by Acquiring or Acquiring
     Subsidiary upon Acquiring Subsidiary's receipt of substantially all of the assets of Target in exchange for shares of Acquiring voting common stock under Section 1032.

(7) The basis of the assets of Target in the hands of Acquiring Subsidiary will be, in each instance, the same as the basis of those assets in the hands of Target immediately prior to the proposed transaction in accord with Section 362(b).

(8) The holding period of Target's assets in the hands of Acquiring Subsidiary will include the period during which the assets were held by Target as provided in Section
     1223(2).

(9) The holding period of the Acquiring voting stock received by the Target shareholders will include the holding period during which the Target common stock surrendered in exchange therefor was held, provided that such stock is held as a capital asset in the hands of the Target shareholders on the date of the exchange under Section 1223(1).

(10) The issuance of Acquiring stock by Acquiring Subsidiary in exchange for substantially all the assets of Target will not result in gain or loss recognition to Acquiring or Acquiring
     Subsidiary under Section 361(c).

          No opinion is expressed about the federal income tax treatment of the proposed transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects, resulting from, the proposed transaction that are not specifically covered by the above rulings. In particular, opinion is reserved as to the federal income tax treatment to the located shareholders of Target of the distribution of any additional shares of Acquiring stock, attributable to unlocated Target shareholders by reason of a State A Court Order or otherwise. A determination of the appropriate tax treatment to these Target shareholders will be made by the appropriate District Directors' office upon audit of the federal income tax returns in which the proposed transaction is reported.

     This ruling is directed only to the taxpayer who requested it. Section 6110(j)(3) provides that it may not be used or cited as precedent.

     Each affected taxpayer should attach a copy of this letter to the federal income tax return for the taxable year in which the proposed transaction covered by this ruling letter is consummated.

     In accordance with the powers of attorney on file in this office, we have sent copies of this letter to the authorized representatives.

                              Sincerely Yours,

                              Assistant Chief Counsel
                              (Corporate)



                              By:  /s/ Howard W. Staiman
                                 __________________________
                                   Howard W. Staiman
                                   Assistant to the Chief,
                                   Branch 1

                                                  Exhibit F-1
STRYKER,
TAMS & DILL LLP                             Two Penn Plaza East
                                       Newark, New Jersey 07105
                                                 (973) 491-9500
                                             FAX (973) 491-9692

                                         One World Trade Center
                                                     Suite 7967
                                       New York, New York 10048
                                                 (212) 432-9180

                                        Please Reply to: Newark


                          April 1, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C.  20549

     Re:  National Fuel Gas Company
          National Fuel Gas Supply Corporation
          Application-Declaration on Form U-1
          File No. 70-9175

Ladies and Gentlemen:

     This opinion relates to the joint application-declaration, filed on or about February 11, 1998, as amended (as amended, the "Application-Declaration"), by National Fuel Gas Company ("National") and its wholly-owned subsidiary, National Fuel Gas Supply Corporation ("Supply"), under the Public Utility Holding Company Act of 1935, as amended.

     The Application-Declaration seeks authorization for the acquisition by Supply of substantially all of the assets (the "Acquired Assets") of Cunningham Natural Gas Corporation, a New York corporation ("Cunningham"), in exchange for shares of National common stock, $1.00 par value per share (the "Shares"), and the common stock purchase rights (the "Rights") appurtenant thereto. The Shares (and related Rights) will be issued and sold by National to Supply for an aggregate consideration equal to aggregate value of the Acquired Assets (the "Asset Value"); and the number of shares (and related Rights) to be so issued and sold will be equal to the quotient of (i) the Asset Value divided by (ii) the per share, market value of the Shares as of the end of the last business day immediately preceding the closing. Supply will then assign and deliver the Shares to Cunningham in exchange for the Acquired Assets.

     Based upon the foregoing and subject to the assumptions and qualifications hereinafter set forth, we are of the opinion that:

     1. National is a corporation duly incorporated and validly existing under the laws of the State of New Jersey.

Securities and Exchange Commission
April 1, 1999
Page 2


     2. If (i) the proposed transactions are approved by the Board of Directors of Supply and consummated in accordance with the Application-Declaration and the orders or orders of the Securities and Exchange Commission (the "Commission") thereon, the terms and conditions of that certain Asset Purchase and Reorganization Agreement, dated as of October 8, 1997 (the "Purchase Agreement"), between Cunningham and Supply, and, in the case of the contemplated borrowings by Supply from the National money pool arrangement in order to fund its acquisition of the Shares, the order of the Commission dated March 20, 1998 (HCAR No. 26847; File No. 9153) and the Money Pool Agreement, dated as of March 23, 1998, entered into pursuant thereto, (ii) the instruments of transfer referenced in the Purchase Agreement are duly executed and delivered by Cunningham, and (iii) the certificates representing the Shares are duly executed, countersigned, registered and delivered, and the consideration therefor is received, by National:

          A. All laws of the State of New Jersey applicable to the proposed transactions will have been complied with;

          B. The Shares issued and sold by National to Supply, and assigned and delivered by Supply to Cunningham in exchange for the Acquired Assets, will be legally and validly issued, fully paid and non-assessable, and the holder or holders of the Shares so issued, sold, assigned and delivered will be entitled to the rights and privileges pertaining thereto, as set forth in the Restated Certificate of Incorporation of National, as amended;

          C. The Rights appurtenant to the Shares will be legally issued and will be entitled to the rights and privileges, and subject to the limitations, pertaining thereto, as set forth in that certain Rights Agreement, dated as of June 12, 1996 (the "Rights Agreement"), between National and Marine Midland Bank; and

          D. The legal rights of the holders of any securities heretofore issued by National will not have been violated.

          The opinion expressed in paragraph 2(C) hereof is limited to the valid issuance of the Rights under the corporation laws of the State of New Jersey. In this connection, we have not been asked to express and, therefore, do not express any opinion herein concerning (a) any other aspect of the Rights, (b) the effect of equitable principles or fiduciary considerations relating to the adoption of the Rights Agreement or to the issuance of the Rights, or (c) the enforceability of any particular provision of the Rights Agreement.

     In rendering the opinions expressed in paragraphs 2(B) and 2(D) hereof, we have assumed that the issuance and sale of the

Securities and Exchange Commission
April 1, 1999
Page 3


Shares to Supply will be in compliance with the restrictions set forth in Section 6.07 of the Indenture, dated October 15, 1974, between National and The Bank of New York (formerly Irving Trust Company), as supplemented, relating to the purchase of National capital stock by National subsidiaries. In so assuming, we have relied upon the representations set forth in the letter of Ronald
J. Tanski, Esq., Vice President and Controller of National Fuel Gas Distribution Corporation, dated the date hereof, a copy of which is attached hereto as Annex 1.

     We express no opinion concerning the applicability of state securities or "blue sky" laws to the issuance and sale of the Shares by National or to the distribution thereof by Supply, as contemplated in the Purchase Agreement.

     We consent to the use of this opinion as an exhibit to the Application-Declaration.

                              Very truly yours,

                              /s/ Stryker, Tams & Dill LLP

                              STRYKER, TAMS & DILL LLP

CHF:lr
Attachment

                                                  Annex 1

NATIONAL FUEL
____________________________________________________________
Ronald J. Tanski
Vice President and Controller

                              April 1, 1999



Stryker, Tams & Dill LLP
Two Penn Plaza East
Newark, New Jersey  07105

Attention:  Charles H. Friedrich III, Esq.

   Re:   Form U-1 Application-Declaration (File No. 70-9175)
         National Fuel Gas Company ("National")
         National Fuel Gas Supply Corporation ("Supply")

Dear Mr. Friedrich:

     In connection with the above-referenced Application-
Declaration on Form U-1, filed with the Securities and Exchange
Commission, we confirm the following:

     1) The capital stock of National issued and outstanding on the date of this letter consists solely of common stock.

     2) Stryker, Tams & Dill LLP has participated in obtaining the authorization for the issuance of all outstanding debentures of National.

     3) Stryker, Tams & Dill LLP has participated in obtaining the authorizations for the issuance by National of all commercial paper, short-term notes, and/or long-term notes outstanding at the date of this letter.

     4) National will not issue and sell its common stock, $1.00 par value per share, to Supply in connection with the transactions contemplated by the above-referenced Application-Declaration, except in compliance with Section 6.07 of the Indenture, dated as of October 15, 1974, from National to The Bank of New York (formerly Irving Trust Company), as Trustee, as amended and supplemented to date.

                              Very truly yours,


                              /s/ Ronald J. Tanski

                                             Exhibit F-2




                                   March 22, 1999




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  National Fuel Gas Company
          National Fuel Gas Supply Corporation
          Form U-1 Application-Declaration
          File No. 70-9175

Ladies and Gentlemen:

     This opinion relates to the joint application-declaration, filed on February 10, 1998, as amended (the "Application-Declaration"), by National Fuel Gas Company ("National") and its wholly-owned subsidiary, National Fuel Gas Supply Corporation ("Supply"), under the Public Utility Holding Company Act of 1935, as amended. The Application-Declaration seeks authorization for the acquisition by Supply of substantially all of the assets (the "Acquired Assets") of Cunningham Natural Gas Corporation, a New York corporation ("Cunningham"), in exchange for shares of National common stock, $1.00 par value per share (the "Shares"), and the common stock purchase rights (the "Rights") appurtenant thereto. The Shares (and related Rights) will be issued and sold by National to Supply for an aggregate consideration equal to the aggregate value of the Acquired Assets (the "Asset Value"); and the number of Shares (and related Rights) to be so issued and sold will be equal to the quotient of (i) the Asset Value, divided by (ii) the per share, market value of the Shares as of the end of the last business day immediately preceding the closing. Supply will then assign and deliver the Shares to Cunningham in exchange for the Acquired Assets.

     Based upon the foregoing and subject to the qualifications and assumptions hereinafter specified, I am of the opinion that:

     1. Supply is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania.

     2. If (i) the proposed transaction is consummated in accordance with the Application-Declaration, the order or orders of the Securities and Exchange Commission thereon, and the registration statement referred to in the Application-Declaration, as the same shall become effective, (ii) the instruments of transfer referenced in that certain Asset Purchase and Reorganization Agreement, dated as of October 8, 1997, as amended, between Cunningham and Supply are duly executed and

Securities and Exchange Commission
Page 2
March 19, 1999


delivered by Cunningham, and (iii) the certificates representing the Shares shall have been duly executed, countersigned, registered and delivered, and the consideration therefor received by National, then:

     A. All laws of the Commonwealth of Pennsylvania applicable to the proposed transaction will have been complied with;

     B.   Supply will legally acquire the Shares from National;

     C. Supply will legally acquire the Acquired Assets through the exchange of the Shares for those assets; and

     D. The legal rights of the holders of any securities heretofore issued by Supply (which is a wholly-owned subsidiary of National) will not have been violated.

     I consent to the use of this opinion as an exhibit to the Application-Declaration.

     Very truly yours,

     /s/ Carl M. Carlotti

     Carl M. Carlotti

CMC/cjc

                                                       Exhibit G-1
[ARTICLE] OPUR1
[LEGEND]
THE SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM NATIONAL FUEL GAS COMPANY'S CONSOLIDATED FINANCIAL
STATEMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.
[/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                           12-MOS        12-MOS
[FISCAL-YEAR-END]                  SEP-30-1999   SEP-30-1999
[PERIOD-START]                     FEB-01-1998   FEB-01-1998
[PERIOD-END]                       JAN-31-1999   JAN-31-1999
[BOOK-VALUE]                          PER-BOOK     PRO-FORMA
[TOTAL-NET-UTILITY-PLANT]            2,274,324     2,275,571
[OTHER-PROPERTY-AND-INVEST]                  0             0
[TOTAL-CURRENT-ASSETS]                 352,911       354,751
[TOTAL-DEFERRED-CHARGES]                 9,572         9,572
[OTHER-ASSETS]                         222,671       223,123
[TOTAL-ASSETS]                       2,859,478     2,863,017
[COMMON]                                38,604        38,677
[CAPITAL-SURPLUS-PAID-IN]              423,055       426,069
[RETAINED-EARNINGS]                    468,059       468,059
[TOTAL-COMMON-STOCKHOLDERS-EQ]         928,533       931,620
[PREFERRED-MANDATORY]                        0             0
[PREFERRED]                                  0             0
[LONG-TERM-DEBT-NET]                   689,348       689,348
[SHORT-TERM-NOTES]                     242,600       242,600
[LONG-TERM-NOTES-PAYABLE]                    0             0
[COMMERCIAL-PAPER-OBLIGATIONS]         150,000       150,000
[LONG-TERM-DEBT-CURRENT-PORT]          214,231       214,231
[PREFERRED-STOCK-CURRENT]                    0             0
[CAPITAL-LEASE-OBLIGATIONS]                  0             0
[LEASES-CURRENT]                             0             0
[OTHER-ITEMS-CAPITAL-AND-LIAB]         634,766       635,218
[TOT-CAPITALIZATION-AND-LIAB]        2,859,478     2,863,017
[GROSS-OPERATING-REVENUE]            1,235,252     1,235,252
[INCOME-TAX-EXPENSE]                    19,469        19,469
[OTHER-OPERATING-EXPENSES]           1,121,640     1,121,640
[TOTAL-OPERATING-EXPENSES]           1,141,109     1,141,109
[OPERATING-INCOME-LOSS]                 94,143        94,143
[OTHER-INCOME-NET]                      39,036        39,036
[INCOME-BEFORE-INTEREST-EXPEN]         133,179       133,179
[TOTAL-INTEREST-EXPENSE]                94,408        94,408
[NET-INCOME]                            35,206        35,206
[PREFERRED-STOCK-DIVIDENDS]                  0             0
[EARNINGS-AVAILABLE-FOR-COMM]           35,206        35,206
[COMMON-STOCK-DIVIDENDS]                68,388        68,388
[TOTAL-INTEREST-ON-BONDS]               50,658        50,658
[CASH-FLOW-OPERATIONS]                       0             0
[EPS-PRIMARY]                             0.92          0.92
[EPS-DILUTED]                             0.92          0.92

[ARTICLE] OPUR1
[LEGEND]
THE SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM NATIONAL FUEL GAS SUPPLY CORPORATION'S FINANCIAL STATEMENTS
AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL
STATEMENTS.
[/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                      12-MOS         12-MOS
[FISCAL-YEAR-END]                  SEP-30-1999    SEP-30-1999
[PERIOD-START]                     FEB-01-1998    FEB-01-1998
[PERIOD-END]                       JAN-31-1999    JAN-31-1999
[BOOK-VALUE]                          PER-BOOK      PRO-FORMA
[TOTAL-NET-UTILITY-PLANT]              461,467        462,714
[OTHER-PROPERTY-AND-INVEST]                  0              0
[TOTAL-CURRENT-ASSETS]                  34,688         36,528
[TOTAL-DEFERRED-CHARGES]                 4,189          4,189
[OTHER-ASSETS]                          26,447         26,899
[TOTAL-ASSETS]                         526,791        530,330
[COMMON]                                25,345         25,345
[CAPITAL-SURPLUS-PAID-IN]               35,894         35,894
[RETAINED-EARNINGS]                    199,330        199,330
[TOTAL-COMMON-STOCKHOLDERS-EQ]         260,569        260,569
[PREFERRED-MANDATORY]                        0              0
[PREFERRED]                                  0              0
[LONG-TERM-DEBT-NET]                    65,000         65,000
[SHORT-TERM-NOTES]                     111,284        114,371
[LONG-TERM-NOTES-PAYABLE]                    0              0
[COMMERCIAL-PAPER-OBLIGATIONS]               0              0
[LONG-TERM-DEBT-CURRENT-PORT]                0              0
[PREFERRED-STOCK-CURRENT]                    0              0
[CAPITAL-LEASE-OBLIGATIONS]                  0              0
[LEASES-CURRENT]                             0              0
[OTHER-ITEMS-CAPITAL-AND-LIAB]          89,938         90,390
[TOT-CAPITALIZATION-AND-LIAB]          526,791        530,330
[GROSS-OPERATING-REVENUE]              168,776        168,776
[INCOME-TAX-EXPENSE]                    28,178         28,178
[OTHER-OPERATING-EXPENSES]              99,238         99,238
[TOTAL-OPERATING-EXPENSES]             127,416        127,416
[OPERATING-INCOME-LOSS]                 41,360         41,360
[OTHER-INCOME-NET]                      14,833         14,833
[INCOME-BEFORE-INTEREST-EXPEN]          56,193         56,193
[TOTAL-INTEREST-EXPENSE]                14,458         14,458
[NET-INCOME]                            41,735         41,735
[PREFERRED-STOCK-DIVIDENDS]                  0              0
[EARNINGS-AVAILABLE-FOR-COMM]           41,735         41,735
[COMMON-STOCK-DIVIDENDS]                24,614         24,614
[TOTAL-INTEREST-ON-BONDS]                    0              0
[CASH-FLOW-OPERATIONS]                       0              0
[EPS-PRIMARY]                                0              0
[EPS-DILUTED]                                0              0

[ARTICLE] OPUR1
[LEGEND]
THE SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM NATIONAL FUEL GAS COMPANY'S (PARENT COMPANY) FINANCIAL
STATEMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.
[/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                      12-MOS         12-MOS
[FISCAL-YEAR-END]                  SEP-30-1999    SEP-30-1999
[PERIOD-START]                     FEB-01-1998    FEB-01-1998
[PERIOD-END]                       JAN-31-1999    JAN-31-1999
[BOOK-VALUE]                          PER-BOOK      PRO-FORMA
[TOTAL-NET-UTILITY-PLANT]                    8              8
[OTHER-PROPERTY-AND-INVEST]                  0              0
[TOTAL-CURRENT-ASSETS]                 636,500        639,587
[TOTAL-DEFERRED-CHARGES]                 3,050          3,050
[OTHER-ASSETS]                       1,511,698      1,511,698
[TOTAL-ASSETS]                       2,151,256      2,154,343
[COMMON]                                38,604         38,677
[CAPITAL-SURPLUS-PAID-IN]              423,055        426,069
[RETAINED-EARNINGS]                    468,059        468,059
[TOTAL-COMMON-STOCKHOLDERS-EQ]         928,533        931,620
[PREFERRED-MANDATORY]                        0              0
[PREFERRED]                                  0              0
[LONG-TERM-DEBT-NET]                   624,000        624,000
[SHORT-TERM-NOTES]                     259,200        259,200
[LONG-TERM-NOTES-PAYABLE]                    0              0
[COMMERCIAL-PAPER-OBLIGATIONS]         150,000        150,000
[LONG-TERM-DEBT-CURRENT-PORT]          150,000        150,000
[PREFERRED-STOCK-CURRENT]                    0              0
[CAPITAL-LEASE-OBLIGATIONS]                  0              0
[LEASES-CURRENT]                             0              0
[OTHER-ITEMS-CAPITAL-AND-LIAB]          39,523         39,523
[TOT-CAPITALIZATION-AND-LIAB]        2,151,256      2,154,343
[GROSS-OPERATING-REVENUE]                    0              0
[INCOME-TAX-EXPENSE]                         1              1
[OTHER-OPERATING-EXPENSES]               3,657          3,657
[TOTAL-OPERATING-EXPENSES]               3,658          3,658
[OPERATING-INCOME-LOSS]                 (3,658)        (3,658)
[OTHER-INCOME-NET]                     107,335        107,335
[INCOME-BEFORE-INTEREST-EXPEN]         103,677        103,677
[TOTAL-INTEREST-EXPENSE]                68,471         68,471
[NET-INCOME]                            35,206         35,206
[PREFERRED-STOCK-DIVIDENDS]                  0              0
[EARNINGS-AVAILABLE-FOR-COMM]           35,206         35,206
[COMMON-STOCK-DIVIDENDS]                68,388         68,388
[TOTAL-INTEREST-ON-BONDS]               50,658         50,658
[CASH-FLOW-OPERATIONS]                       0              0
[EPS-PRIMARY]                             0.92           0.92
[EPS-DILUTED]                             0.92           0.92

           NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                  INDEX TO FINANCIAL STATEMENTS


S-1  Pro Forma Consolidated Financial Statements and Adjusting
     Journal Entries at January 31, 1999

S-2  Pro Forma National Fuel Gas Company Financial Statements and
     Adjusting Journal Entries at January 31, 1999

S-3  Pro Forma National Fuel Gas Supply Corporation Financial
     Statements and Adjusting Journal Entries at January 31, 1999

S-4  Notes to Consolidated Financial Statements

                    NATIONAL FUEL GAS COMPANY
                 PRO FORMA FINANCIAL STATEMENTS
                        JANUARY 31, 1999


     National Fuel Gas Supply Corporation (Supply Corporation) is a wholly-owned subsidiary of National Fuel Gas Company (National). Supply Corporation proposes to acquire substantially all the assets of Cunningham Natural Gas Corporation in exchange for approximately 72,948 registered shares of common, $1 par value, voting stock of National, in a manner intended to qualify for non-recognition of gain or loss pursuant to Section 368 of the Internal Revenue Code. The following financial statements assume the proposed transaction occurred as of January 31, 1999. The ultimate number of shares issued in this proposed transaction will depend on the market price of National's common stock when the transaction occurs.

                                             Financial Statement S-1

                NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                    PROFORMA CONSOLIDATED BALANCE SHEET
                            AT JANUARY 31, 1999
                                (UNAUDITED)
                          (Thousands of Dollars)

                                                Adjustments
ASSETS                           Per Books       Dr. (Cr.)     Pro Forma
                                ____________    ____________  ___________
PROPERTY, PLANT AND
  EQUIPMENT                       3,241,204       1,247(a,c)    3,242,451
LESS - ACCUMULATED
  DEPRECIATION, DEPLETION
  AND AMORTIZATION                  966,880                       966,880
                                  _________       _____         _________
                                  2,274,324       1,247         2,275,571
                                  _________       _____         _________
CURRENT ASSETS
  CASH & TEMP. CASH INVESTMENTS      29,624       1,811(a,c)       31,435
  RECEIVABLES - NET                 203,414          29(a)        203,443
  UNBILLED UTILITY REVENUE           47,115                        47,115
  GAS STORED UNDERGROUND             17,958                        17,958
  MATERIALS AND SUPPLIES             25,508                        25,508
  UNRECOVERED PURCHASED GAS COSTS     5,524                         5,524
  PREPAYMENTS                        23,768                        23,768
                                  _________       __________    _________
                                    352,911       1,840           354,751
OTHER ASSETS
  RECOVERABLE FUTURE TAXES           88,302                        88,302
  UNAMORTIZED DEBT EXPENSE           21,445                        21,445
  OTHER REGULATORY ASSETS            39,425                        39,425
  DEFERRED CHARGES                    9,572                         9,572
  OTHER                              73,499         452(b)         73,951
                                  _________       __________    _________
                                    232,243         452           232,695
                                  _________       __________    _________
TOTAL ASSETS                      2,859,478       3,539         2,863,017
                                  =========       ==========    =========
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
    COMMON STOCK                     38,604         (73)(a)        38,677
    PAID IN CAPITAL                 423,055      (3,014)(a)       426,069
    EARNINGS REINVESTED IN THE
      BUSINESS                      468,059                       468,059
    CUMULATIVE TRANSLATION ADJUST    (1,185)                       (1,185)
                                  _________       __________    _________
                                    928,633      (3,087)          931,620
                                  _________       __________    _________
LONG TERM DEBT, NET OF
  CURRENT PORTION                   689,348                       689,348
                                  _________       __________    _________
TOTAL CAPITALIZATION              1,617,881      (3,087)        1,620,968
                                  _________       __________    _________
MINORITY INTEREST IN FOREIGN
  SUBSIDIARIES                       24,250                        24,250
                                  _________       __________    _________

CURRENT AND ACCRUED LIABILITIES
  NOTES PAYABLE TO BANKS AND
   COMMERCIAL PAPER                 392,600                       392,600
  CURRENT PORTION OF LONG-TERM
   DEBT                             214,231                       214,231
  ACCOUNTS PAYABLE                   90,416                        90,416
  AMOUNTS PAYABLE TO CUSTOMERS        6,114                         6,114
  OTHER ACCRUALS AND CURRENT
   LIABILITIES                      109,957                       109,957
                                  _________       __________    _________
                                    813,318                       813,318
                                  _________       __________    _________
DEFERRED CREDITS
  ACCUMULATED DEFERRED INCOME
   TAXES                            270,287        (452)(b)       270,739
  TAXES REFUNDABLE TO CUSTOMERS      18,404                        18,404
  UNAMORTIZED INVESTMENT
   TAX CREDIT                        12,059                        12,059
  OTHER DEFERRED CREDITS            103,279                       103,279
                                  _________       __________    _________
                                    404,029        (452)          404,481
                                  _________       __________    _________

TOTAL CAPITALIZED AND LIABILITIES 2,859,478      (3,539)        2,863,017
                                  =========       ==========    =========

SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS.

                NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS
             OF INCOME AND EARNINGS REINVESTED IN THE BUSINESS
               FOR THE TWELVE MONTHS ENDED JANUARY 31, 1999
                                (UNAUDITED)
                          (Thousands of Dollars)
                                                Adjustments
                                 Per Books       Dr. (Cr.)     Pro Forma
                                ____________    ____________  ___________
OPERATING REVENUES                1,235,252                0    1,235,252
                                  _________       __________    _________
OPERATING EXPENSES:
  PURCHASED GAS                     394,439                       394,439
  OPERATION                         305,492                       305,492
  MAINTENANCE                        24,862                        24,862
  FUEL USED FOR HEAT AND
    ELECTRIC GENERATION              56,205                        56,205
  PROPERTY, FRANCHISE &
    OTHER TAXES                      90,592                        90,592
  DEPRECIATION, DEPLETION &
    AMORTIZATION                    121,054                       121,054
  IMPAIRMENT OF OIL & GAS
    PROPERTIES                      128,996                       128,996
  INCOME TAXES - NET                 19,469                        19,469
                                  _________       __________    _________
                                  1,141,109                0    1,141,109
                                  _________       __________    _________
OPERATING INCOME                     94,143                        94,143
OTHER INCOME                         39,036                        39,036
                                  _________       __________    _________
INCOME BEFORE INTEREST CHARGES      133,179                0      133,179
                                  _________       __________    _________
INTEREST CHARGES:
  INTEREST ON LONG-TERM DEBT         60,262                        60,262
  OTHER INTEREST                     34,146                        34,146
                                  _________       __________    _________
                                     94,408                0       94,408
                                  _________       __________    _________
MINORITY INTEREST IN FOREIGN
  SUBSIDIARIES                       (3,565)               0       (3,565)
                                  _________       __________    _________
NET INCOME AVAILABLE FOR
  COMMON STOCK                       35,206                        35,206

EARNINGS REINVESTED IN THE BUSINESS
  BALANCE AT FEBRUARY 1, 1998       501,241                       501,241
                                  _________       __________    _________
                                    536,447                0      536,447

  DIVIDENDS ON COMMON STOCK          68,388                        68,388
                                  _________       __________    _________
  BALANCE AT JANUARY 31, 1999       468,059                0      468,059
                                  =========       ==========    =========
EARNINGS PER COMMON SHARE              0.92             0.00         0.92
                                  =========       ==========    =========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                    38,427,589                    38,427,589
                                  =========                     =========
SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

                NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
              PROFORMA CONSOLIDATED ADJUSTING JOURNAL ENTRIES
                                (UNAUDITED)
                          (Thousands of Dollars)

                                          Debit             Credit
                                         ________          ________
(a)
Property, Plant & Equipment              1,415
Cash & Temporary Cash Investments        1,643
Accounts Receivable                         29
     Common Stock                                               73
     Paid-in-Capital                                         3,014
(To record issuance of 72,948 shares
of NFG common stock at $42-5/16 per share to be used for the acquisition of various assets from Cunningham Natural Gas
Corporation)

(b)
Goodwill (Other Assets)                    452
     Deferred Tax Liability                                    452
(To record related deferred taxes as a
result of a nontaxable business
combination in accordance with
Statement of Financial Accounting
Standard No. 109, "Accounting for
Income Taxes")

(c)
Cash                                       168
     Property, Plan and Equipment                              168
(To record cash received from escrow
account, which represents a portion of
the revenues by Cunningham Natural Gas
Corporation.  Amount is treated as a
purchase price adjustment.)

                                                  Financial Statement S-2

                    NATIONAL FUEL GAS COMPANY - PARENT
                          PROFORMA BALANCE SHEET
                            AT JANUARY 31, 1999
                                (UNAUDITED)
                           (Thousands of Dollars

                                                Adjustments
ASSETS                           Per Books       Dr. (Cr.)     Pro Forma
                                ____________    ____________  ___________
PROPERTY, PLANT AND
  EQUIPMENT                             132                           132
LESS - ACCUMULATED
  DEPRECIATION, DEPLETION
  AND AMORTIZATION                      124                           124
                                  _________       _____         _________
                                          8           0                 8
                                  _________       _____         _________
CURRENT ASSETS
  CASH & TEMP. CASH INVESTMENTS       7,084           0(a,b)        7,084
  NOTES RECEIVABLE - INTERCOMPANY   604,600       3,087(a)        607,687
  ACCOUNTS RECEIVABLE - INTERCOMPANY 23,167                        23,167
  ACCOUNTS RECEIVABLE                   381                           381
  PREPAYMENTS                         1,288                         1,288
                                  _________       __________    _________
                                    636,500       3,087           639,587
OTHER ASSETS
  STOCK OF SUBSIDIARIES             870,791                       870,791
  NOTES OF SUBSIDIARIES             624,000                       624,000
  UNAMORTIZED DEBT EXPENSE            5,131                         5,131
  OTHER REGULATORY ASSETS             4,769                         4,769
  DEFERRED CHARGES                    3,050                         3,050
  OTHER                               7,007                         7,007
                                  _________       __________    _________
                                  1,514,748           0         1,514,748
                                  _________       __________    _________
TOTAL ASSETS                      2,151,256       3,087         2,154,343
                                  =========       ==========    =========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    COMMON STOCK                     38,604         (73)(b)        38,677
    PAID IN CAPITAL                 423,055      (3,014)(b)       426,069
    EARNINGS REINVESTED IN THE
      BUSINESS                      468,059                       468,059
    CUMULATIVE TRANSLATION ADJUST    (1,185)                       (1,185)
                                  _________       __________    _________
                                    928,533      (3,087)          931,620
LONG TERM DEBT, NET OF
  CURRENT PORTION                   624,000                       624,000
                                  _________       __________    _________
TOTAL CAPITALIZATION              1,552,533      (3,087)        1,555,620
                                  _________       __________    _________
CURRENT AND ACCRUED LIABILITIES
  NOTES PAYABLE TO BANKS AND
   COMMERCIAL PAPER                 392,600                       392,600
  NOTES PAYABLE - INTERCOMPANY       16,600                        16,600

  CURRENT PORTION OF LONG-TERM
   DEBT                             150,000                       150,000
  ACCOUNTS PAYABLE - OTHER               16                            16
  ACCOUNTS PAYABLE - INTERCOMPANY     8,048                         8,048
  OTHER ACCRUALS AND CURRENT
   LIABILITIES                       27,539                        27,539
                                  _________       __________    _________
                                    594,803            0          594,803
                                  _________       __________    _________
DEFERRED CREDITS
  ACCUMULATED DEFERRED INCOME
   TAXES                             (1,605)                       (1,605)
  OTHER DEFERRED CREDITS              5,525                         5,525
                                  _________       __________    _________
                                      3,920            0            3,910
                                  _________       __________    _________
TOTAL CAPITALIZED AND LIABILITIES 2,151,256      (3,087)        2,154,343
                                  =========       ==========    =========

SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS.

                    NATIONAL FUEL GAS COMPANY - PARENT
                     PROFORMA STATEMENTS OF INCOME AND
                    EARNINGS REINVESTED IN THE BUSINESS
               FOR THE TWELVE MONTHS ENDED JANUARY 31, 1999
                                (UNAUDITED)
                          (Thousands of Dollars)
                                                Adjustments
                                 Per Books       Dr. (Cr.)     Pro Forma
                                ____________    ____________  ___________
OPERATING REVENUES                        0                0            0
                                  _________       __________    _________
OPERATING EXPENSES:
  OPERATION EXPENSE                   3,141                         3,141
  PROPERTY, FRANCHISE &
    OTHER TAXES                         514                           514
  DEPRECIATION, DEPLETION &
    AMORTIZATION                          2                             2
  INCOME TAXES - NET                      1                             1
                                  _________       __________    _________
                                      3,658                0        3,658
                                  _________       __________    _________
OPERATING INCOME                     (3,658)               0       (3,658)
                                  _________       __________    _________
OTHER INCOME:
  UNREMITTED EARNINGS OF
    SUBSIDIARIES                    (29,186)                      (29,186)
  DIVIDENDS OF SUBSIDIARIES          64,356                        64,356
  INTEREST-INTERCOMPANY              71,690                        71,690
  OTHER INTEREST                        475                           475
                                  _________       __________    _________
                                    107,335                0      107,335
                                  _________       __________    _________
INCOME BEFORE INTEREST CHARGES      103,677                0      103,677
                                  _________       __________    _________
INTEREST CHARGES:
  INTEREST ON LONG-TERM DEBT         50,658                        50,658
  INTEREST - INTERCOMPANY             1,085                         1,085
  OTHER INTEREST                     16,728                        16,728
                                  _________       __________    _________
                                     68,471                0       68,471
                                  _________       __________    _________
NET INCOME                           35,206                0       35,206
                                  _________       __________    _________
MINORITY INTEREST IN FOREIGN
  SUBSIDIARIES                       (3,565)               0       (3,565)
                                  _________       __________    _________
EARNINGS REINVESTED IN THE BUSINESS
  BALANCE AT FEBRUARY 1, 1998       501,241                       501,241
                                  _________       __________    _________
                                    536,447                0      536,447

  DIVIDENDS ON COMMON STOCK          68,388                        68,388
                                  _________       __________    _________
  BALANCE AT JANUARY 31, 1999       468,059                0      468,059
                                  =========       ==========    =========
EARNINGS PER COMMON SHARE              0.92             0.00         0.92
                                  =========       ==========    =========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                    38,427,589                    38,427,589
                                  =========                     =========


SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

                    NATIONAL FUEL GAS COMPANY - PARENT
                    PROFORMA ADJUSTING JOURNAL ENTRIES
                                (UNAUDITED)
                          (Thousands of Dollars)


                                                 Debit          Credit
                                                _______        _______
(a)
Notes Receivable - Intercompany                  3,087
     Cash                                                       3,087
(To record borrowings made to Supply
Corporation for the Cunningham acquisition)

(b)
Cash                                             3,087
     Common Stock                                                  73
     Paid-in-Capital                                            3,014
(To record issuance of 72,948 shares of NFG common stock at $42-5/16 per share to be used for the acquisition of various assets from Cunningham Natural Gas Corporation. Supply
Corporation paid for the common stock from the proceeds it received in entry(a).)

                                                  Financial Statement S-3

                   NATIONAL FUEL GAS SUPPLY CORPORATION
                          PROFORMA BALANCE SHEET
                            AT JANUARY 31, 1999
                                (UNAUDITED)
                          (Thousands of Dollars)

                                             Adjustments
ASSETS                          Per Books      Dr.(Cr.)       ProForma
                              ____________   ___________    ____________
PROPERTY, PLANT AND EQUIPMENT    734,755       1,247(c,e)      736,002
LESS- ACCUMULATED DEPRECIATION,
  DEPLETION AND AMORTIZATION     273,288                       273,288
                                ________      ______          ________
                                 461,467       1,247           462,714
CURRENT ASSETS
  CASH & TEMP. CASH INVESTMENTS      194       1,811(a,b,c,e)  462,714
  ACCOUNTS RECEIVABLE -
    INTERCOMPANY                  11,194                        11,194
  ACCOUNTS RECEIVABLE - CUSTOMER   3,525                         3,525
  OTHER ACCOUNTS RECEIVABLE        4,296          29(c)          4,325
  MATERIALS AND SUPPLIES          11,588                        11,588
  PREPAYMENTS                      3,891                         3,891
                                 _______      _______          _______
                                  34,688        1,840           36,528
                                 _______      _______          _______
OTHER ASSETS
  INVESTMENT IN ASSOCIATED
    COMPANIES                         61            0(b,c)          61
  RECOVERABLE FUTURE TAXES         4,958                         4,958
  UNAMORTIZED DEBT EXPENSE         6,816                         6,816
  OTHER REGULATORY ASSETS          7,141                         7,141
  DEFERRED CHARGES                 4,189                         4,189
  OTHER                            7,471          452(d)         7,923
                                 _______       ______          _______
                                  30,636          452           31,088
                                 _______       ______          _______
TOTAL ASSETS                     526,791        3,539          530,330

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  COMMON STOCK                    25,345                        25,345
  PAID IN CAPITAL                 35,894                        35,894
  EARNINGS REINVESTED IN THE
    BUSINESS                     199,330                       199,330
                                 _______       ______          _______
                                 260,569            0          260,569

NOTES PAYABLE - INTERCOMPANY      65,000                        65,000
                                 _______       ______          _______
TOTAL CAPITALIZATION             325,569            0          325,569
                                 _______       ______          _______
CURRENT AND ACCRUED LIABILITIES
  NOTES PAYABLE - INTERCOMPANY   111,284       (3,087)(a)      114,371
  ACCOUNTS PAYABLE                 6,086                         6,086
  ACCOUNTS PAYABLE - INTERCOMPANY  5,062                         5,062

  OTHER ACCRUALS AND CURRENT
    LIABILITIES                    8,343                         8,343
                                 _______       ______          _______
                                 130,775       (3,087)         133,862
                                 _______       ______          _______
DEFERRED CREDITS
  ACCUMULATED DEFERRED INCOME
    TAXES                         56,503         (452)(d)       56,955
  TAXES REFUNDABLE TO CUSTOMERS   (1,443)                       (1,443)
  UNAMORTIZED INVESTMENT TAX
    CREDIT                           345                           345
  OTHER DEFERRED CREDITS          15,042                        15,042
                                 _______        _______        _______
                                  70,447         (452)          70,899
TOTAL CAPITALIZATION AND
  LIABILITIES                    526,791       (3,539)         530,330
                                 =======        =======        =======


SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS.

                   NATIONAL FUEL GAS SUPPLY CORPORATION
                     PROFORMA STATEMENTS OF INCOME AND
                    EARNINGS REINVESTED IN THE BUSINESS
               FOR THE TWELVE MONTHS ENDED JANUARY 31, 1999
                                (UNAUDITED)
                          (Thousands of Dollars)
                                                Adjustments
                                 Per Books       Dr. (Cr.)     Pro Forma
                                ____________    ____________  ___________
OPERATING REVENUES                  168,776                0      168,776
                                  _________       __________    _________
OPERATING EXPENSES:
  PURCHASED GAS SOLD                    405                           405
  OPERATION                          55,592                        55,592
  MAINTENANCE                         9,869                         9,869
  PROPERTY, FRANCHISE &
    OTHER TAXES                      11,403                        11,403
  DEPRECIATION, DEPLETION &
    AMORTIZATION                     21,969                        21,969
  INCOME TAXES - NET                 28,178                        28,178
                                  _________       __________    _________
                                    127,416                0      127,416
                                  _________       __________    _________
OPERATING INCOME                     41,360                0       41,360
                                  _________       __________    _________
OTHER INCOME:
  MISCELLANEOUS INCOME                2,512                         2,512
  INVESTMENT TAX CREDIT                  24                            24
  ALLOW FUNDS USED IN CONST             376                           376
  OTHER INTEREST                     11,921                        11,921
                                  _________       __________    _________
                                     14,833                0       14,833
                                  _________       __________    _________
INCOME BEFORE INTEREST CHARGES       56,193                0       56,193
                                  _________       __________    _________
INTEREST CHARGES:
  INTEREST - INTERCOMPANY            13,831                        13,831
  OTHER INTEREST                        627                           627
                                  _________       __________    _________
                                     14,458                0       14,458
                                  _________       __________    _________
NET INCOME                           41,735                0       41,735

EARNINGS REINVESTED IN THE BUSINESS
  BALANCE AT FEBRUARY 1, 1998       182,209                       182,209
                                  _________       __________    _________
                                    223,944                0      223,944
  DIVIDENDS ON COMMON STOCK          24,614                        24,614
                                  _________       __________    _________
  BALANCE AT JANUARY 31, 1999       199,330                0      199,330
                                  =========       ==========    =========


SEE NOTES TO PROFORMA CONSOLIDATED FINANCIAL STATEMENTS.

  UNREMITTED EARNINGS OF
    SUBSIDIARIES                    (29,186)                      (29,186)
  DIVIDENDS OF SUBSIDIARIES          64,356                        64,356
  INTEREST-INTERCOMPANY              71,690                        71,690
  OTHER INTEREST                        475                           475
                                  _________       __________    _________
                                    107,335                0      107,335
                                  _________       __________    _________
INCOME BEFORE INTEREST CHARGES      103,677                0      103,677
                                  _________       __________    _________
INTEREST CHARGES:
  INTEREST ON LONG-TERM DEBT         50,658                        50,658
  INTEREST - INTERCOMPANY             1,058                         1,058
  OTHER INTEREST                     16,728                        16,728
                                  _________       __________    _________
                                     68,471                0       68,471
                                  _________       __________    _________
NET INCOME                           35,206                0       35,206
                                  _________       __________    _________
MINORITY INTEREST IN FOREIGN
  SUBSIDIARIES                       (3,565)               0       (3,565)
                                  _________       __________    _________
EARNINGS REINVESTED IN THE BUSINESS
  BALANCE AT FEBRUARY 1, 1998       501,241                       501,241
                                  _________       __________    _________
                                    536,447                0      536,447

                   NATIONAL FUEL GAS SUPPLY CORPORATION
                    PROFORMA ADJUSTING JOURNAL ENTRIES
                                (UNAUDITED)
                          (Thousands of Dollars)

                                          Debit             Credit
                                         ________          ________
(a)
Cash                                       3,087
     Notes Payable - Intercompany                            3,087
(To record Supply Corporation's
borrowings from the money pool)

(b)
Investment in Common stock                 3,087
     Cash                                                    3,087
(To record Supply Corporation's
acquisition of NFG common stock,
$1 par value, and related payment
to NFG)

(c)
Property, Plant & Equipment                1,415
Cash & Temporary Cash Investments          1,643
Accounts Receivable                           29
     Investment in Common Stock                              3,087
(To record Supply Corporation's exchange of 72,948 shares of NFG common stock, $1 par value, for various assets of Cunningham Natural Gas Corporation)

(d)
Goodwill (Other Assets)                      452
     Deferred Tax Liability                                    452
(To record related deferred taxes as a
result of a nontaxable business
combination in accordance with
Statement of Financial Accounting
Standard No. 109, "Accounting for
Income Taxes")

(e)
Cash                                         168
     Property, Plant and Equipment                             168
(To record cash received from escrow
account, which represents a portion of
the revenues earned by Cunningham
Natural Gas Corporation.  Amount is
treated as a purchase price adjustment.)

                                                                                                        Financial Statement S-4
                                            NATIONAL FUEL GAS COMPANY AND SUBSIDIARIES
                                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)   The Notes to Consolidated Financial Statements appearing under Item 8 of National Fuel Gas Company's September 30, 1998 Form
     10-K (File No. 1-3880) are incorporated herein by reference.

2)   The Notes to Consolidated Financial Statements appearing under Item 1 of National Fuel Gas Company's December 31, 1998 Form
     10-Q (File No. 1-3880) are incorporated herein by reference.

3)   Analysis of Investments in Associated Companies at January 31, 1999 (per Books - Thousands of Dollars):
                                                                 Earnings
                                                                Reinvested                                           Total
                                      Par or                      in the         Unremitted                        Investment
                                   Stated Value                  Business         Earnings        Cumulative      in Associated
                                   of Subsidiary     Paid in        at              Since         Translation     Companies at
                                       Stock         Capital     Acquisition     Acquisition      Adjustment          Equity
                                    ___________________________________________________________________________________________
National Fuel Gas Company:
  National Fuel Gas Distribution
    Corporation                     $ 59,171        $ 121,668     $ 4,636         $ 279,737        $       -        $ 465,212
  National Fuel Gas Supply
    Corporation                       25,345           35,833       2,453           196,877                -          260,508
  Seneca Resources Corporation           500          104,035           6           (21,927)               -           82,614
  Loidy Hub, Inc.                          4            1,365           -              (655)               -              714
  Highland Land & Minerals, Inc.           4              445           -             4,522                -            4,971
  Utility Constructors, Inc.               1            2,959           -              (888)               -            2,072
  Data-Track Account Services, Inc.        1              499           -               197                -              697
  National Fuel Resources, Inc.           10            3,490           -             8,063                -           11,563
  Horizon Energy Development, Inc.         5           38,286           -            (4,814)          (1,185)          32,292
  Upstate Energy Inc.                      1                -           -              (217)               -             (216)
  Seneca Independence Pipeline Co.         1                -           -                24                -               25
  Niagara Independence Marketing Company   1                -           -                 -                -                1
  Consolidating Adjustment                                              -            10,338                -           10,338
                                    ___________________________________________________________________________________________
                                      85,044          308,580       7,095           471,257           (1,185)         870,791
National Fuel Gas Supply Corporation:
  Seneca Resources Corporation                             61       61
                                    ___________________________________________________________________________________________
                                    $ 85,044        $ 308,641     $ 7,095         $ 471,257         $ (1,185)       $ 870,852
                                    ==========================================================================================